Exhibit 99.1

Management’s Discussion & Analysis Shaw Communications Inc.	3

Forward

Tabular dollar amounts are in millions of Canadian dollars, except per share amounts or unless otherwise indicated. This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Consolidated Financial Statements. The terms “we,” “us,” “our,” “Shaw” and “the Company” refer to Shaw Communications Inc. or, as applicable, Shaw Communications Inc. and its direct and indirect subsidiaries as a group. This MD&A is current as at November 27, 2019 and was approved by Shaw’s Board of Directors.

Caution Concerning Forward Looking Statements

Statements included in this Management’s Discussion and Analysis that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements. Forward looking statements in this Management’s Discussion and Analysis include, but are not limited to statements relating to:

•	future capital expenditures;

•	proposed asset acquisitions and dispositions;

•	expected cost efficiencies;

•	financial guidance and expectations for future performance;

•	business and technology strategies and measures to implement strategies;

•	the Company’s equity investments, joint ventures and partnership arrangements;

•	expected growth in subscribers and the services to which they subscribe;

•	competitive strengths;

•	expected project schedules, regulatory timelines, completion/in-service dates for the Company’s capital and other projects;

•	expected number of retail outlets;

•	timing of new product and service launches;

•	expected number of customers using voice over LTE, or VoLTE;

•	the deployment of: (i) network infrastructure to improve capacity and coverage and (ii) new technologies, including next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	the restructuring charges (related primarily to severance and employee related costs as well as additional costs directly associated with the Company’s Total Business Transformation (“TBT”) initiative) expected to be incurred in connection with the TBT initiative;

•	the anticipated annual cost reductions related to the Voluntary Departure Program (“VDP”) (including reductions in operating and capital expenditures) and the timing of realization thereof;

•	the impact that the employee exits will have on Shaw’s business operations;

•	outcome of the TBT initiative, including the timing thereof and the total savings at completion; and

•	expansion and growth of Shaw’s business and operations and other goals and plans.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this Management’s Discussion and Analysis are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. These assumptions, many of which are confidential, include but are not limited to:

•	general economic conditions;

•	future interest rates;

•	previous performance being indicative of future performance;

•	future income tax and exchange rates;

•	technology deployment;

•	subscriber growth;

•	incremental costs associated with growth in Wireless handset sales;

•	pricing, usage, and churn rates;

•	availability of devices;

•	content and equipment costs;

4	Shaw Communications Inc. 2019 Annual Report

•	completion of proposed transactions;

•	industry structure, conditions and stability;

•	government regulation (and its impact or projected impact on the Company’s business);

•	access to key suppliers and third-party service providers required to execute on its current and long term strategic initiatives on commercially reasonable terms;

•	retention of key employees;

•	the TBT initiative being completed in a timely and cost-effective manner yielding the expected results and benefits, including: (i) resulting in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the products and services offered to its customers) and (ii) realizing the expected cost reductions;

•	the Company being able to complete the employee exits pursuant to the VDP with minimal impact on business operations within the anticipated timeframes and for the budgeted amount;

•	the cost estimates for any outsourcing requirements and new roles in connection with the VDP;

•	the Company can gain access to sufficient retail distribution channels;

•	the Company can access the spectrum resources required to execute on its current and long-term strategic initiatives; and

•	the integration of acquisitions.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to:

•	changes in general economic, market and business conditions;

•	changing interest rates, income taxes, and exchange rates;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	changing industry trends, technological developments, and other changing conditions in the entertainment, information and communications industries;

•	changes in laws, regulations and decisions by regulators that affect the Company or the markets in which it operates;
•	changes in the value of the Company’s equity investments, joint ventures and partnership arrangements;

•	the Company’s ability to execute its strategic plans and complete its capital and other projects by the completion date;

•	the Company’s ability to grow subscribers;

•	the Company’s ability to close key transactions;

•	the Company’s ability to have the spectrum resources required to execute on its current and long-term strategic initiatives;

•	the Company’s ability to gain sufficient access to retail distribution channels;

•	the Company’s ability to achieve cost efficiencies;

•	the Company ability to retain key employees;

•	the Company’s ability to access key suppliers and third-party service providers required to execute on its current and long term strategic initiatives on commercially reasonable terms;

•	the Company’s ability to implement the TBT initiative as planned and realize the anticipated benefits therefrom, including: (i) TBT resulting in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the products and services offered to its customers) and (ii) the ability to realize the expected cost reductions;

•	the Company’s ability to complete employee exits pursuant to the VDP with minimal impact on operations;

•	technology, privacy, cyber security and reputational risks;

•	opportunities that may be presented to and pursued by the Company;

•	the Company’s ability to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in this report under the heading “Known events, trends, risks and uncertainties”.

The foregoing is not an exhaustive list of all possible factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

Management’s Discussion & Analysis Shaw Communications Inc.	5

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and pay dividends to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

This Management’s Discussion and Analysis provides certain future-oriented financial information or financial outlook (as such terms are defined in applicable securities laws), including the financial guidance and assumptions disclosed under “Outlook,” the expected annualized savings to be realized from the VDP and the total anticipated TBT restructuring costs for fiscal 2020. Shaw discloses this information because it believes that certain investors, analysts and others utilize this and other forward-looking information to assess Shaw’s expected operational and financial performance, and as an indicator of its ability to service debt and pay dividends to shareholders. The Company cautions that such financial information may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward-looking statements contained in this Management’s Discussion and Analysis are expressly qualified by this statement.

6	Shaw Communications Inc. 2019 Annual Report

ABOUT OUR BUSINESS

At Shaw, we are focused on delivering sustainable long-term growth and connecting customers to the world through a best-in-class seamless connectivity experience. After undergoing a period of significant and transformative change, our focus has shifted to driving operational efficiency and executing on our strategic priorities through the delivery of an exceptional customer experience and a more agile operating model. In fiscal 2019, our strategic focus remained unchanged as we believe that we are well positioned with our current set of complementary assets to meet the increasing needs and demands for connectivity by our customers and deliver long-term, sustainable growth.

In the following sections we provide selected financial highlights and additional details with respect to our strategy, our Wireline and Wireless divisions, our network and our presence in the communities in which we operate.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Management’s Discussion & Analysis Shaw Communications Inc.	7

Select Financial and Operational Highlights

Through an evolving operating and competitive landscape our consolidated business has delivered stable and profitable results in fiscal 2019.

Basis of presentation

On August 1, 2017, the Company sold 100% of its wholly owned subsidiary ViaWest, Inc. and its subsidiaries (collectively, “ViaWest”), previously reported under the Business Infrastructure Services division, to Peak 10 Holding Corporation (“Peak 10”).

On September 15, 2017, the Company sold a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation within the Company’s Business segment, to

Omnitracs Canada. The Company determined that the assets and liabilities of the Shaw Tracking business met the criteria to be classified as a disposal group held for sale for the period ended August 31, 2017.

Accordingly, the operating results and operating cash flows for the previously reported Business Infrastructure Services division and Shaw Tracking business (an operating segment within the Business division) are presented as discontinued operations separate from the Company’s continuing operations. The Business Infrastructure Services division was comprised primarily of ViaWest. The remaining operations of the previously reported Business Infrastructure Services segment and their results are now included within the Business segment. This Management’s Discussion and Analysis (“MD&A”) reflects the results of continuing operations, unless otherwise noted.

8	Shaw Communications Inc. 2019 Annual Report

2019 Total Revenue

2019 Operating Income Before Restructuring Costs and Amortization

Certain figures included within this annual report have been adjusted to correct an immaterial, inadvertent overstatement of previously reported wireless service revenue for the year ended August 31, 2019 of $7 million.

	Year ended August 31,
(millions of Canadian dollars except per share amounts)	2019	2018 (restated) (1)	Change %	2018 (as reported)	2017	Change %
Operations:
Revenue	5,340	5,189	2.9	5,239	4,882	7.3
Operating income before restructuring costs and amortization (2)	2,154	2,057	4.7	2,089	1,997	4.6
Operating margin (2)	40.3%	39.6%	1.8	39.9%	40.9%	(2.5)
Net income from continuing operations	733	39	>100.0	66	557	(88.2)
Income (loss) from discontinued operations, net of tax (3)	–	(6)	(100.0)	(6)	294	>(100.0)
Net income	733	33	>100.0	60	851	(92.9)
Per share data:
Basic earnings per share
Continuing operations	1.41	0.06		0.11	1.12
Discontinued operations	–	(0.01)		(0.01)	0.60

	1.41	0.05		0.10	1.72

Diluted earnings per share
Continuing operations	1.41	0.06		0.11	1.11
Discontinued operations	–	(0.01)		(0.01)	0.60

	1.41	0.05		0.10	1.71

Weighted average participating shares outstanding during period (millions)	511	502		502	491
Funds flow from continuing operations (4)	1,777	1,177	51.0	1,259	1,530	(17.7)
Free cash flow (2)	538	385	39.7	411	438	(6.2)

(1)

Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy related to the treatment of digital cable terminals (“DCTs”) to record them as property, plant and equipment rather than inventory upon acquisition. Comparative fiscal 2017 results have not been restated. Refer to “New Accounting Standards” for additional details on the changes for fiscal 2018.

(2)	Refer to key performance drivers.
(3)

As of the date ViaWest met the criteria to be classified as held for sale, the Company ceased amortization of non-current assets of the division, including property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in the period ended August 31, 2017, before tax, amounted to $16.

(4)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the Consolidated Statements of Cash Flows.

Management’s Discussion & Analysis Shaw Communications Inc.	9

Subscriber highlights:

Wireline – Consumer

Wireline – Business

Wireless

Subscriber highlights:	August 31, 2019	August 31, 2018	Change
Wireline – Consumer

Video – Cable	1,478,371	1,585,232	(106,861)

Video – Satellite	703,223	750,403	(47,180)

Internet	1,911,703	1,876,944	34,759

Phone	767,745	853,847	(86,102)

Total Consumer	4,861,042	5,066,426	(205,384)

Wireline – Business

Video – Cable	41,843	49,606	(7,763)

Video – Satellite	35,656	34,831	825

Internet	173,686	172,859	827

Phone	379,434	354,912	24,522

Total Business	630,619	612,208	18,411

Total Wireline	5,491,661	5,678,634	(186,973)

Wireless (1)

Postpaid	1,313,828	1,029,720	287,929

Prepaid	344,357	373,138	(21,688)

Total Wireless	1,658,185	1,402,858	266,241

Total Subscribers	7,149,846	7,081,492	79,268

(1)

The Company reduced the August 31, 2019 ending balance by 10,914 due to account cancellations dating back to 2016 previously not reported. The cancellations were comprised of 3,821 postpaid and 7,093 prepaid subscribers. In the Company’s view, the cancellations were not significant in relation to previously reported amounts.

10	Shaw Communications Inc. 2019 Annual Report

Our Strategy

At Shaw, we are focused on delivering sustainable long-term growth by connecting customers to the world through a best-in-class seamless connectivity experience by leveraging our world class converged network. After undergoing a period of significant and transformative change, our focus has shifted to driving operational efficiency and executing on our strategic priorities through delivery of an exceptional customer experience and a more agile operating model. In fiscal 2019, our strategic focus remained unchanged as we believe that we are well positioned with our current set of complementary assets to meet our customers’ increasing needs and demands for connectivity and deliver long-term, sustainable growth.

Fiscal 2019 was another exciting year of strong performance from our Wireless business. Through thoughtful and strategic investments and spectrum deployment, we have created a stronger, higher quality network that enables us to deliver an improved customer experience. Through our popular Big Gig Unlimited and Absolute Zero Plans, which leverage our continuous network quality improvements and additional points of distribution, we were able to deliver both subscriber growth of over 266,000 (net additions), ABPU improvement of 6.3% (to $41.67) and service revenue growth of approximately 23% (to over $690 million) in the year. Since the acquisition of Freedom Mobile in 2016, our subscriber base has grown by approximately 65% to over 1.65 million subscribers at the end of fiscal 2019, which is a true testament to Freedom Mobile delivering a differentiated and sustainable value proposition to customers.

In fiscal 2019, investment in our wireless network was a top priority and throughout the year, we continued to roll out our 700 MHz spectrum to a significant portion of sites in Calgary, Edmonton, and Vancouver as well as the greater Toronto area (“GTA”). At the end of fiscal 2019, approximately 70% of the build is complete in Western Canada, with the remaining deployment of the 700 MHz expected to continue throughout fiscal 2020. Additionally, through the 600 MHz spectrum auction which concluded in April 2019, we successfully acquired 11 paired blocks of 20-year 600 MHz spectrum across our Wireless footprint. The 600 MHz spectrum will not only enable us to vastly improve our current LTE service but will also serve as a foundational element of our 5G strategy.

In fiscal 2019, we also expanded our wireless network with the launch of 19 new markets in British Columbia, Alberta and Ontario. Our wireless operating footprint now covers over 18 million people, or approximately 50% of the Canadian population, in some of Canada’s largest urban centres, as well as many smaller communities throughout British Columbia, Alberta and Ontario.

In our Wireline division, we continued to leverage our broadband network by introducing new and improved services to our residential and business customers that align

Management’s Discussion & Analysis Shaw Communications Inc.	11

with our focus on profitable growth and stability. In fiscal 2019, we doubled the speeds of our Internet 150 and 300 to Internet 300 and 600. We also introduced Shaw BlueCurve to our residential customers, through the BlueCurve Gateway, BlueCurve Home App, and BlueCurve Pods (that create a mesh Wi-Fi network that reduces dead spots), as well as an enhanced and more cost-effective customer Video experience through internet protocol television, or IPTV. Both initiatives support our ongoing transformation, specifically the Total Business Transformation (“TBT”), which seeks to shift customer interactions to digital platforms, deploy self-help and self-install programs and streamline the operations that build and service our network. (see “Total Business Transformation”). At the end of fiscal 2019, approximately 45% of our customers elected to self-install their services. As part of this multi-year journey, we will continue to build and transition into a new digital operating service model, improving the customer experience while significantly reducing costs in the Wireline division.

In addition to strengthening the long-term strategic positioning of the Company over the last several fiscal years, we have maintained a strong balance sheet that supported the significant level of investment required for long-term growth while remaining committed to an investment grade credit rating and long-term free cash flow growth that supports our initiatives to return capital to our shareholders.

Total Business Transformation

In the second quarter of fiscal 2018, we introduced TBT, a multi-year initiative designed to reinvent Shaw’s operating model to better meet the evolving needs and expectations of our consumers and businesses by optimizing the use of resources, maintaining and ultimately improving customer service, and by reducing staff. The three key elements of TBT were to: 1) shift customer interactions to digital platforms; 2) drive more self-install and self-serve; and, 3) streamline the operations that build and service our networks. As part of the TBT initiative, we have reduced input costs, consolidated functions, and streamlined processes, which led to operational improvements across the business allowing us to evolve into a more efficient organization.

As a first step in the TBT, a voluntary departure package (the “VDP package”) was offered to approximately 6,500 eligible employees representing approximately 50% of our total workforce. The outcome of the voluntary departure program, or VDP had approximately 3,300 employees or 25% of our total workforce accepting the VDP package at that time. The Company’s execution of the VDP continued in fiscal 2019, resulting in approximately 1,000 employees exiting the Company for a total of approximately 2,300 employees since inception. In fiscal 2019, approximately 90 employees either rescinded their acceptance of the VDP package with the approval of the Company or declined their package in order to expedite their departure date. As of November 15, 2019, approximately 2,700 employees had departed the Company, which represents approximately 84% of the employees that accepted the VDP package. The Company expects to complete the VDP in fiscal 2020.

The anticipated annualized savings that will be achieved in fiscal 2020 through the TBT initiative (specifically VDP savings) are expected to be approximately $200 million (approximately $125 million attributable to operating expenses and approximately $75 million attributable to capital expenditures (i.e. labour costs that can be identified or associated with a capital project)) which is materially in line with the original estimate of $215 million. In fiscal 2019, VDP related cost reductions totaled $135 million of which $98 million were attributed to operating expenses and $37 million attributed to capital expenditures.

In connection with the VDP and various other TBT activities, the Company incurred a total restructuring charge of approximately $446 million in fiscal 2018, primarily related to severance and other employee related costs, as well as additional costs directly associated with the TBT initiative. While the restructuring charge has been recognized in fiscal 2018, the actual timing of employee exits are expected to occur over a 24-month period and payments to employees over a 34-month period due to the ability of the eligible employees to defer VDP payments until the first day of the next calendar year following their departure. As the VDP approaches completion, the total restructuring charge was reduced by $9 million in fiscal 2019 and is now expected to total approximately $437 million due to certain individuals rescinding their acceptance of the VDP package with the approval of the Company or declining their VDP package to expedite their departure date. As of August 31, 2019 and November 15, 2019, approximately $292 million and $325 million, respectively, has been paid with the remaining costs expected to be paid out over the next 16 months.

As of the date of this report, both VDP and TBT remain materially on plan in terms of both total restructuring costs and cost savings with limited operational impact to-date due to successful mitigation strategies and execution of our transformation program, which streamlined the way we work and serve our customers in order to provide sustainable operational efficiencies. See also “Restructuring costs”, “Caution Concerning Forward Looking Statements” and “Risks and Uncertainties” for a discussion of the TBT, the VDP and the risks and assumptions associated therewith.

People and Culture

As a leading Canadian connectivity company, we are transforming our culture and making purposeful investments in our people which enables us to deliver on our corporate and operational strategy. Building off a foundation of strong leadership and talent, our commitment to a diverse

12	Shaw Communications Inc. 2019 Annual Report

employee base ensures business decisions are made with our customers’ needs at the forefront to create a seamless connectivity experience.

Through various inputs and interactions, as well as listening to our employees through our recurring PeoplePulse surveys, we continue to focus on the following three imperatives to achieve our people and culture objectives:

1)

Talent – Elevating our people by giving them personalized development tools, skills, and the knowledge they need to succeed today and in the future, as well as proactively future-proofing skill gaps and keeping an eye on emerging talent needs.

2)	Leadership – Investing in our leaders by enhancing their capabilities to drive performance, support our culture and inspire our people.

3)

Culture – A key driver to our success and competitive advantage stems from our corporate culture and putting our people first to ensure we deliver on exceptional employee and customer experiences. As well, our commitment to sustainability and our environment ensures we are delivering value in the best ways.

Our employees are the source of everything amazing at Shaw and are committed to delivering an exceptional and seamless connectivity experience for our customers and the communities we serve.

Management’s Discussion & Analysis Shaw Communications Inc.	13

Our World-Class Converged Network

As our customers spend more of their time in the digital environment, they increasingly need and expect an always-on, seamless connectivity experience, which requires multiple integrated technology platforms. With our unique FibrePlus (our hybrid fibre-coax network comprised of fibre and coaxial cable), Wi-Fi and LTE networks, we have the opportunity to continue to innovate in response to changing consumer needs and technological developments. The world of connectivity will change in the coming years as wireline broadband technologies develop, standards for 5G are set, and wireless and wireline platforms converge. We continue to further integrate our wireline and wireless networks in order to realize additional capital expenditure synergies and customer benefits.

Global Technology Leaders

In order to efficiently secure and deliver leading technology for our customers – both for today and tomorrow – we recognize that we must participate in global scale initiatives through partnerships with best-in-class service providers. This ensures that the technology we adopt and invest in is, and continues to be, leading-edge in the global communications industry.

This approach allows us to leverage our current assets, where we have strength and expertise, while also ensuring our capital investments are aligned with industry leaders to support the development, maintenance, and advancement of new technology where it is impractical for us to do so on a standalone basis. This allows us to direct our capital resources and further our commitment to continue the advances in innovation, performance, and reliability of our products and services. In addition, this strategic approach to our business gives us the opportunity to better manage costs by participating in opportunities on a global scale.

We have a series of significant and strong relationships with global leaders on the following initiatives:

•	Shaw BlueCurve, a technology that provides customers with greater control over their home Wi-Fi experience (through the BlueCurve Home App and Pods) and supports IPTV, is powered by the BlueCurve Gateway (XB6) DOCSIS 3.1 advanced Wi-Fi modem developed by Comcast (see discussion under “Consumer”)

•	the deployment of Freedom Mobile’s LTE network, which was designed, planned and deployed by NOKIA, a global leader in mobile wireless technology and solutions (see discussion under “Wireless”)

•	our “Smart” suite of business services that includes SmartWiFi, SmartSecurity and SmartSurveillance, in collaboration with Cisco’s Meraki and SmartVoice, in collaboration with Broadsoft (see discussion under “Business”)

14	Shaw Communications Inc. 2019 Annual Report

WIRELESS Our Wireless division, through Freedom Mobile, provides wireless voice and data services through an expanding and improving wireless network

  WIRELINE - CONSUMER

Our Wireline - Consumer division connects consumers in

their homes and on the go with broadband Internet, Shaw

Go WiFi, video (including BlueCurve TV) and traditional home phone services

  WIRELINE - BUSINESS

Our Wireline - Business division provides

business customers with a full suite of connectivity

and managed services, including Internet, data, WiFi

and phone, which enables them to focus on building

their business

Wireless and Wireline Performance

In fiscal 2019, we continued to make progress on our TBT initiatives by improving the customer experience across both our Wireline and Wireless divisions while, at the same time, removing significant operating and capital costs from the business. Through our focus on execution, we are growing our wireless and broadband customers, identifying sustainable cost savings in our core Wireline business, and making the appropriate investments to capitalize on future growth. The disposal of our entire equity investment in Corus

Entertainment Inc. (“Corus”) in the year further solidified our balance sheet and allows us to continue our transformation into an agile, lean and digital-first organization that is focused on providing a seamless connectivity experience that meets the needs of its customers now and into the future. With our successful acquisition of 600 MHz spectrum across our wireless operating footprint, we can continue to improve our LTE experience, provide affordable options for our customers, and lay the foundation for 5G services.

Management’s Discussion & Analysis Shaw Communications Inc.	15

2019 Wireless Revenue

2018 Wireless Revenue

	2019		2018 (restated) (1)
(millions of Canadian dollars)	$	Increase	$	Increase
Service (2)	694	23.0%	564	17.0%
Equipment and other	353	4.7%	337	>100%

Wireless revenue	1,047	16.2%	901	48.9%
Operating income before restructuring costs and amortization (3)	199	40.1%	142	6.8%

(1)

Fiscal 2018 reported figures have been restated applying IFRS 15. The increase for Fiscal 2018 reflects the change from comparative fiscal 2017 results that have not been restated. Refer to “New Accounting Standards” for additional details on the changes for fiscal 2018.

(2)	Certain figures have been adjusted to correct an immaterial, inadvertent overstatement of previously reported wireless service revenue for the year ended August 31, 2019 of $7 million.
(3)	Refer to key performance drivers.

Our Wireless division was formed following the acquisition of Freedom Mobile in March 2016. This acquisition transformed Shaw into a leading Canadian connectivity company, adding the critical wireless component to our converged network. Our Wireless division currently operates in Ontario, Alberta and British Columbia, offering the leading alternative for mobile services to the three national wireless incumbent carriers.

16	Shaw Communications Inc. 2019 Annual Report

Launch of Big Gig Unlimited, Absolute Zero, and Prepaid Plans

In fiscal 2018, Freedom Mobile, by leveraging its AWS-3 LTE Network, launched the Big Gig data plans, targeting a data-centric customer with 10 GB of data for only $50 per month – unlike any other plan offered in Canada at that time. Building off the success of our Big Gig Plans, in fiscal 2019, we launched the Big Gig Unlimited and Absolute Zero campaigns in response to the competitive and dynamic wireless environment. Paired with the most popular devices, and ongoing improvements in the strength and capacity of our network, our Big Gig Unlimited and Absolute Zero plans, continue to disrupt the wireless market by providing Canadians with a better, more affordable option when choosing a wireless service provider.

Freedom Mobile customers can either bring their own device to the network or participate in one of Freedom Mobile’s discretionary wireless handset discount plans – MyTab, MyTab Boost, and Absolute Zero. MyTab allows Freedom Mobile customers to pay a discounted price for a handset upfront with no predetermined monthly incremental charge. My Tab Boost allows Freedom Mobile customers to receive a further reduction on the upfront payment for a handset which could be as low as $0 if they pay a predetermined incremental amount on a monthly basis. The Absolute Zero plan allows Freedom Mobile customers to receive an eligible handset for $0, with no predetermined incremental amount payable each month, with a two-year standard commitment.

In the third quarter of fiscal 2019, Freedom Mobile introduced new prepaid service plans that better aligned with current market offers which resulted in a significant year-over-year improvement in prepaid market performance.

Distribution Network

During fiscal 2018, we expanded our retail network by entering into distribution agreements with Loblaws and Walmart. Freedom Mobile products and services are currently being distributed in approximately 100 Loblaws’ “The Mobile Shop” locations and approximately 140 Walmart locations throughout Ontario, Alberta and British Columbia. In fiscal 2019, Freedom Mobile remodeled its most prominent corporate branded stores and finalized an agreement with a third national retail partner, Mobilinq, to launch prepaid services in approximately 50 of its stores. When combined with our existing corporate and dealer store network, Freedom Mobile ended fiscal 2019 with over 650 retail distribution locations.

Network Upgrades

Supporting our subscriber and revenue growth, and our improved Wireless postpaid churn results, are the significant investments in our network and customer service capabilities. In fiscal 2019, we continued to deploy our Extended Range LTE network in Calgary, Edmonton, Vancouver, and the GTA, which leverages our 700 MHz spectrum, to provide customers with improved in-building coverage as well as extending service at the edge of the current area. At the end of fiscal 2019, approximately 70% of the build is complete in Western Canada, with the remaining deployment of our 700 MHz spectrum expected to continue throughout 2020. In fiscal 2019, Freedom Mobile also migrated its core network to the CloudBand Infrastructure Software platform, which is the latest generation of cloud core architecture from Nokia and a key building block of 5G. With our successful acquisition of the 600 MHz spectrum across our entire wireless operating footprint, we will continue to improve our network experience and provide affordable options for our customers.

5G Technical Trials

In fiscal 2019, we completed extensive 5G pre-commercial trials in the 3.5 GHz and 28 GHz frequency bands in collaboration with Nokia, NovApex Technologies, Keysight Technologies and PCTEL. The trials were conducted at three Freedom Mobile cell sites in suburban Calgary and included both stationary and mobile driving testing.

•	The 28 GHz spectrum band testing demonstrated speeds of up to 2.1 Gbps were possible with pre-commercial user

Management’s Discussion & Analysis Shaw Communications Inc.	17

devices which could potentially enable a new range of applications including augmented and virtual reality. However, as expected, the results showed that mobile coverage was generally limited to 100–300m from the cell site which makes the 28 GHz spectrum band best suited for hot spot areas with high user density (e.g. outdoor plazas, stadiums, and shopping areas).

•	Conversely, stationary and drive test results at the 3.5 GHz spectrum band indicate that seamless mobile coverage is possible using existing sites with download speeds of up to 340 Mbps.

•	Performance testing results also showed that significant reductions in latency were possible with 5G with median round trip latencies of 8.5 milliseconds measured at 28 GHz spectrum band, which is approximately 1⁄4 of the time on existing LTE networks.

Both the 3.5 GHz and 28 GHz frequency bands are planned to be auctioned by Innovation, Science and Economic Development (“ISED”) in 2020 and 2021, respectively. We are currently conducting additional pre-commercial 5G trials in fiscal 2020 in two key areas: (1) 5G backhaul over DOCSIS, and (2) 5G in the 600 MHz frequency band. Backhauling 5G traffic over DOCSIS offers the prospect of significantly reducing the time and cost to deploy 5G networks. 5G in the 600 MHz frequency band offers lower latency, improved device connectivity, and higher speeds compared to LTE.

Subscriber and ABPU Growth

In fiscal 2019, our Wireless division delivered strong, high quality subscriber growth while continuing to improve operating margins and lower churn. Over 18 million Canadians or 50% of the Canadian population reside within our current mobile wireless network service area. Our Wireless division’s customer base continues to grow, with over 1.65 million customers, including over 266,000 net new customers added in fiscal 2019. The growth of Freedom Mobile’s subscriber base was complemented, on an annual basis, by an ABPU improvement of 6.3% (to $41.67) over fiscal 2018, reflecting the increased number of customers subscribing to higher value plans and purchasing devices through Freedom Mobile.

Since the acquisition of Freedom Mobile, we have made significant investments and improvements to scale the business. We have firmly established Freedom Mobile as the industry innovator and recognized champion of wireless affordability for Canadians. Through years of thoughtful and strategic capital investing, we are expanding and improving our facilities-based wireless network that is capable of meeting the evolving needs of our customers. We are excited by the growth potential of the Wireless business, and, as shown by our results this year, we are committed to delivering a strong and competitive wireless alternative that will benefit all Canadians.

Wireless subscriber activity is influenced by the launch of popular new mobile devices, seasonal promotional periods and the level of competitive intensity. Our first and fourth quarters typically experience higher volumes of Wireless competitive activity as a result of back to school and holiday season-related consumer behaviour. Aggressive promotional offers are often advertised during these periods which can impact our Wireless subscriber metrics. Shaw’s Wireless business does not depend on any single customer or concentration of customers.

1	Assumes Canadian population of 35 million (https://www.statcan.gc.ca/pub/12-581-x/2017000/pop-eng.htm).

18	Shaw Communications Inc. 2019 Annual Report

2019 Wireline Revenue

2018 Wireline Revenue

	2019		2018 (restated) (1)
(millions of Canadian dollars)	$	Increase / (Decrease)	$	Increase / (Decrease)

Consumer	3,707	(0.5)%	3,725	(0.6)%

Business	593	4.6%	567	6.4%

Wireline revenue	4,300	0.2%	4,292	0.3%
Operating income before restructuring costs and amortization (2)	1,955	2.1%	1,915	2.7%

(1)

Fiscal 2018 reported figures have been restated applying IFRS 15. The increase/(decrease) for Fiscal 2018 reflects the change from comparative fiscal 2017 results that have not been restated. Refer to “New Accounting Standards” for additional details on the changes for fiscal 2018.

(2)	Refer to key performance drivers.

In our Wireline business, we have cemented our status as a technology leader with our BlueCurve and SmartSuite products. Through our digital transformation, we have made it easier to interact with our customers and are leveraging insights from customer data to better understand their preferences so we can provide them with the services they want. We are shifting customer interactions to digital platforms and driving more self-help, self-install and self-service. At the end of fiscal 2019, 45% of our customers elected to self-install their services. We continue to streamline and simplify manual processes that improve the customer experience and day-to-day operations for our

Management’s Discussion & Analysis Shaw Communications Inc.	19

employees. This focus has played an instrumental role in executing our overall VDP, which is approximately 84% complete as at November 15, 2019.

Our focus remains on the execution and delivery of stable and profitable Wireline results. This includes growing Internet subscribers, primarily through two-year ValuePlans, and attracting and retaining high quality Video subscribers which support our Consumer profitability objectives.

Our Consumer division provides residential customers with leading connectivity experiences on two platforms.

•	Wireline Services – we provide broadband Internet, Shaw Go WiFi, Video, and Phone services to customers that are connected to our local and regional FibrePlus network in British Columbia, Alberta, Saskatchewan, Manitoba and Northern Ontario

•	Satellite Services – we provide Video by satellite to customers across Canada

Wireline Internet, Video and Phone Services

Shaw is one of the largest providers of residential communications services in Canada. Our Consumer division connects our customers in British Columbia, Alberta, Saskatchewan, Manitoba and Northern Ontario through our FibrePlus network with broadband Internet, Shaw Go WiFi, Video, and Phone services to meet their needs at home and on the go.

As our customers’ needs evolve, we continue to focus on innovative value-added service offerings. Our customer-centric strategy is designed to deliver a quality service experience, value and choice for our customers.

Leveraging our strategic partnership with Comcast, we continued to roll-out an advanced series of technologies catered to serve an increasingly connected Canadian population beginning with Shaw BlueCurve, our next generation technology which features the BlueCurve Gateway, BlueCurve Home App, BlueCurve Pods, BlueCurve TV, and BlueCurve TV App. In connection with the BlueCurve launch, we introduced a new brand advertising platform representing our shift to a modern Shaw. Wrapped under the campaign line “You Got It”, our BlueCurve platform puts our customers at the centre of it all – by showcasing the way our products and services fuel their connected lives.

Internet

As a leading Canadian connectivity company, we believe that the Internet plays a fundamental role in connecting our customers to the world and everything in it. We recognize the importance of providing reliable, affordable and worry-free connectivity to meet the ever-increasing appetite of our customers for discovery, social connectivity and streaming.

In 2019, we continued to deploy our Data over Cable Interface Specification version 3.1 (“DOCSIS 3.1”) advanced Wi-Fi modem (XB6), powered by Comcast, which enables faster internet speeds, supports more devices and ensures a stronger in-home internet connection. Building on our network advantage and the success of our Internet offerings, in the first quarter of 2019, we introduced Internet 600 – doubling our fastest residential speed with Unlimited Data – which is available across virtually all of our Western Canadian cable footprint.

As part of the Internet 600 launch, we doubled speeds of our top residential tiers, Internet 150 and 300 to Internet 300 to 600, respectively. Our Internet services now ranges from Internet 50 to Internet 600, giving customers that live within our cable footprint choice, value, and reliable connectivity. As Canadians continue to add more devices and use more data, Internet 600 with Unlimited Data allows our customers to stream, game, make video calls and surf the web all at the same time, with improved buffering time and without incurring additional data charges.

In April 2019, the Company unveiled Shaw BlueCurve, a technology that provides customers with greater control over their home Wi-Fi experience through the BlueCurve Home App and expanded Wi-Fi coverage with BlueCurve Pods. The launch of Shaw BlueCurve technology aligns with the Company’s TBT initiative regarding a more agile, innovative, and customer-centric approach to modernizing all aspects of its operations, including a more efficient delivery of products and services. In particular, the BlueCurve technology supports an easy-to-use self-install program which allows us to differentiate our broadband service by saving our customers’ time so they can get connected quickly.

The BlueCurve Home App is the latest innovative in-home consumer product that Shaw has brought to market through its partnership with Comcast, and it is available with Shaw’s BlueCurve Gateway modem – the hub of customers’ in-home content and connectivity experience. The BlueCurve Home App provides an intuitive way for our customers to manage their in-home Wi-Fi, including time controls, user-controls, usage reporting, troubleshooting and self-installation. BlueCurve Pods are simple plug-in devices which enable Wi-Fi to reach every corner of our customers’ homes by creating a mesh Wi-Fi network that reduces dead spots. The BlueCurve Pods can be easily self-installed through the BlueCurve Home App, plug directly into indoor electrical outlets, and can be easily moved to suit customers’ distinct coverage needs.

In addition to our reliable service enhanced by our BlueCurve experience, a key value-added differentiator for Shaw Internet customers is access to our carrier-grade Shaw Go WiFi network, which continues to show growth in the number of devices connecting to our network. Over 3.6 million devices have authenticated on our Shaw Go WiFi network and there are over 100,000 access points used by our customers in coffee shops, restaurants, gyms, malls, public transit and other public spaces covering locations from British Columbia to Ontario.

In fiscal 2019, we continued the focus on our 2-year Value Plans, which provide customers with price certainty over the term and has resulted in lower churn rates on those plans. Due to the strength of our FibrePlus network and our focus on improving execution, we added approximately 35,000 Internet customers in fiscal 2019, including 11,400 Internet customers in the fourth quarter.

20	Shaw Communications Inc. 2019 Annual Report

Video

Our wireline Video services continue to offer a wide selection of standard definition (“SD”) and high definition (“HD”) television channels with access to one of Western Canada’s largest selection of on-demand titles, including access to both free and paid movies, television shows and music content.

Our Video customers can choose pre-selected packages with the most popular channels or start with a basic primary package and then add additional channels from a variety of sports, family and other theme specialty packages, as well as individual channels offered on a channel-by-channel basis.

Our flagship Video offering is the Comcast Xfinity-based Video service, branded as Shaw BlueCurve TV, our next generation of TV service (replacing our BlueSky TV service). Blue Curve TV is available across most of our western Canadian cable footprint. BlueCurve TV provides a superior and unique content search experience – a single voice command on the remote returns content available for viewing from live TV, Video On Demand,

YouTube, Crave, Netflix, Amazon Prime, and other OTT platforms (where subscribed) – it’s all in one place.

In connection with the BlueCurve TV launch, we also upgraded our Video packages to provide a simplified offering for Canadians with improved channels and entertainment value for our customers that bundled BlueCurve TV and Internet services.

Our Shaw BlueCurve TV customers also have access to the X1 based “BlueCurve TV App”, our next generation TV app (replacing our Free Range TV app), which is free for all Shaw Video (Cable and Shaw Direct) customers. The BlueCurve TV App makes available, over the Internet and mobile devices, a large library of content, including current TV shows, movies, sports, and family content. In addition, the BlueCurve TV App allows BlueCurve TV customers to access to their PVR recordings and download any recordings and take with them on the go.

Building on the BlueCurve gateway modem, in May 2019, we began to seamlessly roll-out our IPTV service on a market-by-market basis providing Canadians with additional functionality on the BlueCurve TV platform, including access to a 4K wireless player which allows them to watch TV in any part of their home. As of August 31, 2019, we successfully launched our IPTV service across 70% of our Western Canadian footprint with the full roll-out expected to be complete over the next few months.

Phone

Our Phone service offers a full-featured residential digital telephone service through our wireline network as a complement to our broadband Internet and Video services.

Management’s Discussion & Analysis Shaw Communications Inc.	21

Satellite Services

Shaw Direct connects families across Canada with Video and audio programming by satellite. Shaw Direct customers have access to over 550 digital video channels (including over 300 HD channels) and thousands of on-demand, pay-per-view and subscription movie and television titles.

Similar to our wireline Video service, our satellite customers can select a primary TV package that includes a set number of base channels plus a selection of add-on channels. Shaw Direct customers can further customize their TV packages by adding additional theme packs, premium packages and individual channels.

Shaw Direct is one of two licensed satellite Video services currently available across Canada. While Shaw Direct has many customers in urban centres, market penetration for satellite Video is generally stronger in rural areas. The service is marketed through Shaw Direct and a nation-wide distribution network of third-party retailers.

We are committed to securing and delivering leading technology for our customers. Currently, we have access to three satellites that enable us to enhance our offerings with nearly all HD programming and improved service quality. During fiscal 2019, we completed the final phase to move all Video services from MPEG-2 to MPEG-4 to improve the operational efficiencies of our transponders. We expect to be able to offer all carried and available English and French services in HD by early 2020.

A listing of our satellite capacity is provided below as at August 31, 2019.

Shaw Satellite Transponders
Transponders	Interest	Nature of Satellite
Anik G1	16 xKu-band	Leased
Anik F2 (1)	16 Ku-band	Owned(2)(3)
	6 Ku-band	Leased
Anik F1R	28 Ku-band(3)	Leased
	1 C-band	Leased

(1)

On September 15, 2017, the Company sold a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation, to Omnitracs Canada. As part of the transaction, the leases to access the Anik F2 2 Ku-band (partial) and the Intelsat Galaxy 16 1 Ku-band (partial) were assigned to Omnitracs Canada.

(2)	Effective October 1, 2019, the Company transferred its interest in the 16 Anik F2 transponders which it owned, back to Telesat.
(3)

Also effective October 1, 2019, the Company adjusted its satellite traffic on the Anik F1R and Anik F2 satellites, and renewed its capacity service agreements on 6 Anik F1R Ku-band transponders and 16 Anik F2 Ku-band transponders until the effective end-of-life date of such satellites.

While financial results for the Consumer division are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. Subscriber activity may also be affected by competition and Shaw’s promotional activity. Further, satellite subscriber activity is modestly higher around the summertime when more subscribers have second homes in use. Our Consumer Video business does not depend on any single customer or concentration of customers.

22	Shaw Communications Inc. 2019 Annual Report

Shaw Business provides connectivity solutions to business customers of all sizes, from home offices to medium and large-scale enterprises, leveraging our business grade FibrePlus and fibre-to-the-premise (“FTTP”) networks.

The range of services offered by Shaw Business includes:

Fibre Internet

•	Scalable, symmetrical fibre Internet solutions from 10 Mbps to more than 10 Gbps.

Business Internet

•	On March 7, 2019, Shaw Business launched its fastest internet tier in select areas, with download speeds of up to 1 Gbps paired with upload speeds of up to 125 Mbps, which allows businesses of all sizes to get the bandwidth they need and ensure their employees, customers and guests can get the most out of their connectivity experience.

•	In the third quarter of fiscal 2019, Shaw Business:

•	upgraded its Internet 25 and other lower tier speed customers to Internet 75 (with download speeds of up to 75 Mbps paired with uploads speeds of up to 15 Mbps).
•	doubled the speeds of eligible Shaw Business Internet and Smart Wi-Fi 150 and 300 customers to Shaw Business Internet and Smart WiFi 300 and 600 (with download speeds of up to 300 Mbps and 600 Mbps, respectively paired with upload speeds of up to 20 Mbps and 30 Mbps, respectively). Shaw Business Internet and Smart WiFi 150 and 300 customers were notified about their eligibility to receive this complimentary speed increase and a new Hitron DOCSIS 3.1 modem.

•	all these packages offer unlimited data usage, one dynamic and one static IP address, and are available on month-to-month, 2, 3, and 5-year contract terms.

Data Connectivity – provides secure private connectivity for multiple locations

•	In January 2019, Shaw Business launched an enhanced data service, Ethernet over DOCSIS (EoD), which offers symmetrical data speeds of up to 100 Mbps making Shaw the first multiple system operator in North America to offer these symmetrical speeds over a hybrid fibre coaxial network.

•	Leveraging our hybrid fibre-coaxial network, or FibrePlus network, we have extended this EoD service to over 300,000 business locations in Western Canada.

Management’s Discussion & Analysis Shaw Communications Inc.	23

Voice Solutions

•	Shaw Business offers a range of voice solutions from traditional analog to digital Business Phone and robust, fully-managed voice systems with unified communications functionality.

•	Shaw Business Digital Phone offers more than 18 business features including multi-line hunting, voicemail to email and an included toll-free number.

•	in addition to competitive long-distance rates across the globe and month-to-month uncontracted rates, Shaw Business phone customers have 2, 3, and 5-year contract options to provide cost consistency for their business.

Video

•	Video and audio service offering content for public viewing.

•	Similar to our consumer Video service, Business cable and satellite customers can choose from a selection of primary channel packages and may add from a variety of sports, family and other theme specialty packages, and a number of individual channels that we offer on a channel-by-channel basis.

•	In August 2019, Shaw Business launched a Video Casting solution for hospitality giving guests the ability to securely and seamlessly cast video content from their personal devices to a guest room television. This property management solution streamlines the guest authentication experience and enables hoteliers to monetize the Wi-Fi solution.

Broadcast Video

•	Delivers high-quality Video to service providers across North America in real time.

Shaw Business has positioned itself as a trusted business advisor by taking care of all aspects of its customers’ increasingly complex always-on connectivity requirements so they can focus on growing their business. As part of this strategy, Shaw collaborates with global scale technology leaders to offer its “Smart” suite of easy to use and flexible managed business communications solutions. The Smart suite of services provides cost-effective enterprise grade managed IT and communications solutions that are increasingly valued by businesses of all sizes as the digital economy grows in scope and complexity.

The Smart Suite of services includes:

SmartVoice

•	SmartVoice is a unified communications solution that integrates instant messaging, presence, email, video conferencing and a mobile application that is built on Broadsoft’s BroadWorks platform.

24	Shaw Communications Inc. 2019 Annual Report

•	From comprehensive traditional phone features such as auto-attendant, hunt groups and call recording to collaboration tools such as instant messenger and screen sharing, SmartVoice gives businesses the flexibility to work in a modern way.

•	SmartVoice offers three different levels of packaging based on business needs and is available on 2, 3, or 5-year contract terms.

SmartWiFi

•	SmartWiFi is a fully-managed Internet solution deployed over Cisco’s Meraki platform that enables seamless, secure wireless connectivity for employees, customers and guests in the office.

•	SmartWiFi also enables access to the cloud portal where customers can easily manage their service, configure their set service identifiers, or SSIDs, to gain insight from network analytics and create a custom dashboard.

•	Available at speeds of up to 75 Mbps, 300 Mbps, 600 Mbps and 1 Gbps, plus Wireless access points, SmartWiFi provides our customers with exceptional Wi-Fi coverage on 2, 3, or 5-year contract terms.

SmartSecurity

•	SmartSecurity is a fully-managed network security platform deployed over Cisco’s Meraki platform that protects a wired and Wi-Fi network at the edge with access control, virus protection, the ability to control which applications run on the network, content filtering and the connection of branch locations. A SmartSecurity premium package also includes the ability to set-up a secure a virtual private network, or VPN.

•	In February 2019, Shaw Business introduced LTE Failover, an add-on service for SmartSecurity, which provides redundancy through a secondary Internet connection that ensures seamless and automatic failover in case of an outage.

•	SmartSecurity is available when bundled with SmartWiFi or Business Internet on 3 or 5-year contract terms.

SmartSurveillance

•	SmartSurveillance is a fully-managed, enterprise-grade security camera solution deployed over Cisco’s Meraki platform. Managed through a cloud-portal, SmartSurveillance enables business owners to view footage and manage their cameras from anywhere using an intuitive on-line dashboard. Sophisticated features, such as motion-based search and heat mapping, allow owners to quickly find footage of interest and identify activity patterns.
•	SmartSurveillance can also be bundled with SmartWiFi or Business Internet 75 and above on a 3 or 5-year contract term.

Software Defined Wide Area Network (“SD-WAN”)

•	In October 2018, Shaw Business launched SD-WAN, which provides businesses with a better way to connect multiple offices in a scalable and cost-effective manner on a cloud-managed platform.

•	With integrated security, multiple Internet links, seamless LTE failover and intelligent path control, SD-WAN enables companies to deploy a resilient, cost-effective, high-bandwidth connectivity solution.

•	Powered in partnership with Cisco Meraki, SD-WAN sites are connected by Internet links secured by our SmartSecurity service which provides network protection and cloud-based security policy updates to protect businesses from the latest vulnerabilities and network threats.

Session Initiation Protocol (“SIP”) Trunking

•	Our next-generation SIP Trunking solution, on the Broadsoft platform, delivers a centralized voice solution managed in an easy-to-use cloud portal.

•	SIP allows customers to pay only for what they need with the ability to scale the system quickly as businesses grow.

•	The integration with Broadsoft’s platform provides businesses with access to unified communications features such as video conferencing, call queuing and auto-attendant as well as the ability to join offices with SmartVoice and SIP into the same environment to save cost and increase efficiency.

On the success of its SmartSuite of products, Shaw Business continues to grow at a steady pace despite recent years of economic challenges experienced in parts of Western Canada. Highlighted by growth in the small and medium sized business markets, our Business division continues to consistently increase its customer base, revenue and profitability. Our SmartSuite products can scale to larger businesses, giving us opportunities to deliver services across Canada.

In order to continue to meet the evolving needs of our customers, we are executing our plan to ensure that our wireline network keeps pace with our customers’ expectations for bandwidth, speed and reliability. See “Shaw’s Wireline Network” for a description of our wireline network and the advances that we are undertaking.

Management’s Discussion & Analysis Shaw Communications Inc.	25

Calgary1 Data Centre

On August 1, 2019, Shaw Business completed the sale of the assets of the Shaw Calgary1 data centre, including all of the contractual relationships residing in the facility and the existing operational and sales teams, to a third party. As part of the transaction, the parties entered into a multi-year customer agreement whereby the purchaser will be a third-party data centre supplier to Shaw Business in Calgary, further complimenting Shaw Business’ connectivity capabilities.

Wholesale Wireline Network Services

Using our national and regional access wireline networks, we provide services to Internet service providers (“ISPs”), other communications companies, broadcasters, governments and other businesses and organizations that require end-to-end Internet and data connectivity in Canada and the United States. We also engage in public and private peering arrangements with high speed connections to major North American, European and Asian networks and other tier-one backbone carriers. All service solutions are sold on 1, 3 or 5-year contract terms and pricing is negotiated based on the specific solution provided to the customer.

Broadcast Services

Shaw Broadcast Services uses our satellite network to manage one of North America’s largest full-service commercial signal distribution networks. Shaw Broadcast Services currently provides distribution of English, French, and third-language, Canadian, US and International television and radio programming services to hundreds of multichannel operators.

As we continue to improve overall efficiency and provide a seamless connectivity experience to our customers, the Company announced that commencing in fiscal 2020, the Wholesale Wireline Network Services and Broadcast Services will be reported as part of the Consumer division.

Tracking

In fiscal 2018, the Company sold a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation, to Omnitracs Canada for approximately US$20 million.

Shaw’s Wireline Network

At Shaw, we are proud of our advanced FibrePlus wireline network, which combines the power of fibre, coax, and Wi-Fi and is comprised of our:

•	North American fibre backbone;

•	Regional fibre optic and co-axial distribution networks; and

•	Local Shaw Go WiFi connectivity.

Wireline Backbone

The backbone of Shaw’s wireline network includes terabits of capacity over multiple fibres on two diverse cross-North America routes. The southern route principally consists of approximately 7,000 route kilometres of fibre located on routes between Seattle and New York City (via Vancouver, Calgary, Regina, Winnipeg, Toronto, Chicago and Buffalo). The northern route consists of approximately 5,000 route kilometres of fibre between Prince George and Montreal (via Edmonton, Saskatoon, Winnipeg, Thunder Bay, Toronto and Ottawa). Current fibre construction to extend our Northern route from Prince George to North Vancouver is underway in collaboration with the federal government’s Connect to Innovate and Connecting British Columbia programs. A third secured capacity backbone route for advanced redundancy is located from Vancouver to Edmonton to Calgary and Calgary to Toronto through Dallas and New York. These routes, along with a number of other secured capacity routes, provide redundancy for the network. Shaw also uses a marine route consisting of approximately 330 route kilometres from Seattle to Vancouver (via Victoria), and has secured additional capacity on routes between a number of cities, including (i) Vancouver and Calgary, (ii) Seattle and San Jose, (iii) Seattle and Calgary, (iv) Seattle and Vancouver, (v) Toronto and New York City, (vi) Toronto and Montreal, (vii) Edmonton and Fort McMurray, and (viii) Denver and Calgary.

Regional Distribution Network

We connect our backbone network to residential and business customers through our extensive regional fibre optic and FibrePlus distribution networks.

In fiscal 2018, we completed the activation of the next generation of cable access technology known as DOCSIS 3.1. Powered by our latest generation of DOCSIS 3.1 enabled Cable modem, the XB6, the upgrade allowed us to launch our Internet 600 consumer speed tier and our 1 Gbps business speed tier across virtually all of our cable footprint. The upgrade also enabled Shaw to double the speeds of its Internet 150 and 300 customers to Internet 300 and 600, respectively in December of 2018, enabling industry leading speeds in Western Canada. DOCSIS 3.1 is also being leveraged to provide wireless backhaul services for

26	Shaw Communications Inc. 2019 Annual Report

our Freedom Wireless LTE small cells, providing significantly improved wireless coverage and capacity in both indoor and outdoor locations, while minimizing deployment and upgrade costs.

In conjunction with our DOCSIS 3.1 upgrades, we are continually increasing the spectrum usable on our cable plant, enabling increased upstream and downstream capacities. In March 2019, Shaw Business launched its fastest Internet tier with download speeds of up to 1 Gbps paired with upload speeds of up to 125 Mbps, which is currently one of the fastest broadly available upload speeds by a North American cable operator. We expect that these efficient upgrades will continue to allow cable technology to achieve fiber equivalent performance in download and upload speeds.

Shaw continues to optimize the capacity and efficiency of our wireline network and has virtually eliminated network congestion by deploying fibre optic cable deeper into our access networks and closer to where our customers reside. We continue to increase the number of optical serving areas or “nodes” in the wireline network. This is a continual process that we apply year-over-year to increase fibre optic usage in our wireline network and reduce the distance signals travel over coaxial cable to each consumer. Driving fibre deeper into our network also supports wireless and business service deployments, as well as future services such as 5G, fibre-to-the-premises or FTTP, or the newly released DOCSIS 4.0 specification, which are all potential building blocks for multi-gigabit symmetrical services over co-axial infrastructure.

Shaw Go WiFi

Shaw has created Canada’s most extensive service provider Wi-Fi network, Shaw Go WiFi. Shaw Go WiFi extends a Shaw Internet customer’s broadband experience beyond the home as a valuable extension of our customer wireline network experience. Over 3.6 million devices have authenticated to our carrier-grade Shaw Go WiFi network and there are over 100,000 access points used by our customers in coffee shops, restaurants, gyms, malls, public transit and other public spaces covering locations from British Columbia to Ontario. Freedom Mobile customers can also access Freedom WiFi at more than 100,000 Shaw Go WiFi access points and over 300,000 home hotspots across Western Canada making it easier to stream and download at more locations.

Shaw’s Wireless Network

Shaw partnered with NOKIA to roll-out our next generation LTE wireless network to our customers in our existing markets in Ontario, Alberta and British Columbia. Until the launch of our LTE network to all of our existing markets in fiscal 2017, our customers were served by our 3G network using AWS-1 spectrum.

In October 2017, we announced the deployment of the 2500 MHz spectrum acquired from Quebecor and re-farming of a portion of our existing AWS-1 spectrum which enhanced our customers’ access to LTE data speeds. This step, along with completion of the re-farming of 10 MHz of our existing AWS-1 spectrum to LTE in the second quarter of fiscal 2018, resulted in a large majority of our existing customers migrating from 3G to LTE service using their existing devices, which allowed us to offer LTE service across three spectrum bands – AWS-1, AWS-3 and 2500 MHz. As a result, service significantly improved for customers that were migrated from 3G to our AWS-1 and 2500 MHz LTE network as well as for our remaining 3G customers.

In the fourth quarter of fiscal 2018, we launched Voice over LTE (“VoLTE”) nationwide across all three of our LTE spectrum bands – AWS-1, AWS-3 and 2500 MHz – offering our customers with compatible devices an improvement in voice quality and a reduction in call set-up time. In fiscal 2018, we also started deploying small cell technology (low-powered wireless antennas and receivers with a range of 100m to 200m), designed to provide network coverage to smaller areas. As tall high-power macro towers keep the network signal strong across large distances, small cells suit more densely developed areas like city centres and popular venues by providing LTE/VoLTE quality, speed, capacity and coverage improvements in these high traffic areas.

In fiscal 2019, we continued to deploy our Extended Range LTE network in Calgary, Edmonton, Vancouver, and the GTA, which leverages our 700 MHz spectrum, to provide customers with improved in-building coverage and as well as extending service at the edge of the current area. At the end of fiscal 2019, approximately 70% of the build is complete in Western Canada, with the remaining deployment of our 700 MHz spectrum expected to continue throughout 2020. In fiscal 2019, Freedom Mobile also migrated its core network to the newly produced CloudBased Infrastructure Software platform, which is the latest generation of cloud Core architecture from Nokia and a key building block of 5G. With our successful acquisition of the 600 MHz spectrum across our entire wireless operating footprint, we will continue to improve our network experience and provide affordable options for our customers.

Spectrum holdings

In April 2019, the Company successfully acquired 11 paired blocks of 20-year 600 MHz spectrum across its wireless operating footprint, for a total purchase price of $492 million, or $0.78 per MHz-Pop. The spectrum licences secured through the 600 MHz spectrum auction include 30 MHz across each of British Columbia, Alberta, and Southern Ontario as well as 20 MHz in Eastern Ontario. This spectrum, and the incremental network investment to deploy the spectrum, will materially improve our long-term wireless customer experience and further enable our ability to offer converged network solutions.

Management’s Discussion & Analysis Shaw Communications Inc.	27

In addition to the recently acquired 600 MHz spectrum, our Wireless division currently holds 50 MHz of AWS spectrum, 10 MHz of 700 MHz and 20-40 MHz of 2500 MHz spectrum in the main service areas of Southern Ontario, Alberta and British Columbia. We also hold 20-60 MHz of AWS spectrum, 0-10 MHz of 700 MHz and 0-30 MHz of 2500 MHz spectrum in other markets within Southern Ontario, Eastern Ontario, Alberta and British Columbia. As discussed below, ISED has undertaken a consultation regarding the policy framework for the 3500 MHz spectrum auction. (For further detail see “Government Regulations and Regulatory Developments – Radiocommunication Act – Wireless Spectrum Licences”).

The Company expects that its spectrum assets will continue to support anticipated growth in Wireless subscribers, as well as new growth, geographic diversification and scale opportunities in the markets in which we operate.

Equity Interest in Corus

Corus is a leading media and content company that develops and delivers high quality brands and content across platforms for audiences around the world. Its portfolio of multimedia offerings encompasses 35 specialty television services, 39 radio stations, 15 conventional television stations, a suite of digital assets, animation software, technology and media services. Corus is an established creator of globally distributed content through Nelvana animation studio, Corus Studios, and children’s book publishing house Kids Can Press. Corus also owns innovative full-service social digital agency so.da, and lifestyle entertainment company Kin Canada. Corus’ roster of premium brands includes Global Television, W Network, HGTV Canada, Food Network Canada, HISTORY®, Showcase, National Geographic, Disney Channel Canada, YTV and Nickelodeon Canada, Global News, globalnews.ca, Q107, Country 105, and CFOX. Corus is headquartered in Canada and its stock is listed on the TSX under the symbol CJR.B.

In connection with the sale of the Media division to Corus in April 2016, the Company received 71,364,853 Corus Class B non-voting participating shares (the “Corus B Consideration Shares”) representing approximately 37% of Corus’ total issued equity at that time. The Company agreed to retain approximately one third of its Corus B Consideration Shares for 12 months post-closing, a second one third for 18 months post-closing and the final one third for 24 months post-closing. The Company also agreed to have its Corus B Consideration Shares participate in Corus’ dividend reinvestment plan until September 1, 2017. For the year ended August 31, 2019, the Company received dividends of approximately $10 million (fiscal 2018 – $92 million) from Corus, $nil (fiscal 2018 – $nil) were reinvested in additional Corus Class B non-voting participating shares as the Company withdrew from Corus’ dividend reinvestment plan on September 1, 2017.

In the third quarter of fiscal 2018, the Company assessed its investment in Corus for indicators of impairment, which included a significant and sustained decrease in the share price as well as the recording by Corus of an impairment charge against their goodwill and broadcast license intangibles and found that there was evidence that impairment had occurred. The Company compared the recoverable amount to the carrying value and determined that an impairment charge of $284 million was required. The recoverable amount was determined based on the value in use of the investment.

On May 31, 2019, the Company completed its secondary offering of its 80,630,383 Class B non-voting participating shares of Corus at a price of $6.80 per share, representing approximately 38% of the outstanding Class B non-voting participating shares for net proceeds to the Company of approximately $526 million. Shaw no longer holds any equity interest in Corus.

Climate Change and Environmental Responsibility

Shaw is committed to delivering a seamless connectivity experience to Canadians in an environmentally responsible and sustainable manner. In fiscal 2019, we continued to make positive strides on our climate change initiatives, which include:

•	Reducing Consumption – We support efforts to reduce employee, customer, and enterprise consumption of:

a)	Power – through the use of energy efficient technologies,

b)	Water – by reducing water consumption in Shaw owned buildings, and

c)

Paper – by continuing to promote e-bill and efficient printing behaviours amongst employees and customers to reduce paper use by shifting interactions to digital platforms as part of the Company’s digital transformation.

•	Waste Reduction – To reduce employee, customer, and enterprise waste we have implemented waste diversion and e-waste recycling programs and reduced single-use items in our marketing campaigns and packaging.

•	Reducing Carbon Emissions – To reduce Shaw’s carbon footprint by carbon reduction (through LED lighting, high-efficiency boilers, e-billing, and reduced truck rolls due to increased consumer self-install of CPE) and offsetting carbon emissions at its major facilities;

•	Engagement and Awareness – Drive employee, customer and enterprise awareness of Shaw’s environmental initiatives. Engaging employees in our journey, through the establishment of green teams, earth week, and waste reduction initiatives, to advance our goals of educating and sharing common beliefs and values around environmental sustainability.

The Company participates in the Society of Cable Telecommunications Engineers’ Energy 2020 program which

28	Shaw Communications Inc. 2019 Annual Report

set targets to reduce power consumption per unit by 20%, reduce energy costs by 25% on a unit basis, and reduce grid dependency by 5% by 2020 relative to a 2014 baseline.

Shaw is also a signatory of the Canadian Voluntary Agreement on Energy Efficiency (CEEVA) with respect to Set-Top Boxes (STBs). CEEVA aims to significantly reduce the total annual energy consumption used by STBs in Canada, cutting the annual carbon emissions by over 100,000 tons – the equivalent of taking 44,000 cars off the road (i.e. subcompact cars driving 15,000 km per year).

Community Investment

Shaw’s approach to community investment is designed to build brand awareness and affinity, advance business objectives, and deepen employee engagement, while creating demonstrable impacts in our communities. By partnering with leading charitable organizations and leveraging our range of sponsorship, marketing and public relations assets, our activities positively affect more than 850,000 youth and families across Canada each year. In fiscal 2019, Shaw contributed over $45 million in cash and in-kind support – as well as 10,000 hours of volunteer time

– to over 500 local and national youth-focused charitable organizations that help improve the quality of life for kids, youth, and their families.

The Shaw Charity Classic, one of the most popular stops on the PGA TOUR Champions, continues to be our flagship platform to annually showcase our community investment activities as a leading employer and corporate citizen. In fiscal 2019, the seventh edition of the tournament generated approximately $14.1 million in charitable donations, benefitting 200 organizations that help more than 500,000 kids and families in Alberta. Since its inception in 2013, the Shaw Charity Classic has raised more than $48 million for charity and is a momentous annual fundraising platform for children and youth charities supporting Alberta families.

In fiscal 2019, Shaw continued its efforts to support positivity, inclusion, and respect in schools, through our Shaw Kindness Sticks grants. The initiative provided grants up to $5,000 to develop 10 youth-led initiatives that promoted kindness and respect in their schools. Over 150 applications were received from kids and youth across the country, and prominent Canadian athletes, icons, and community builders joined Shaw in selecting awarding, and activating the top 10 ideas to be awarded funding, which engaged more than 10,000 students.

In fiscal 2020, we will continue to take steps to advance our Community Investment approach to better meet the needs of our stakeholders through cross-functional execution, operational integration, and modernization. We are working to further enhance brand trust with employees, customers, and government while making a better impact on local business and community needs across the country. Specifically, we are doing more to integrate community investment activities into our core operations; modernizing our best-in-class employee giving programs to better engage their energy to support our communities; and creating cross-functional regional leadership committees to direct local grassroots donations that will drive business objectives and community impact. Together, these and other efforts are intended to raise the profile of Shaw locally and nationally as a community leader committed to enabling a better future for Canadians.

GOVERNMENT REGULATIONS AND REGULATORY DEVELOPMENTS

Substantially all of the Company’s Canadian business activities are subject to regulations and policies established under various pieces of legislation, including the Broadcasting Act (Canada) (“Broadcasting Act”), the Telecommunications Act (Canada) (“Telecommunications Act”), the Radiocommunication Act (Canada) (“Radiocommunication Act”) and the Copyright Act (Canada) (“Copyright Act”). Broadcasting and telecommunications are generally administered by the Canadian Radio-television and Telecommunications Commission (“CRTC”) under the

Management’s Discussion & Analysis Shaw Communications Inc.	29

supervision of the Department of Canadian Heritage (“Canadian Heritage”) and Innovation, Science and Economic Development Canada (“ISED”), respectively. The allocation and use of wireless spectrum in Canada are governed by spectrum licences issued by, and radio authorization conditions set by, ISED pursuant to the Radiocommunication Act.

In June 2018, ISED and Canadian Heritage launched a joint review of the Broadcasting Act and the Telecommunications Act, which will also include a review of the Radiocommunication Act (the “Joint Review”). The Joint Review is being conducted by a panel of external experts (“Expert Panel”) tasked with studying the legislation and making recommendations to the Ministers of ISED and Canadian Heritage by January 31, 2020. The Expert Panel is examining issues such as telecommunications and content creation in the digital age, net neutrality and cultural diversity, and how to strengthen the future of Canadian media and Canadian content creation.

Limits on non-Canadian ownership and control

Neither a holding company that has a subsidiary operating company licensed under the Broadcasting Act, nor any such licensee, may be controlled in fact by non-Canadians, the determination of which is a question of fact within the jurisdiction of the CRTC. Pursuant to the Direction to the CRTC (Ineligibility of Non-Canadians) (the “Direction”), non-Canadians are permitted to own and control, directly or indirectly, up to 33.3% of the voting shares and 33.3% of the votes of a holding company that has a subsidiary operating company licensed under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of a licensee may be owned and controlled, directly or indirectly, by non-Canadians. As well, the chief executive officer (“CEO”) and not less than 80% of the board of directors of the licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licensee level. If a holding company of a licensee does not satisfy the requirement that 80% of its board of directors be resident Canadians, it must have a CRTC-approved Independent Programming Committee (“IPC”) in place to ensure that neither the holding company nor its directors exercise control or influence over the programming decisions of its subsidiary licensee. With CRTC approval, Shaw has implemented an IPC to comply with the Direction.

Similar restrictions apply to certain Canadian carriers pursuant to the Telecommunications Act, the Radiocommunication Act and associated regulations, except that there is no requirement that the CEO be a resident Canadian of a company operating pursuant to those Acts. Instead, the Telecommunications Act, the Radiocommunication Act and associated regulations require only that 80% of the voting shares of such entities be held by resident Canadians. The Canadian ownership requirements do not apply to wireline and wireless telecommunications carriers that have annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues for the sector.

The Company’s Articles contain measures to ensure the Company continues to comply with applicable Canadian ownership requirements and its ability to obtain, amend or renew a license to carry on any business. Shaw must file a compliance report annually with the CRTC confirming that it is eligible to operate in Canada as a telecommunications common carrier.

Broadcasting Act

Pursuant to the Broadcasting Act, the CRTC is mandated to regulate and supervise all aspects of the broadcasting system in a flexible manner. The Broadcasting Act requires broadcast distribution undertakings (“BDUs”) to give priority to the carriage of Canadian services; to provide efficient delivery of programming services at affordable rates; to provide reasonable terms for the carriage, packaging and retailing of those programming services; and provides the option to operate a community channel. Under the Broadcasting Act, the Governor in Council (GiC) may issue broad policy directions of general application on matters with respect to the objectives of Canada’s broadcasting policy and related regulatory policy.

The Broadcasting Act also sets out requirements for television broadcasters with respect to Canadian content. The Company’s broadcasting distribution business and on-demand programming services depend on licences (or operate under an exemption order) granted and issued by the CRTC under the Broadcasting Act. Pursuant to CRTC Regulations, the Company is required to contribute 5% of its cable and direct-to-home (“DTH”) BDUs’ revenues to the production of Canadian programming.

Licensing and ownership

In August 2018, the Commission renewed the Company’s cable licences for a five-year term from September 1, 2018 to August 31, 2023. On August 31, 2018, the Company submitted renewal applications for its DTH and Satellite Relay Distribution Undertaking (“SRDU”) licences which were to expire on August 31, 2019. In July 2019, these services were issued administrative renewals of their licences, which will expire November 30, 2019, by which time we expect CRTC decisions with longer renewal terms.

In May 2017, Shaw On Demand’s licence was renewed for a five-year term from September 1, 2017 to August 31, 2022. On August 5, 2019, the Company’s terrestrial Pay-Per-View (“PPV”) and DTH PPV licences held by Shaw PPV, were renewed for five-year terms from September 1, 2019 to August 31, 2024.

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New media

The CRTC has issued a digital media exemption order requiring that Internet-based and mobile point-to-point broadcasting services not offer television programming on an exclusive or preferential basis in a manner that depends on subscription to a specific mobile or retail Internet service and not confer an undue preference or disadvantage. The CRTC has not imposed any levy on the revenue of exempt digital media undertakings to support Canadian new media content.

In July 2019, the Minister of Canadian Heritage indicated that the federal government intends to take appropriate measures swiftly, when it receives the final report of the Expert Panel in connection with the Joint Review, to ensure that “all players, including the Internet giants” offer meaningful levels of Canadian content, contribute to the creation of Canadian content, and promote Canadian content and make it easily accessible on platforms.

The potential for new or increased fees

Any changes to the Broadcasting Act pursuant to the Joint Review (see “Government Regulations and Regulatory Developments”) could impact the business practices of the Company, or result in new fees payable by the Company’s cable, DTH or on-line services. New fees could also be imposed pursuant to CRTC Regulation, as the Commission indicated that in 2020-2021 it will consider whether to examine new mechanisms to support television news production. If the CRTC were to consider and implement support for television news production through increased access to subscription revenue, it would increase costs for the Company.

CRTC Regulations require cable BDUs to obtain the consent of an over-the-air (“OTA”) broadcaster to deliver its signal in a distant market (which can be either within the province of origin or out-of-province). In the case of DTH BDUs, CRTC Regulations permit the distribution of local OTA television signals on a distant basis without consent within the province of origin, but DTH BDUs must obtain broadcaster consent to deliver the OTA television signal out-of-province unless the DTH BDU is required to carry the signal out-of-province on its basic service. Broadcasters may assert a right to limit distribution of distant signals or to seek remuneration for the distribution of their signals in distant markets on the basis of the CRTC Regulations.

Telecommunications Act

Under the Telecommunications Act, the CRTC is responsible for ensuring that Canadians in all regions of Canada have access to reliable and affordable high-quality telecommunication services. The CRTC has the authority to forbear from regulating one or more services or classes of services provided by a carrier if the CRTC finds that there is sufficient competition for those services to protect the interests of users. Retail Internet, home phone services and mobile wireless services have been forborne from price regulation. However, regulations do affect certain terms and conditions under which Shaw’s retail services are provided. As described further below under “Third Party Internet Access,” certain Shaw wholesale services are regulated.

Under the Telecommunications Act, the GiC may issue broad policy directions of general application to the CRTC with regard to the telecommunications policy directives set out in the Telecommunications Act (“Telecommunications Policy Direction”). As described below under “New Government Policy Direction to the CRTC Concerning Telecommunications”, a recent Telecommunications Policy Direction is intended to guide the CRTC’s decision-making on telecommunications matters, including in its upcoming Wireless Review.

The CRTC and ISED can also impose monetary penalties on companies that contravene the Telecommunications Act, the Radiocommunication Act and the regulations and rules promulgated thereunder.

ISED is responsible for the allocation, issuance and management of radio spectrum pursuant to the Radiocommunication Act. As well, the technical operating aspects of the Company’s businesses are regulated by technical requirements and performance standards established by ISED, primarily under the Telecommunications Act and the Radiocommunication Act.

Any changes to the Telecommunications Act pursuant to the Joint Review could impact the business practices of the Company, and/or result in new fees for the Company, for example, by requiring ISPs to contribute a fixed percentage of revenues to support the creation of Canadian content – a possible policy option presented in the CRTC’s May 2018 report and publicly noted by the CRTC Chair in June 2019.

Third Party Internet Access

Shaw is mandated by the CRTC to provide a wholesale high-speed access (“HSA”) service at regulated rates to independent ISPs (“Resellers”), who use the wholesale HSA services to provide their own retail Internet services to their end-users (“Third Party Internet Access” or “TPIA”). On August 15, 2019, the CRTC issued Telecom Order 2019-288 (the “Order”), which set Shaw’s final wholesale HSA service rates. The final rates are significantly lower than the interim rates set in October 2016, and retroactive to January 31, 2017. The Order, if upheld and unvaried, will significantly reduce the amount that the Company can charge for aggregated HSA service and negatively impact its broadband wireline revenues and its ability to compete with Resellers and other facilities-based HSA providers.

On September 13, 2019, Shaw jointly with Cogeco, Eastlink, Rogers and Videotron (the “Cable Carriers”) filed a motion for leave to appeal the Order with the Federal Court of Appeal, as well as a motion to stay the Order, pending the

Management’s Discussion & Analysis Shaw Communications Inc.	31

final judgment on the appeal (if leave is granted). On November 22, 2019, the motion for leave to appeal the Order, as well as the motion to stay the Order pending final judgment on the appeal was granted. As well, on November 13, 2019, the Cable Carriers filed a Petition requesting that the Cabinet order the CRTC to reconsider the Order. A decision on whether to vary, rescind or refer the Order back to the Commission must be made within one year from the date of the Order.

Any of the following developments could significantly reduce the amount that Shaw can charge for aggregated HSA service and negatively impact Shaw’s broadband wireline revenues and its ability to compete with Resellers and other facilities-based HSA providers: any decision, pursuant to the granting of an appeal, to uphold the Order in a form that is substantially unvaried; a refusal by Cabinet to order a variance, rescission or reconsideration of the Order; and any variance or reconsideration that does not result in any substantial changes to the Order.

In 2015, the CRTC completed a review of the wholesale wireline policy framework, including TPIA and: (i) extended mandated wholesale access services to include FTTP facilities; and (ii) initiated a shift to a new disaggregated wholesale HSA service. The new disaggregated HSA regime is being phased-in. The CRTC approved interim disaggregated rates for Ontario and Quebec. The CRTC’s process to extend the disaggregated service into Western Canada, including Shaw’s territory, is on hold, but is expected to resume in 2020-2021. The final rates and the terms of implementation of disaggregated HSA service could impact broadband revenues and our ability to compete with Resellers and other facilities-based disaggregated HSA providers. The CRTC is currently planning to review the process and methodologies for setting rates of regulated wireline and wireless wholesale services in 2019-2020. The CRTC is also currently planning to review wireline wholesale services in 2020-2021.

Competition Bureau Study on the State of Competition in the Wireline Broadband Market

On August 7, 2019, the Competition Bureau released its report regarding the state of competition in the wireline broadband sector (the “Report”). The Report was the result of a year-long study that was initiated with the goal of identifying the steps that regulators and policy makers could take to enhance competition. Rather than making recommendations, the Report articulated key questions which “will be important to address in the process of crafting and refining” industry regulation going forward and “necessary to conceptualize and define competition analysis in future fora.” The Report indicated that the results of the study “paint a largely positive picture” regarding the state of competition and consumer choice in Canada’s broadband market and emphasized that the strength of Canada’s wireline broadband networks depend on investment and innovation by facilities-based competitors. The Bureau’s recommendations could influence future government and CRTC policies and regulations, including those pertaining to wholesale wireline services and the regulations for TPIA.

CRTC Wireless Review

In March 2018, the CRTC declined to extend the mandated roaming regime to include public Wi-Fi providers. The Commission subsequently undertook a consultation to investigate the availability and pricing of low cost data-only packages, including whether wireless carriers should be required to offer low-cost data-only packages. In December 2018, the CRTC determined that it would refrain from mandating specific low-cost data-only plans and instead opted to direct the three incumbent national wireless carriers to make available proposed low-cost data-only plans and to keep those plans in the market at least until a decision is issued in its upcoming review of mobile wireless services.

In February 2019, the CRTC initiated its review of the regulatory framework for mobile wireless services with a public hearing currently scheduled for February 2020. The proceeding will include assessments of: (i) competition in the retail market, including potential regulatory intervention, such as new retail policies and mandated low-cost data-only plans; (ii) wholesale wireless regulation, including wholesale access for mobile virtual network operators (“MVNOs”); and (iii) barriers to the introduction of new technologies and any regulatory interventions to support investment and competition, including as it relates to small-cell deployment. The CRTC will not be revisiting the final rates for mandated wholesale roaming on the national incumbent wireless carriers’ networks set in 2018, which are lower than the interim rates set in early 2015. The Commission has conveyed its preliminary view that it would be appropriate to mandate wholesale MVNO access to the networks of the national incumbents. The Notice includes a series of questions regarding the possible eligibility requirements and other terms and conditions of a possible mandated MVNO regime. The CRTC’s determinations on these questions and other questions in the Notice could affect Shaw’s ability to compete in the mobile wireless market. The new Telecommunications Policy Direction to the CRTC regarding telecommunications, described below, will apply to this proceeding.

36-Month Device Financing

The CRTC is reviewing whether 36-month equipment installment plans (“EIPs”) are compliant with the Wireless Code. On August 2, 2019, following the introduction by the national incumbent wireless carriers of EIPs ranging from 24- to 36-months, the Commission ordered all wireless service providers to cease offering EIPs longer than 24-months until the Commission has had an opportunity to complete a full review of the practice. If 36-month EIPs are permitted, it could impact Freedom’s ability to gain market-share.

32	Shaw Communications Inc. 2019 Annual Report

New Government Policy Direction to CRTC Regarding Telecommunications

On June 16, 2019, the Government published a finalized Policy Direction (following its publication of a proposed Policy Direction on March 9, 2019) that provides general guidance to the CRTC on all telecommunications regulatory measures, including those affecting Shaw’s Consumer and Business Internet and phone services, wholesale telecommunications services, and Shaw’s wireless services. The new Telecommunications Policy Direction directs the CRTC to consider how measures can promote all forms of competition and investment, as well as affordability, consumer interests and innovation. The impact of the new Policy Direction will depend on how the CRTC interprets it in the context of specific matters and proceedings.

2019 Federal Election

During the recent federal election, which resulted in a minority government, several parties expressed commitments to reduce the price of mobile and internet services. The introduction of any future regulation or policy to implement such commitments could have a material adverse impact on the Company’s financial results.

CRTC Internet Service Provider Code

On November 9, 2018, the CRTC initiated a proceeding to establish a mandatory code applicable to Internet services provided by larger, facilities-based ISPs, such as Shaw. The CRTC has already enacted a Wireless Code and a Television Service Provider Code applicable to wireless and television service providers, respectively.

On July 31, 2019, the Commission published a final version of the Internet Code and indicated that it would take effect on January 31, 2020. This final version is generally consistent with Shaw’s submissions as to appropriate scope and commercial terms and practices. However, implementation of the Internet Code may result in cost increases for the Company.

Retail Sales Practices

In June 2018, the GiC issued an order to the CRTC, directing it to investigate the retail sales practices used by Canada’s large telecommunications carriers and report back to the GiC by February 2019 with its findings on the prevalence of such practices and how existing consumer protections could be expanded, or new protections developed, to ensure consumers are empowered and treated fairly by their service providers. Shaw was made a party to this proceeding by the CRTC and participated in the oral public hearing in October 2018.

On February 20, 2019, the CRTC published its Report on Misleading or Aggressive Communications Retail Sales Practices and found that “a significant portion of Canadians are experiencing misleading or aggressive sales practices through all types of sales channels” in connection with their purchase of telecommunications and broadcasting services. While the Report did not result in new rules or regulatory obligations, the Report’s findings, coupled with a planned Commission examination of activities undertaken in 2020-2021 to address those findings, could lead to new measures implemented in the context of current or future proceedings. The introduction of any such measures could negatively impact our ability to serve our customers, result in cost increases for the Company and negatively impact the Company’s revenue.

Access for wireline network

For its wireline network Shaw requires access to support structures, such as poles, strand and conduits of telecommunication carriers and electric utilities, in order to deploy cable facilities. Under the Telecommunications Act, the CRTC has jurisdiction over support structures of telecommunication carriers, including rates for third party use. The CRTC’s jurisdiction does not extend to electrical utility support structures, which are regulated by provincial utility authorities. Shaw’s wireline network also requires access to construct facilities in roadways and other public places. Under the Telecommunications Act, Shaw may access such places with the consent of the municipality or other public authority having jurisdiction.

Radiocommunication Act

Our Wireless division holds licences for the use of radiofrequency spectrum required to operate its mobile wireless business. Those spectrum licences are administered by ISED under the Radiocommunication Act. Spectrum use is governed by conditions of license, including license term, transferability/divisibility, technical compliance requirements, lawful interception, research and development, and mandated antenna site sharing and domestic roaming services.

Any changes to the Radiocommunications Act pursuant to the Joint Review (see “Government Regulations and Regulatory Developments”) could impact the business practices of the Company and/or the processes governing its acquisition of new spectrum for purposes of building its wireless networks.

Wireless Spectrum Licences

The Wireless division’s AWS-1 spectrum licences were renewed at three different stages, each for a term of 20 years, and prior to expiration, the licences may be renewed. The applicable terms and conditions of renewal of Shaw’s and other carriers’ spectrum licences, after the initial terms, were determined by ISED pursuant to public consultation processes that began in the summer of 2017. In early 2018, ISED issued its policy decision relating to the renewal of AWS-1 and other spectrum licences auctioned in 2008. As

Management’s Discussion & Analysis Shaw Communications Inc.	33

expected, ISED also imposed more onerous deployment conditions for licences issued through the renewal process.

The AWS-3 spectrum licences were issued in April 2015 and have a term of 20 years. The 700 MHz and 2500 MHz spectrum licences that the Company purchased from Quebecor were initially issued in February 2014 and May 2015, respectively for a term of 20 years.

Following a consultation in 2018, ISED released a decision allowing future mobile use in the millimeter wave bands including 26 GHz, 28 GHz, and 38 GHz bands, as well as licence-exempt use in the 64-71 GHz bands. The details of these frameworks will be the subject of future proceedings.

ISED’s 600 MHz auction took place in March and April 2019 following a public consultation process in 2018. The auction framework included a set-aside of 30 MHz of the total 70 MHz of spectrum available. Shaw secured spectrum in Alberta, British Columbia and Ontario.

In June 2019, ISED released its decision on revisions to the 3500 MHz (3450-3650 MHz) band, enabling existing holders to retain a portion of their 3500 MHz spectrum to convert to mobile spectrum, with the remainder to be made available for the 3500 MHz auction. In June 2019, ISED initiated a consultation on a policy and licensing framework for the 3500 MHz band (the “Consultation”). The Consultation is also seeking comments on the 3500 MHz auction format and rules, including potential pro-competitive measures, including a set-aside, a cap, or a combination of mechanisms. The 3500 MHz auction is expected to take place in 2020.

In July 2019, ISED issued a decision in response to its consultation on a new set of smaller service areas for spectrum licensing (“Tier 5 Service Areas”) to complement ISED’s existing service areas. ISED has created Tier 5 Service Areas with the objective of encouraging additional access to spectrum within rural areas pursuant to its licensing process. Currently, none of the Company’s licences are subject to Tier 5 deployment requirements, but future licences may incorporate a requirement for deployment in such new service areas.

Access for Wireless Network

Our Wireless division’s operations depend on being able to locate and construct wireless antenna sites, which in some cases requires certain authorizations or approvals from municipalities, which vary from one municipality to another but are also subject to federal oversight. The process for such approvals can include a comprehensive consultation process related to local land use priorities and new antenna site design parameters.

The Wireless division also uses arrangements whereby it co-locates its antennae equipment on towers and/or sites owned and operated by third party tower and/or sites providers and the three national wireless incumbent carriers.

Pursuant to the conditions of their spectrum licences and the CRTC’s policy framework for wholesale wireless services, the three national wireless incumbent carriers must allow competitors, including Freedom Mobile, to co-locate equipment at these locations. However, the application and approval process for the sharing of towers is lengthy, and the ISED and CRTC processes that are available to enforce the existing rules can also be challenging and time consuming.

Copyright Act

Canada’s Copyright Act accords the creators and owners of content various rights to authorize or be remunerated for the use of their works and performances, including, in some instances, by broadcast distribution undertakings. In addition, the Copyright Act creates certain exceptions that permit the use of copyrighted works without the authorization or remuneration of rights holders. Parliament initiated a mandated five-year review of the Copyright Act in December 2017. The Standing Committee on Industry, Science and Technology has conducted the review and produced a report making recommendations to the Government on June 3, 2019. No new rights or limitations on exceptions to copyright were recommended by this Report.

On December 17, 2018, Bill C-86, the Budget Implementation Act (“BIA”), received Royal Assent and contains several amendments to the Copyright Act which came into force on April 1, 2019. The amendments create the potential for increased fees as well as risk of copyright infringement. Changes to the Copyright Act introduced by the BIA include the elimination of the Copyright Act’s mandatory tariff-setting regime for tariffs applicable to the public performance of works, providing performance rights collectives the option of negotiating payments on a user-by-user basis through direct licensing. A direct licensing approach, if undertaken by a collective to which Shaw remits tariff payments, could increase royalties as well as the transactional costs associated with clearing copyrights. The BIA also potentially increases risk of claims (and associated liability) in connection with unrepresented repertoire, by removing a provision that had prevented infringement proceedings by unrepresented rightsholders in situations where no tariff was filed. Finally, pursuant to the Copyright Act, the Copyright Board of Canada (“the Copyright Board”) oversees the collective administration of copyright royalties in Canada, including the review and approval of copyright tariff royalties payable to copyright collectives by BDUs, television broadcasters and online content services. The Copyright Board may also make rulings on the interpretation of the Copyright Act in the course of issuing copyright tariff decisions.

The potential for new or increased fees

In August 2017, the Copyright Board issued a decision interpreting the scope and meaning of “making available”

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which is defined in the Copyright Act as part of the right to communicate a work to the public by telecommunication. In the Online Music Services proceeding, SOCAN and other rights owners argued that making a musical work available for download would trigger an obligation to pay public performance royalties to SOCAN. The Objectors, including the Company, argued that since downloading is not a public performance, SOCAN is not entitled to royalties for downloads. The Copyright Board held that while the act of downloading is not itself a communication to the public and, as such, is outside the scope of the proposed tariff, the act of loading copyright materials onto servers to facilitate downloading is a form of “making available” and a communication to the public and falls under the SOCAN tariff. The Company, along with a number of other broadcasting and internet companies, has filed an application for judicial review, arguing that the Board’s interpretation is erroneous. If the Copyright Board’s interpretation is upheld, it could lead to new claims by rights holders in connection with Company technologies that facilitate downloading.

On December 18, 2018, the Copyright Board released a rate decision for the Distant Signal Retransmission Tariff for the past tariff period of 2014-2018, inclusive. While the decision did not contain written reasons (which were to follow), it introduced a rate increase over the last year of the previous tariff period and established an interim tariff for 2019 based on the 2018 rate set out in the December 18, 2018 decision. Both Collectives and Objectors filed a Notice of Application for judicial review with the Federal Court of Appeal and a request for an adjournment pending the issuance of the Copyright Board’s written reasons for the rate decisions. Such written reasons were issued on August 2, 2019 and amended Notices of Application seeking judicial review were filed on November 4, 2019. If a Notice of Application for judicial review of the Copyright Board’s decision is resumed, such a review could result in significantly increased royalty rates pursuant to either a Court determination or any redetermination of the rates by the Copyright Board.

United States, Canada and Mexico Agreement (USMCA)

On September 30, 2018, Canada announced that it had reached an agreement on a new North American free trade agreement between the US, Mexico and Canada, called the USMCA. The USMCA, once ratified by all three parties, will replace NAFTA. US demands made in the course of negotiations for changes that could have had a material impact on the Company were not included in the USMCA. Until the USMCA is formally adopted pursuant to the legal requirements of each party country, the NAFTA will remain effective. There remains a possibility that a party will decline to finalize and implement the agreement. In such a case, there is a risk that negotiations towards an amended USMCA will be reinitiated, in which case the scope of negotiations and ultimate outcomes are unknown.

Personal Information Protection and Electronic Documents Act and Canadian Anti-Spam Legislation

The Personal Information Protection and Electronic Documents Act (Canada) (“PIPEDA”) is Canada’s federal privacy law regulating the collection, use and disclosure of personal information in Canada by a federally regulated organization in the private sector. Shaw has established a privacy policy and its internal privacy processes in accordance with PIPEDA.

PIPEDA provisions requiring mandatory reporting of serious privacy breaches, introduced in 2015, came into effect on November 1, 2018. These provisions require companies to: (i) track all breaches of security safeguards that involve personal information under their control, and (ii) report to affected individuals and to the Office of the Privacy Commissioner serious breaches of personal information that create a real risk of significant harm. Any such breach and disclosure by the Company could result in fines and significant reputational harm.

New consent Guidelines issued by the Office of the Privacy Commissioner of Canada (“OPC”) came into effect on January 1, 2019. These Guidelines set out principles for organizations to follow in order to obtain meaningful consent and require that organizations provide more interactive, easy-to-understand privacy disclosures to their users. The Company maintains internal practices and policies to facilitate compliance with the new consent Guidelines.

In April 2019, the OPC initiated a consultation on transfers of information for processing, based on a revised PIPEDA interpretation that would, if adopted, require Canadian organizations, including the Company, to make significant and costly changes to their privacy practices. The OPC received 87 submissions in response to the consultation. On September 23, 2019, the OPC concluded that its historical guidance on the issue of transfers for processing was maintained with no changes under current law. The OPC also indicated that it would focus its efforts on the legislative review process (described below).

The Government initiated a National Digital and Data Consultation in June 2018. This led to the Government’s publication, in May 2019, of a principles-based Digital Charter and a consultation to modernize PIPEDA. These processes could lead to changes to privacy regulation that would require that organizations adjust their policies and practices in key areas including data anonymization, consent and data portability. The consultation also looks at a possible enhancement of the OPC’s enforcement powers, which could expose the Company to increased penalties and claims in connection with any non-compliance.

Management’s Discussion & Analysis Shaw Communications Inc.	35

Canada’s anti-spam legislation (together with the related regulations, “CASL”) sets out a comprehensive regulatory regime regarding online commerce, including requirements to obtain consent prior to sending commercial electronic messages and installing computer programs. CASL is administered primarily by the CRTC, and non-compliance may result in fines of up to $10 million. The Company maintains internal practices and policies to facilitate compliance with CASL.

On November 5, 2018, the CRTC issued guidelines on the Commission’s approach to enforcement of CASL provisions prohibiting a party from, among other things, aiding a violation of CASL. These guidelines suggest that “Telecommunications and Internet Service Providers” could be found liable for violating CASL by facilitating or technically enabling services that transgress CASL. While the guidance suggests that liability would be linked to the level of control and connection with the violators, and whether reasonable safeguards were in place to prevent or stop a violation, no examples of potential liability for ISPs or telecommunications service providers were provided. As well, the guidelines indicate that awareness of a violation is not necessary for a finding of liability. As such, the new Guidelines create a risk that Shaw could be fined for non-compliance in connection with the provision of network services.

Environmental matters

Shaw’s operations are subject to environmental regulations, including those related to electronic waste, printed paper and packaging. A number of provinces have enacted regulations providing for the diversion of certain types of electronic and other waste through product stewardship programs (“PSP”). Under a PSP, companies who supply designated products in or into a province are required to participate in or develop an approved program for the collection and recycling of designated materials and, in some cases, pay a per item fee. Such regulations have not had, and are not expected to have, a material effect on the Company’s earnings or competitive position.

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KEY PERFORMANCE DRIVERS

Shaw measures the success of its strategies using a number of key performance drivers which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

FINANCIAL MEASURES

Revenue

Revenue is a measurement determined in accordance with International Financial Reporting Standards (“IFRS”). It represents the inflow of cash, receivables or other consideration arising from the sale of products and services. Revenue is net of items such as trade or volume discounts, agency commissions and certain excise and sales taxes. It is the base on which free cash flow, a key performance driver, is determined; therefore, it measures the potential to deliver free cash flow as well as indicating growth in a competitive market place.

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure requirements may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings and sub-totals included in financial statements. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-IFRS measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance or liquidity prescribed by IFRS. The following contains a description of the Company’s use of non-IFRS financial measures and additional GAAP measures and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt and is therefore calculated before items such as restructuring costs, equity income/loss of an associate or joint venture, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

Management’s Discussion & Analysis Shaw Communications Inc.	37

	Year ended August 31,
(millions of Canadian dollars)	2019	2018 (restated) (1)	Change %
Operating income from continuing operations	1,125	586	92.0
Add back (deduct):
Restructuring costs	(9)	446	>(100.0)
Amortization:
Deferred equipment revenue	(21)	(30)	(30.0)
Deferred equipment costs	85	110	(22.7)
Property, plant and equipment, intangibles and other	974	945	3.1

Operating income before restructuring costs and amortization	2,154	2,057	4.7

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15. Refer to “New Accounting Standards” for additional details on the changes for fiscal 2018.

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue. Operating margin is also one of the measures used by the investing community to value the business.

	Year ended August 31,
	2019	2018 (restated) (1)	Change %
Wireline	45.5%	44.6%	2.0
Wireless	19.0%	15.8%	20.3

Combined Wireline and Wireless	40.3%	39.6%	1.8

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15. Refer to “New Accounting Standards” for additional details on the changes for fiscal 2018.

Net debt leverage ratio

The Company uses this measure to set its optimal leverage. Refer to “Liquidity and Capital Resources” for further detail.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and return funds to shareholders through dividends and the recently announced NCIB program. Free cash flow is calculated as free cash flow from continuing operations and free cash flow from discontinued operations.

Free cash flow is comprised of operating income before restructuring costs and amortization, adding dividends from equity accounted associates, changes in receivable related balances with respect to wireline customer equipment financing transactions as a cash item and deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, dividends paid on the preferred shares, recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow from continuing operations, including operating income before restructuring costs and amortization continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are also reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

38	Shaw Communications Inc. 2019 Annual Report

Free cash flow is calculated as follows:

	Year ended August 31,
(millions of Canadian dollars)	2019	2018 (restated) (1)	Change %
Revenue
Consumer	3,707	3,725	(0.5)
Business	593	567	4.6

Wireline	4,300	4,292	0.2
Service (2)	694	564	23.0
Equipment	353	337	4.7

Wireless	1,047	901	16.2

	5,347	5,193	3.0
Intersegment eliminations	(7)	(4)	75.0

	5,340	5,189	2.9

Operating income before restructuring costs and amortization (2)(3)
Wireline	1,955	1,915	2.1
Wireless	199	142	40.1

	2,154	2,057	4.7

Capital expenditures and equipment costs (net): (4)
Wireline	827	1,018	(18.8)
Wireless	385	343	12.2

	1,212	1,361	(10.9)

Free cash flow from continuing operations before the following	942	696	35.3
Less:
Interest	(256)	(247)	3.6
Cash taxes	(160)	(166)	(3.6)
Other adjustments:
Dividends from equity accounted associates	10	92	(89.1)
Non-cash share-based compensation	3	2	50.0
Pension adjustment	7	11	(36.4)
Customer equipment financing	1	5	(80.0)
Preferred share dividends	(9)	(8)	12.5

Free cash flow	538	385	39.7

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy. See “New Accounting Standards” for additional details.
(2)	Certain figures have been adjusted to correct an immaterial, inadvertent overstatement of previously reported wireless service revenue for the year ended August 31, 2019 of $7 million.
(3)	Refer to key performance drivers.
(4)	Per Note 26 to the audited Consolidated Financial Statements.

STATISTICAL MEASURES:

Subscriber counts (or Revenue Generating Units (“RGUs”))

The Company measures the count of its subscribers in its Consumer, Business and Wireless divisions.

In the Consumer and Business divisions, wireline Video subscribers include residential customers, multiple dwelling units (“MDUs”) and commercial customers. A residential subscriber who receives at a minimum, basic cable service, is counted as one subscriber. In the case of MDUs, such as apartment buildings, each tenant with a minimum of basic cable service is counted as one subscriber, regardless of whether invoiced individually or having services included in his or her rent. Each building site of a commercial customer (e.g., hospitals, hotels or retail franchises) that is receiving at a minimum, basic cable service, is counted as one subscriber. Video satellite subscribers are counted in the same manner as wireline Video customers except that it also includes seasonal customers who have indicated their intention to reconnect within 180 days of disconnection. Internet customers include all modems on billing and Phone includes all phone lines on billing. All subscriber counts exclude complimentary accounts but include promotional accounts.

Management’s Discussion & Analysis Shaw Communications Inc.	39

Consumer and Business divisions’ RGUs represent the number of products sold to customers and includes Video (cable and Satellite subscribers), Internet customers, and Phone lines. As at August 31, 2019 these combined divisions had approximately 5.5 million RGUs.

In the Wireless division, a recurring subscriber or RGU (e.g. cellular phone, smartphone, tablet or mobile Internet device) has access to the wireless network for voice and/or data communications, whether Prepaid or Postpaid. Prepaid subscribers include RGUs where the account is within 90 days of the prepaid credits expiring. As at August 31, 2019 the Wireless division had approximately 1.7 million RGUs.

Wireless Postpaid Churn

To assist in understanding the performance of our Wireless business, in fiscal 2019 we commenced disclosing Wireless postpaid subscriber or RGU churn (“postpaid churn”). Subscriber churn measures success in retaining subscribers. Wireless postpaid churn is a measure of the number of postpaid subscribers that deactivated during a period as a percentage of the average postpaid subscriber base during a period, calculated on a monthly basis. It is calculated by dividing the number of Wireless postpaid subscribers that deactivated (in a month) by the average number of postpaid subscribers during the month. When used or reported for a period greater than one-month, postpaid churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the average number of postpaid subscribers of each period incurred. Refer to “Segmented Operations Review” for postpaid churn details and description.

Postpaid churn improved 22-basis points in fiscal 2019 to 1.32% reflecting the ongoing enhancements to the wireless customer experience including our expanding and improving network and the Big Gig data-centric pricing and packaging options partially offset by the increased competitive environment experienced during the year.

Wireless average billing per subscriber unit (“ABPU”)

To assist in understanding the underlying economics of our Wireless business, this fiscal year we commenced disclosing Wireless average billing per subscriber per month (“ABPU”). This measure is an industry metric that is useful in assessing the operating performance of a wireless entity. We use ABPU as a measure that approximates the average amount the Company invoices an individual subscriber unit on a monthly basis. ABPU helps us to identify trends and measures the Company’s success in attracting and retaining higher lifetime value subscribers. Wireless ABPU is calculated as service revenue (excluding the allocation of the device subsidy attributable to service revenue under IFRS 15) plus the monthly repayments of the outstanding device balance owing from customers on contract, divided by the average number of subscribers on the network during the period and is expressed as a rate per month. Refer to “Segmented Operations Review” for ABPU details and description.

ABPU of $41.67 in fiscal 2019 compares to $39.19 in the prior year. ABPU growth reflects the increased number of customers that are subscribing to higher value service plans and purchasing a device through Freedom Mobile.

Wireless average revenue per subscriber unit per month (“ARPU”)

Wireless ARPU is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month. This measure is an industry metric that is useful in assessing the operating performance of a wireless entity, but does not have a standardized meaning under IFRS. Refer to “Segmented Operations Review” for ARPU details and description.

ARPU of $37.92 in fiscal 2019 compares to $37.11 in the prior year. ARPU growth reflects the impact of changes in accounting policies upon the adoption of IFRS 15, whereby a portion of the device subsidy, previously fully allocated as a reduction to equipment revenue, is now partially allocated as a reduction to service revenue.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company prepared its Consolidated Financial Statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). An understanding of the Company’s accounting policies is necessary for a complete analysis of results, financial position, liquidity and trends. Refer to Note 2 to the Consolidated Financial Statements for additional information on accounting policies. The following section discusses key estimates and assumptions that management has made under IFRS and how they affect the amounts reported in the Consolidated Financial Statements and notes. Following is a discussion of the Company’s critical accounting policies:

Revenue and expense recognition

The identification of performance obligations within a contract and the timing of satisfaction of performance obligations under long-term contracts requires judgment. For bundled arrangements, we account for individual products and services when they are separately identifiable, and the customer can benefit from the product or service on its own or with other readily available resources. The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection fee revenue and/or customer premise equipment revenue) and related subscription revenue. The Company determined that the upfront fees charged to customers do not constitute separate performance obligations; therefore, these revenue streams are assessed as an integrated package.

Revenue is considered earned as services are performed, provided that at the time of performance, ultimate collection

40	Shaw Communications Inc. 2019 Annual Report

is reasonably assured. Such performance is regarded as having been achieved when reasonable assurance exists regarding the measurement of the consideration that will be derived from rendering the service. Revenue from Video, Internet, Digital Phone, Direct-to-Home (“DTH”), and Wireless customers includes subscriber revenue earned as services are provided. The revenue is considered earned as the period of service relating to the customer billing elapses. In addition to monthly service plans, the Company also offers multi-year service plans in which the total amount of the contractual service revenue is accounted for on a straight-line basis over the term of the plan.

When a customer can modify their contract within predefined terms such that we are not able to enforce the transaction price agreed to, but can only contractually enforce a lower amount, we allocate revenue between performance obligations using the minimum enforceable rights and obligations and any excess amount is recognized as revenue as its earned.

Subscriber connection fee revenue

Connection fees have no standalone value to the customer separate and independent of the Company providing additional subscription services, therefore the connection fee revenue must be deferred as contract liabilities and recognized systematically over the periods that the subscription services are earned. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered its customer churn rate and other factors, such as competition from new entrants, to determine the deferral period of three years.

Subscriber connection and installation costs

The costs of physically connecting a new home are capitalized as part of the Company’s distribution system as the service potential of the distribution system is enhanced by the ability to generate future subscriber revenue. Costs of disconnections are expensed as incurred as the activity does not generate future revenue.

Costs incurred to obtain or fulfill a contract

The incremental costs to obtain or fulfill a contract with a customer are deferred and amortized into operating expenses over their expected period of benefit to the extent they are recoverable. These costs include certain commissions paid to internal and external representatives that we expect to be recoverable. Determining the deferral criteria for these costs requires us to make significant judgments.

Customer premise equipment revenue and costs

Customer premise equipment available for sale, which generally includes DTH equipment, has no standalone value to the customer separate and independent of the Company providing additional subscription services. Therefore, the equipment revenue is deferred and recognized systematically over the periods that the subscription services are earned. As the equipment sales and the related subscription revenue are considered one transaction, recognition of the equipment revenue commences once the subscriber service is activated. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered various factors including customer churn, competition from new entrants, and technology changes to determine the deferral period of three years.

In conjunction with equipment revenue, the Company also incurs incremental direct costs which include equipment and related installation costs. These direct costs cannot be separated from the undelivered subscription service included in the multiple deliverable arrangement. Under IAS 2 “Inventories”, these costs represent inventoriable costs and are deferred and amortized over the period of three years, consistent with the recognition of the related equipment revenue. The equipment and installation costs generally exceed the amounts received from customers on the sale of equipment (the equipment is sold to the customer at a subsidized price). The Company defers the entire cost of the equipment, including the subsidy portion, as it has determined that this excess cost will be recovered from future subscription revenues and that the investment by the customer in the equipment creates value through increased retention.

Shaw Business installation revenue and expenses

The Company also receives installation revenues in its Shaw Business operation on contracts with commercial customers which are deferred and recognized as revenue on a straight-line basis over the related service contract, generally spanning two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

Wireless equipment revenue

Revenue for performance obligations satisfied at a point in time is recognized when control of the item or service transfers to the customer. Revenue from the direct sale of equipment to subscribers or dealers is recognized when the equipment is delivered and accepted by the subscribers or dealers.

For bundled arrangements (e.g. wireless handsets, and voice and data services), items are accounted for as separate performance obligations if the item meets the definition of a distinct good or service. Stand-alone selling prices are determined using observable prices adjusted for market

Management’s Discussion & Analysis Shaw Communications Inc.	41

conditions and other factors, as appropriate. The Company offers a discretionary wireless handset discount program, whereby the subscriber earns the applicable discount by maintaining services with the Company, such that the receivable relating to the discount at inception of the transaction is reduced over a period of time. This discount is allocated proportionately between the equipment and service revenue, with the equipment discount recognized when the handset is delivered and the corresponding service discount is classified as a contract asset. The contract asset is reduced on a straight-line basis over the period which the discount is forgiven to a maximum of two years with an offsetting reduction to service revenue.

The Company also offers a plan allowing customers to receive larger up-front handset discount than they would otherwise qualify for if they pay a predetermined incremental charge to their existing service plan on a monthly basis. The charge is billed on a monthly basis but is recognized as revenue when the handset is delivered and accepted by the subscriber. The amount receivable is classified as part of other current or non-current receivables, as applicable, in the consolidated statement of financial position.

Income statement classification

The Company distinguishes amortization of deferred equipment revenue and deferred equipment costs from the revenue and expenses recognized from ongoing service activities on its income statement. Equipment revenue and costs are deferred and recognized over the anticipated term of the related future revenue (i.e., the monthly service revenue) with the period of recognition spanning three to five years. As a result, the amortization of deferred equipment revenue and deferred equipment costs are non-cash items on the income statement, similar to the Company’s amortization of deferred IRU revenue, which the Company also segregates from ongoing revenue. Further, within the lifecycle of a customer relationship, the customer generally purchases customer premise equipment at the commencement of the customer relationship, whereas the subscription revenue represents a continuous revenue stream throughout that customer relationship. Therefore, the segregated presentation provides a clearer distinction within the income statement between cash and non-cash activities and between up-front and continuous revenue streams, which assists financial statement readers to predict future cash flows from operations.

Allowance for doubtful accounts

A significant portion of the Company’s revenues are earned from selling on credit to individual subscribers. Because there are some customers who do not pay their debts, selling on credit necessarily involves credit losses. The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. In determining its estimate, the Company considers factors such as the number of days the account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. The estimated allowance required is a matter of judgment and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foreseen, such as future business, personal and economic conditions. Conditions causing deterioration or improvement in the aging of accounts receivable and collections will increase or decrease bad debt expense.

Property, plant and equipment and other intangibles – capitalization of direct labour and overhead

The cost of property, plant and equipment and other intangibles includes direct construction or development costs (such as materials and labour) and overhead costs directly attributable to the construction or development activity. The Company capitalizes direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers. These costs are capitalized as they are directly attributable to the acquisition, construction, development or betterment of the networks or other intangibles. Repairs and maintenance expenditures are charged to operating expenses as incurred.

Direct labour and overhead costs are capitalized in three principal areas:

1.

Corporate departments such as Technology, Operations, Products, and Supply Chain (“TOPS”): TOPS is involved in overall planning and development of the Video/Internet/Phone/Wireless infrastructure. Labour and overhead costs directly related to these activities are capitalized as the activities directly relate to the planning and design of the construction of the distribution system. In addition, TOPS devotes considerable efforts towards the development of systems to support Phone, Wi-Fi, and projects related to new customer management, billing and operating support systems. Labour costs directly related to these and other projects are capitalized.

2.

Cable regional construction departments, which are principally involved in constructing, rebuilding and upgrading the Cable/Internet/Phone infrastructure: Labour and overhead costs directly related to the construction activity are capitalized as the activities directly relate to the construction or upgrade of the distribution system. Capital projects include, but are not limited to, projects such as the new subdivision builds, increasing network capacity by reducing the number of homes fed from each node, and upgrades of plant capacity and the Wi-Fi build.

42	Shaw Communications Inc. 2019 Annual Report

3.

Subscriber-related activities such as installation of new drops and Internet and Digital Phone services: The labour and overhead directly related to the installation of new services are capitalized as the activity involves the installation of capital assets (i.e., wiring, software, etc.) which enhance the service potential of the distribution system through the ability to earn future revenues. Costs associated with service calls, collections, disconnects and reconnects that do not involve the installation of a capital asset are expensed.

Amounts of direct labour and direct overhead capitalized fluctuate from year to year depending on the level of customer growth and plant upgrades for new services. In addition, the level of capitalization fluctuates depending on the proportion of internal labour versus external contractors used in construction projects.

The percentage of direct labour capitalized in many cases is determined by the nature of employment in a specific department. For example, a significant portion of labour and direct overhead of the cable regional construction departments is capitalized as a result of the nature of the activity performed by those departments. Capitalization is also based on piece rate work performed by unit-based employees which is tracked directly. In some cases, the amount of capitalization depends on the level of maintenance versus capital activity that a department performs. In these cases, an analysis of work activity is applied to determine this percentage split.

Amortization policies and useful lives

The Company amortizes the cost of property, plant and equipment and other intangibles over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than the Company has anticipated, the Company may have to shorten the estimated life of certain property, plant and equipment or other intangibles which could result in higher amortization expense in future periods or an impairment charge to write down the value of property, plant and equipment or other intangibles.

Intangibles

The excess of the cost of acquiring cable, satellite, data centre and wireless businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast rights and licences, wireless spectrum licences, trademarks, brands, customer relationships and software assets. Broadcast rights and licences, wireless spectrum licences, trademarks and brands represent identifiable assets with indefinite useful lives.

Customer relationships represent the value of customer contracts and relationships acquired in a business combination and are amortized on a straight-line basis over their estimated useful lives ranging from 4 – 15 years.

Software that is not an integral part of the related hardware is classified as an intangible asset. Internally developed software assets are recorded at historical cost and include direct material and labour costs as well as borrowing costs on qualifying assets. Software assets are amortized on a straight-line basis over estimated useful lives ranging from 3 – 10 years. The Company reviews the estimates of lives and useful lives on a regular basis.

Asset impairment

The Company tests goodwill and indefinite-life intangibles for impairment annually (as at February 1) and when events or changes in circumstances indicate that the carrying value may be impaired. The recoverable amount of each cash-generating unit (“CGU”) is determined based on the higher of the CGU’s fair value less costs to sell and its value in use. A CGU is the smallest identifiable group of assets that generate cash flows that are independent of the cash inflows from other assets or groups of assets. The Company’s cash generating units are Cable, Satellite, and Wireless. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. The results of the impairment tests are provided in Note 10 to the Consolidated Financial Statements.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment, primarily in respect of wireless and transmitter sites. This cost is amortized on the same basis as the related asset. The timing or amount of the outflow is subject to estimation and judgment. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as interest expense. The discount rates applied are subsequently adjusted to current rates as required at the end of reporting periods. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.

Management’s Discussion & Analysis Shaw Communications Inc.	43

Employee benefit plans

As at August 31, 2019, Shaw had non-registered defined benefit pension plans for key senior executives and designated executives. The amounts reported in the financial statements relating to the defined benefit pension plans are determined using actuarial valuations that are based on several assumptions including the discount rate and rate of compensation increase. While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The differences between actual and assumed results are immediately recognized in other comprehensive income/loss. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected to be needed to settle employee benefit obligations and is also used to calculate the interest income on plan assets. It is based on the yield of long-term, high-quality corporate fixed income investments closely matching the term of the estimated future cash flows and is reviewed and adjusted as changes are required. The following table illustrates the increase on the accrued benefit obligation and pension expense of a 1% decrease in the discount rate:

(millions of Canadian dollars)	Accrued Benefits Obligation at End of Fiscal 2019	Pension Expense Fiscal 2019

Weighted Average Discount Rate – Non-registered Plans	2.90%	3.70%

Impact of: 1% decrease – Non-registered Plans	$88	$4

Deferred income taxes

The Company has recognized deferred income tax assets and liabilities for the future income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized in respect of losses of certain of the Company’s subsidiaries. The deferred income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse or the tax losses are expected to be utilized. Realization of deferred income tax assets is dependent upon generating sufficient taxable income during the period in which the temporary differences are deductible. The Company has evaluated the likelihood of realization of deferred income tax assets based on forecasts of taxable income of future years, existing tax laws and tax planning strategies. Significant changes in assumptions with respect to internal forecasts or the inability to implement tax planning strategies could result in future impairment of these assets.

Commitments and contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Contractual and other commercial obligations primarily relate to network fees and operating lease agreements for use of transmission facilities, including maintenance of satellite transponders and lease of premises in the normal course of business. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities.

RELATED PARTY TRANSACTIONS

Related party transactions are reviewed by Shaw’s Corporate Governance and Nominating Committee, comprised of independent directors. The following sets forth certain transactions in which the Company is involved.

Corus

The Company and Corus are subject to common voting control. During 2016, the Company sold its wholly owned subsidiary Shaw Media to Corus. The transaction closed on April 1, 2016. In fiscal 2019, network, advertising and programming fees were paid to various Corus subsidiaries. The Company provided uplink of television signals, programming content, Internet services and lease of circuits to various Corus subsidiaries. The Company also received dividends from Corus related to its Corus Class B non-voting participating shareholdings representing 38% of the total issued equity of Corus. On May 31, 2019, the Company completed its secondary offering of its 80,630,383 Class B non-voting participating shares of Corus at a price of $6.80 per share for net proceeds to the Company of approximately $526 million. (see “Equity Interest in Corus”).

Shaw no longer holds any equity interest in Corus.

Burrard Landing Lot 2 Holdings Partnership

The Company has a 33.33% interest in Burrard Landing Lot 2 Holdings Partnership (the “Partnership”). During the current year, the Company paid the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its lower mainland BC operations.

44	Shaw Communications Inc. 2019 Annual Report

Sale of Real Property

On May 15, 2019, the Company completed the sale of a non-core parcel of land and the building located thereon (the “Property”), to an affiliate of Shaw Family Living Trust (“SFLT”) (the “Purchaser”), for total net proceeds of approximately $45 million (for further detail about SFLT see “Known Events, Risks and Uncertainties – Control of the Company”). The Property had a net book value of approximately $4 million resulting in a gain on disposition of approximately $41 million. The purchase price was determined based on appraisals performed by two independent valuators. As part of the transaction, the Purchaser agreed to lease back the Property to the Company for a term of three years at market rental rates (which was also based on appraisals from the two independent valuators) allowing the Company to monetize a non-core asset. The transaction was approved by the independent Board members of the Company.

Key management personnel and Board of Directors

Key management personnel consist of the most senior executive team and along with the Board of Directors have the authority and responsibility for directing and controlling the activities of the Company. In addition to compensation provided to key management personnel and the Board of Directors for services rendered, the Company transacts with companies related to certain Board members primarily for the purchase of remote control units, network programming and installation of equipment.

Refer to Note 29 to the Consolidated Financial Statements for further related party transaction detail.

NEW ACCOUNTING STANDARDS

Shaw has adopted or will adopt a number of new accounting policies as a result of recent changes in IFRS as issued by the IASB. The ensuing discussion provides additional information as to the date that Shaw is or was required to adopt the new standards, the methods of adoption permitted by the standards, the method chosen by Shaw, and the effect on the financial statements as a result of adopting the new policies. The adoption or future adoption of these accounting policies has not and is not expected to result in changes to the Company’s current business practices.

Adoption of recent accounting pronouncements

We adopted the following new accounting standards effective September 1, 2018.

•	IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaced IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of

Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue – Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps:

(1)	identify the contract(s) with a customer;

(2)	identify the performance obligations in the contract;

(3)	determine the transaction price;

(4)	allocate the transaction price to the performance obligations in the contract; and,

(5)	recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The application of IFRS 15 impacted the Company’s reported results, including the classification and timing of revenue recognition and the treatment of costs incurred to obtain contracts with customers.

The application of this standard most significantly affected our Wireless arrangements that bundle equipment and service together, specifically with regards to the timing of recognition and classification of revenue. The timing of recognition and classification of revenue was affected because at contract inception, IFRS 15 requires the estimation of total consideration to be received over the contract term, and the allocation of that consideration to performance obligations in the contract, typically based on the relative stand-alone selling price of each obligation. This resulted in a decrease to equipment revenue recognized at contract inception, as the discount previously recognized over 24 months is now recognized at contract inception, and a decrease to service revenue recognized over the course of the contract, as a portion of the discount previously allocated solely to equipment revenue is allocated to service revenue. The measurement of total revenue recognized over the life of a contract was unaffected by the new standard.

IFRS 15 also requires that incremental costs to obtain a contract with a customer (for example, commissions) be capitalized and amortized into operating expenses over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. The Company previously expensed such costs as incurred.

The Company’s financial position was also impacted by the adoption of IFRS 15, with new contract asset and

Management’s Discussion & Analysis Shaw Communications Inc.	45

contract liability categories recognized to reflect differences between the timing of revenue recognition and the actual billing of those goods and services to customers.

For purposes of applying the new standard on an ongoing basis, we are required to make judgments in respect of the new standard, including judgments in determining whether a promise to deliver goods or services is considered distinct, how to determine the transaction prices and how to allocate those amounts amongst the associated performance obligations. We must also exercise judgment as to whether sales-based compensation amounts are costs incurred to obtain contracts with customers that should be capitalized and subsequently amortized on a systematic basis over time.

We have made a policy choice to adopt IFRS 15 with full retrospective application, subject to certain practical expedients. As a result, all comparative information in these financial statements has been prepared as if IFRS 15 had been in effect since September 1, 2017.

Upon adoption of, and transition to, IFRS 15, we elected to utilize the following practical expedients:

•	Completed contracts that begin and end within the same annual reporting period and those completed before September 1, 2017 are not restated;

•	Contracts modified prior to September 1, 2017 are not restated. The aggregate effect of these modifications is reflected when identifying the satisfied and unsatisfied performance obligations, determining the transaction price and allocating the transaction price to the satisfied and unsatisfied performance obligations; and

•	Not disclose, on an annual basis, the unsatisfied portions of performance obligations related to contracts with a duration of one year or less or where the revenue we recognize is equal to the amount invoiced to the customer.

Impacts of IFRS 15, Revenue from Contracts with Customers

The effect of transition to IFRS 15 on impacted line items on our condensed Consolidated Statements of Income as disclosed in “Transition adjustments” for the year ended August 31, 2018, are as follows:

		Year ended August 31, 2018
(millions of Canadian dollars)		As reported	Effect of transition	Subsequent to transition

Revenue	i.	5,239	(50)	5,189

Operating, general and administrative expenses	ii.	(3,150)	18	(3,132)

Other gains/(losses)		29	3	32

Income tax expense (recovery)		143	(12)	131

Net income (loss) from continuing operations		66	(17)	49

i)	Allocation of transaction price

Revenue recognized at point of sale requires the estimation of total consideration over the contract term and allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. For Wireless term contracts, equipment revenue recognized at contract inception, as well as service revenue recognized over the course of the contract is lower than previously recognized as noted above.

ii)	Deferred commission costs

Costs incurred to obtain or fulfill a contract with a customer were previously expensed as incurred. Under IFRS 15, these costs are capitalized and subsequently amortized as an expense over the life of the customer on a rational, systematic basis consistent with the pattern of the transfer of goods and services to which the asset relates. As a result, commission costs are reduced in the period, with an offsetting increase in amortization of capitalized costs over the average life of a customer.

46	Shaw Communications Inc. 2019 Annual Report

The effect of transition to IFRS 15 on our disaggregated revenues for the year ended August 31, 2018, are as follows:

	Year ended August 31, 2018
(millions of Canadian dollars)	As reported	Effect of transition	Subsequent to transition
Services
Wireline – Consumer	3,725	–	3,725
Wireline – Business	567	–	567
Wireless	595	(31)	564

	4,887	(31)	4,856

Equipment and other
Wireless	356	(19)	337

	356	(19)	337

Intersegment eliminations	(4)	–	(4)

Total revenue	5,239	(50)	5,189

The effect of transition to IFRS 15 on impacted line items on our Consolidated Statements of Financial Position as at September 1, 2017 and August 31, 2018 are as follows:

		As at August 31, 2018			As at September 1, 2017
(millions of Canadian dollars)		As reported	Effect of transition	Subsequent to transition	As reported	Effect of transition	Subsequent to transition

Current portion of contract assets	i.	–	59	59	–	15	15
Other current assets	ii.	286	(13)	273	155	24	179
Contract assets	i.	–	76	76	–	44	44
Other long-term assets	ii.	300	(102)	198	255	(39)	216
Accounts payable and accrued liabilities	i.	971	(1)	970	913	(4)	909
Unearned revenue	i.	221	(221)	–	211	(211)	–
Current portion of contract liabilities	i.	–	226	226	–	214	214
Deferred credits	i.	460	(18)	442	490	(21)	469
Deferred income tax liabilities		1,894	(7)	1,887	1,858	5	1,863
Contract liabilities	i.	–	18	18	–	21	21
Shareholders’ equity		5,957	23	5,980	6,154	40	6,194

i)	Contract assets and liabilities

Contract assets and liabilities are the result of the difference in timing related to revenue recognized at the beginning of a contract and cash collected. Contract assets arise primarily as a result of the difference between revenue recognized on the sale of wireless device at the onset of a term contract and the cash collected at the point of sale.

Contract liabilities are the result of receiving payment related to a customer contract before providing the related goods or services. We account for contract assets and liabilities on a contract-by-contract basis, with each contract being presented as a single net contract asset or net contract liability accordingly.

ii)	Deferred commission cost asset

Under IFRS 15, we will defer commission costs paid to internal and external representatives as a result of obtaining contracts with customers as deferred commission cost assets and amortize them over the pattern of the transfer of goods and services to the customer, which is typically evenly over 24 to 36 months.

Refer to “Transition adjustments” for the impact of application of IFRS 15 on our previously reported consolidated statements of cash flows.

Management’s Discussion & Analysis Shaw Communications Inc.	47

•	IFRS 9 Financial Instruments was revised and issued in July 2014 and replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes updated guidance on the classification and measurement of financial instruments, new guidance on measuring impairment on financial assets, and new hedge accounting guidance. We have applied IFRS 9, and the related consequential amendments to other IFRSs, on a retrospective basis except for the changes to hedge accounting as described below which were applied on a prospective basis. The adoption of IFRS 9 did not have a significant impact on our financial performance or the carrying amounts of our financial instruments as set out in “Transition adjustments” below.

IFRS 9 replaces the classification and measurement models in IAS 39 with a single model under which financial assets are classified and measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL) and eliminates the IAS 39 categories of held-to-maturity, loans and receivables and available-for-sale. Investments and equity instruments are required to be measured by default at FVTPL unless an irrevocable option for each equity instrument is taken to measure at FVOCI. The classification and measurement of financial assets is based on the business model that the asset is managed and its contractual cash flow characteristics. The adoption of IFRS 9 did not change the measurement bases of our financial assets

•	Cash and derivative instruments classified as held-for-trading and measured at FVTPL under IAS 39 continue to be measured as such under IFRS 9 with an updated classification of FVTPL

•	Investments in equity securities not quoted in an active market and where fair value cannot be reliably measured that were classified as available-for-sale and recorded at cost less impairment under IAS 39 are now required to be classified and measured at FVTPL under IFRS 9. There has been no change to the measurement of these assets on transition

•	Trade and other receivables classified as loans and receivables and measured at amortized cost under IAS 39 continue to be measured as such under IFRS 9 with an updated classification of amortized cost

For financial liabilities, IFRS 9 retains most of the IAS 39 requirements. We did not choose the option of designating any financial liabilities at FVTPL as such, the adoption of IFRS 9 did not impact our accounting policies for financial liabilities as all liabilities continue to be measured at amortized cost.

The impairment of financial assets under IFRS 9 is based on an expected credit loss (ECL) model, as opposed to the incurred loss model in IAS 39. IFRS 9 applies to financial assets measured at amortized cost, including contract assets under IFRS 15, and requires that we consider factors that include historical, current and forward-looking information when measuring the ECL. We use the simplified approach for measuring losses based on the lifetime ECL for trade receivables and contract assets. Amounts considered uncollectible are written off and recognized in operating, general and administrative expenses in the Consolidated Statement of Income. This change did not have a significant impact to our receivables.

IFRS 9 does not fundamentally change the types of hedging relationships or the requirements to measure and recognize ineffectiveness; however, it requires us to ensure that the hedge accounting relationships are aligned with our risk management objective and strategy and to apply a more qualitative and forward-looking approach to assess hedge effectiveness. It also requires that amounts related to cash flow hedges of anticipated purchases of non-financial assets settled during the period to be reclassified from accumulated other comprehensive income to the initial cost of the non-financial asset when it is recognized. Under IAS 39, when an anticipated transaction was subsequently recorded as a non-financial asset, the amounts were reclassified from other comprehensive income (loss).

In accordance with IFRS 9’s transition provisions for hedge accounting, the Company has applied the IFRS 9 hedge accounting requirements prospectively from the date of initial application without restatement of prior period comparatives. The Company’s qualifying hedging relationships in place as at August 31, 2018 also qualified for hedge accounting in accordance with IFRS 9 and were therefore regarded as continuing hedging relationships. As the critical terms of the hedging instruments match those of their corresponding hedged items, all hedging relationships continue to be effective under IFRS 9’s effectiveness assessment requirements. The Company has not designated any hedging relationships under IFRS 9 that would not have met the qualifying hedge accounting criteria under IAS 39.

48	Shaw Communications Inc. 2019 Annual Report

Change in accounting policy

Effective September 1, 2018, the Company voluntarily changed its accounting policy related to the treatment of digital cable terminals (“DCTs”) to record them as property, plant and equipment rather than inventory upon acquisition. The Company believes that the change in accounting policy will result in clearer and more relevant financial information as the Company has recently changed its offerings to customers, which has resulted in DCTs being predominantly rented rather than sold to customers. Previously, inventories included DCTs which were held pending rental or sale to the customer at cost or at a subsidized price. When the subscriber equipment was rented, it was transferred to property, plant and equipment and amortized over its useful life and then removed from capital and returned to inventory when returned by a customer. Under the new policy, all DCTs will be classified as property, plant and equipment regardless of whether or not they are currently deployed to a customer as the Company believes that this better reflects the economic substance of its operations. This change in accounting policy has been applied retrospectively. Refer to “Transition adjustments” below for the impact of this change of accounting policy on previously reported consolidated Statements of Financial Position, consolidated Statements of Income and consolidated Statements of Cash Flows.

Transition adjustments

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our consolidated Statements of Income for the year ended August 31, 2018.

	Year ended August 31, 2018
(millions of Canadian dollars)	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition

Revenue	5,239	(50)	–	5,189

Operating, general and administrative expenses	(3,150)	18	–	(3,132)

Restructuring costs	(446)	–	–	(446)

Amortization:

Deferred equipment revenue	30	–	–	30

Deferred equipment costs	(110)	–	–	(110)

Property, plant and equipment, intangibles and other	(932)	–	(13)	(945)

Operating income from continuing operations	631	(32)	(13)	586

Amortization of financing costs – long-term debt	(3)	–	–	(3)

Interest expense	(248)	–	–	(248)

Equity income of an associate or joint venture	(200)	–	–	(200)

Other gains	29	3	–	32

Income from continuing operations before income taxes	209	(29)	(13)	167

Current income tax expense	137	–	–	137

Deferred income tax expense	6	(12)	(3)	(9)

Net income from continuing operations	66	(17)	(10)	39

Loss from discontinued operations, net of tax	(6)	–	–	(6)

Net income	60	(17)	(10)	33

Net income from continuing operations attributable to:

Equity shareholders	66	(17)	(10)	39

Loss from discontinued operations attributable to:

Equity shareholders	(6)	–	–	(6)

Basic earnings (loss) per share

Continuing operations	0.11	–	–	0.06

Discontinued operations	(0.01)	–	–	(0.01)

	0.10	–	–	0.05

Diluted earnings (loss) per share

Continuing operations	0.11	–	–	0.06

Discontinued operations	(0.01)	–	–	(0.01)

	0.10	–	–	0.05

Management’s Discussion & Analysis Shaw Communications Inc.	49

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our consolidated Statement of Financial Position as at September 1, 2017 and August 31, 2018.

	As at August 31, 2018				As at September 1, 2017
(millions of Canadian dollars)	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition

ASSETS

Current

Cash	384	–	–	384	507	–	–	507

Accounts receivable	255	–	(2)	253	286	–	–	286

Inventories	101	–	(40)	61	109	–	(50)	59

Other current assets	286	(13)	–	273	155	24	–	179

Current portion of contract assets	–	59	–	59	–	15	–	15

Assets held for sale	–	–	–	–	61	–	–	61

	1,026	46	(42)	1,030	1,118	39	(50)	1,107

Investments and other assets	660	–	–	660	937	–	–	937

Property, plant and equipment	4,672	–	30	4,702	4,344	–	50	4,394

Other long-term assets	300	(102)	(1)	197	255	(39)	–	216

Deferred income tax assets	4	–	–	4	4	–	–	4

Intangibles	7,482	–	–	7,482	7,435	–	–	7,435

Goodwill	280	–	–	280	280	–	–	280

Contract assets	–	76	–	76	–	44	–	44

	14,424	20	(13)	14,431	14,373	44	–	14,417

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current

Short-term borrowings	40	–	–	40	–	–	–	–

Accounts payable and accrued liabilities	971	(1)	–	970	913	(4)	–	909

Provisions	245	–	–	245	76	–	–	76

Income taxes payable	133	–	–	133	151	–	–	151

Unearned revenue	221	(221)	–	–	211	(211)	–	–

Current portion of contract liabilities	–	226	–	226	–	214	–	214

Current portion of long-term debt	1	–	–	1	2	–	–	2

Liabilities held for sale	–	–	–	–	39	–	–	39

	1,611	4	–	1,615	1,392	(1)	–	1,391

Long-term debt	4,310	–	–	4,310	4,298	–	–	4,298

Other long-term liabilities	13	–	–	13	114	–	–	114

Provisions	179	–	–	179	67	–	–	67

Deferred credits	460	(18)	–	442	490	(21)	–	469

Contract liabilities	–	18	–	18	–	21	–	21

Deferred income tax liabilities	1,894	(7)	(3)	1,884	1,858	5	–	1,863

	8,467	(3)	(3)	8,461	8,219	4	–	8,223

Shareholders’ equity

Common and preferred shareholders	5,956	23	(10)	5,969	6,153	40	–	6,193

Non-controlling interests in subsidiaries	1	–	–	1	1	–	–	1

	5,957	23	(10)	5,970	6,154	40	–	6,194

	14,424	20	(13)	14,431	14,373	44	–	14,417

50	Shaw Communications Inc. 2019 Annual Report

Below is the effect of transition to IFRS 15 and adoption of our new accounting policy described above on our consolidated Statement of Cash Flows for the year ended August 31, 2018.

		Year ended August 31, 2018
(millions of Canadian dollars)	As reported	IFRS 15 transition	Change in accounting policy	Subsequent to transition

OPERATING ACTIVITIES
Funds flow from continuing operations	1,259	(82)	–	1,177

Net change in non-cash balances related to continuing operations	102	82	(6)	178

Operating activities of discontinued operations	(2)	–	–	(2)

	1,359	–	(6)	1,353

INVESTING ACTIVITIES

Additions to property, plant and equipment	(1,127)	–	6	(1,121)

Additions to equipment costs (net)	(49)	–	–	(49)

Additions to other intangibles	(131)	–	–	(131)

Proceeds on sale of spectrum licenses	35	–	–	35

Purchase of spectrum licenses	(25)	–	–	(25)

Proceeds on sale of discontinued operations, net of cash sold	18	–	–	18

Net additions to investments and other assets	88	–	–	88

Proceeds on disposal of property, plant and equipment	9	–	–	9

	(1,182)	–	6	(1,176)

FINANCING ACTIVITIES

Increase in short-term borrowings	40	–	–	40

Increase in long-term debt	10	–	–	10

Issue of Class B Non-Voting Shares	43	–	–	43

Dividends paid on Class A Shares and Class B Non-Voting Shares	(384)	–	–	(384)

Dividends paid on Preferred Shares	(8)	–	–	(8)

Other	(1)	–	–	(1)

	(300)	–	–	(300)

Increase (decrease) in cash	(123)	–	–	(123)

Cash, beginning of the period	507	–	–	507

Cash, end of the period	384	–	–	384

Standards, interpretations and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and interpretations that have been issued but are not yet effective. The following pronouncements are being assessed to determine the impact on the Company’s results and financial position.

•	IFRS 16 Leases was issued on January 2016 and replaces IAS 17 Leases. The new standard requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, instead requiring that leases be capitalized by recognizing the present value of the lease payments and showing them as lease assets (right-of-use assets) and representing the right to use the underlying leased asset. If lease payments are made over time, the Company would recognize a lease liability representing its obligation to make future lease payments. Certain short-term leases (less than 12 months) and leases of low-value may be exempted from the requirements and may continue to be treated as operating leases if certain elections are made. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As the Company has significant contractual obligations currently being recognized as operating leases, upon adoption of IFRS 16, we will recognize a significant

Management’s Discussion & Analysis Shaw Communications Inc.	51

increase to both assets and liabilities on our Consolidated Statements of Financial Position as well as a decrease to operating costs, as a result of removing the lease expense, an increase to depreciation and amortization, due to the depreciation of the right-of-use asset, and an increase to finance costs, due to the accretion of the lease liability. Relative to the results of applying the current standard, although actual cash flows will be unaffected, the Company’s statement of cash flows will reflect increases in cash flows from operating activities offset equally by decreases in cash flows from financing activities.

We do not expect significant impacts for contracts in which we are the lessor.

Implementation

We continue to make progress towards adoption of IFRS 16, including the implementation of a new lease system that enables us to comply with the requirements of the standard on a contract-by-contract basis. Changes and enhancements to business processes and systems of internal control are also being completed.

We will adopt IFRS 16 on September 1, 2019, using a modified retrospective approach whereby the financial statements of prior periods presented are not restated. The cumulative effect of the initial application of the new standard will be recognized at the date of initial application. Generally, right-of-use assets at transition will be measured at an amount equal to the corresponding lease liabilities, adjusted for any prepaid or accrued rent outstanding. We do not intend to elect the recognition exemptions on short-term leases or low-value leases; however, we may choose to elect these recognition exemptions on a class-by-class basis for new classes and lease-by-lease basis, respectively, in the future.

As permitted by IFRS 16, we will apply certain practical expedients to facilitate the initial adoption and ongoing application of IFRS 16 including the following:

•	not separate fixed non-lease components from lease components for certain classes of underlying assets. Each lease component and any associated non-lease components will be accounted for as a single lease component

•	apply a single discount rate to a portfolio of leases with similar characteristics

•	exclude initial direct costs from measuring the right-of-use asset as at September 1, 2019

•	use hindsight in determining the lease term where the contract contains purchase, extension, or termination options

Effect of Transition to IFRS 16

While our testing, data validation, and assessment process is ongoing, our preliminary estimated effect of transition to IFRS 16 on our Consolidated Statements of Financial Position as at September 1, 2019 is as follows:

(billions of Canadian dollars)	As reported as at August 31, 2019	Estimated effect of IFRS 16 transition	Subsequent to transition as at September 1, 2019

Current assets	0.3	**	0.3

Non-current assets	4.9	1.3	6.2

Current liabilities	1.3	0.2	1.5

Non-current liabilities	6.0	1.1	7.1

Shareholders’ equity	6.3	**	6.3

** Amounts less than $0.1 billion.

Upon adoption of the Standard on September 1, 2019, actual amounts could differ from these preliminary estimates.

•	IFRIC 23 Uncertainty over Income Tax Treatments was issued in 2017 to clarify how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is required to be applied for annual periods commencing January 1, 2019, which for the Company will be the annual period commencing September 1, 2019. The Company is currently assessing the impact of this standard on its consolidated financial statements. The Company does not expect this standard to have a material effect on its September 1, 2019 balance sheet.

RISK MANAGEMENT

In the normal course of our business activities, the Company is subject to risks. The purpose of risk management is to manage and mitigate risk, rather than to eliminate risk. The Company is committed to continually strengthening our risk management capabilities to protect and enhance value.

52	Shaw Communications Inc. 2019 Annual Report

Risk Governance and Oversight

The Board of Directors has overall risk governance and oversight responsibilities. Specifically, the Board is responsible for identifying and assessing the principal risks inherent in the business activities of the Company and ensuring that management takes all reasonable steps to implement appropriate systems to manage such risks. The Board of Directors has delegated elements of its risk oversight responsibilities to specific Board committees. The Audit Committee is responsible for: (1) overseeing the Company’s processes for identifying, assessing and managing risks; and (2) ensuring that management implements and maintains effective internal controls and procedures for identifying, assessing and managing the principal risks to the Corporation and its business. In addition, the Human Resources and Compensation Committee is responsible for ensuring that the Company’s short, medium and long-term incentive plans do not incent risk-taking beyond the Company’s risk tolerance.

Responsibilities for Risk Management

Responsibility for risk management is shared across our organization. Each department’s operating management, led by the Company’s executive team, have integrated controls and risk management practices into day-to-day activities and decision-making processes. We have risk management and compliance functions across the organization such as Finance, Privacy, Security and Risk, Legal and Regulatory, and Technology Risk Governance. The Internal Audit and Advisory Services (“IA&AS”) department provides independent and objective audit and advisory services to evaluate and improve the effectiveness of the Company’s governance, internal controls, disclosure processes, and risk management activities. The Audit Committee oversees the work of the IA&AS department and all reports issued by the IA&AS department. In addition, the IA&AS department’s annual plan is reviewed and approved by the Audit Committee.

Enterprise Risk Management

The Audit Committee undertakes a further review of the significant corporate level risks through the Enterprise Risk Management program (“ERM”). The ERM is a performance focused process designed to identify, monitor and manage significant corporate level risks that could impact the achievement of our strategic objectives. The Company’s executives meet periodically to: (1) review and update significant corporate level risks, (2) assess such corporate level risks in terms of likelihood and magnitude of impact, (3) review the response strategy, and (4) monitor progress. The latest ERM update was provided to the Board of Directors in April 2019, with updates to be provided to the Board and/or Audit Committee at least annually. The significant risks and uncertainties affecting the Company and its business are discussed under “Known Events, Trends, Risks and Uncertainties”.

KNOWN EVENTS, TRENDS, RISKS AND UNCERTAINTIES

The discussion in this MD&A addresses only what management has determined to be the most significant known events, trends, risks and uncertainties relevant to the Company, its operations and/or its financial results. This discussion is not exhaustive. The discussion of these matters should be considered in conjunction with the “Caution Concerning Forward-Looking Statements”.

Competition and Technological Change

Shaw operates in an open and competitive marketplace. Our businesses face competition from regulated and unregulated entities using existing or new communications technologies and from illegal services. In addition, the rapid deployment of new technologies, services and products has blurred the traditional lines between telecommunications, Internet and distribution services and further expands the competitive landscape. Shaw may also face competition from platforms that may gain advantage through regulatory processes. While Shaw continually seeks to strengthen its competitive position through investments in infrastructure, technology and customer service and through acquisitions, there can be no assurance that these investments will maintain Shaw’s market share or performance in the future.

The following competitive events, trends, risks and/or uncertainties specific to areas of our business may have a material adverse effect on Shaw and its reputation, as well as its operations and/or its financial results. In each case, the competitive events, trends, risks and/or uncertainties may increase or continue to increase. Competition for new subscribers and retention of existing subscribers may require substantial promotional activity and increase our cost of customer acquisition, decrease our ABPU, ARPU or all of them. We expect that competition, including aggressive discounting practices by competitors to gain market share, is likely to continue to increase for all our businesses.

Consumer Internet

Shaw competes with different types of ISPs offering residential Internet access including traditional telephone companies, wireless providers and independent ISPs making use of wholesale services to provide Internet access in various markets.

Shaw expects that consumer demand for higher Internet access speeds and greater bandwidth will continue to be driven by bandwidth-intensive applications including streaming video, digital downloading, Internet-of-Things (“IOT”), interactive gaming, and cloud based services. As described further under “Shaw’s Wireline Network”, Shaw continues to expand the capacity and efficiency of its wireline network to handle the anticipated increases in consumer demand for higher Internet access speeds and greater bandwidth. However, there can be no assurance that our investments in network capacity will continue to meet this increasing demand.

Management’s Discussion & Analysis Shaw Communications Inc.	53

Consumer Video

Shaw’s Consumer Video services, delivered through both our wireline and satellite platforms, compete with other distributors of video and audio signals. We also compete increasingly with unregulated over-the-top (“OTT”) video services and offerings available over Internet connections. Continued improvements in the quality of streaming video over the Internet and the increasing availability of television shows and movies online will continue to increase competition to Shaw’s Consumer Video services. Our Video services also compete with illegal services including grey and black market satellite offerings as well as OTT video piracy services. As a result, we have experienced an increase in cord cutting and cord shaving as customers continue to withdraw from traditional cable services.

Consumer Phone

Shaw’s competitors for Consumer wireline phone services include traditional telephone companies, other wireline carriers, Voice over Internet Protocol (“VoIP”) providers and wireless providers. Several of these competitors have larger operational and financial resources than Shaw. In addition, households increasingly rely on wireless services in place of wireline phone services which negatively affects the business and prospects of our Consumer wireline phone services.

Wireless

Freedom Mobile is a new entrant in the highly competitive Canadian wireless market which is characterized by three national wireless incumbent carriers and regional participants. The national wireless incumbent carriers have larger, and more diverse spectrum holdings than Shaw, as well as larger operational and financial resources than Shaw and are well established in the market. Freedom Mobile’s ability to continue to offer and improve Wireless services and to offer new services depends on, among other factors, continued access to, and deployment of, adequate spectrum, including the ability to both renew current spectrum licences and acquire new spectrum licences (in various spectrum bands). If Freedom Mobile cannot acquire and retain needed spectrum, it may not be able to continue to offer and improve its current wireless services and deploy new services on a timely basis, including providing competitive data speeds its customers want. As a result, Freedom Mobile’s ability to attract and retain customers could be adversely affected. In addition, an inability to acquire and retain needed spectrum could affect network quality and result in higher capital expenditures. Our Wireless division may face increased competition from other facilities based or non-facilities based new entrants or alternate technologies, including as a result of regulatory decisions or government policies that favour certain competitive platforms. (see “Government Regulations and Regulatory Developments – Telecommunication Act – CRTC Wireless Review”).

Business Network Services

Shaw Business competes with other telecommunications carriers in providing high-speed data and video transport and Internet connectivity services to businesses, ISPs and other telecommunications providers. The telecommunications services industry in Canada is highly competitive, rapidly evolving and subject to constant change. Shaw Business’ competitors include traditional telephone companies, competitive access providers, competitive local exchange carriers, ISPs, private networks built by large end users and other telecommunications companies. In addition, the development and implementation of new technologies by others could give rise to significant additional competition. Competitors for the delivery of voice and unified communication services include traditional telecommunications companies, resellers and new entrants to the market leveraging new technologies to deliver services. Shaw Broadcast Services also competes in industries that are highly competitive, rapidly evolving and subject to constant change.

Impact of Regulation

As discussed under “Government Regulations and Regulatory Developments”, a majority of our Canadian business activities are subject to: (i) regulations and policies administered by ISED and/or the CRTC, and (ii) conditions of licences granted by ISED and/or the CRTC. Shaw’s operations, financial results, and future prospects are affected by changes in regulations, policies and decisions, conditions of licences and decisions, including changes in interpretation of existing regulations and requirements contained in such conditions of licences by courts, the government or the regulators, in particular the CRTC, ISED, Competition Bureau and Copyright Board. These changes relate to, and may have an impact on, among other things, licensing and licence renewal, spectrum holdings, products and services, competition, programming carriage and terms of carriage, strategic transactions, and infrastructure access, and the potential for new or increased fees or costs. All such changes in the regulatory regime may have a material adverse effect on Shaw and its reputation, as well as Shaw operations, financial results and/or future prospects.

2019 Federal Election

During the recent federal election, which resulted in a minority government, several parties expressed commitments to reduce the price of mobile and internet services. The introduction of any future regulation or policy to implement such commitments could have a material adverse impact on our financial results.

Customer Experience

Shaw’s customer loyalty, retention and likelihood to recommend Shaw all depend on our ability to provide a

54	Shaw Communications Inc. 2019 Annual Report

seamless connectivity experience that meets or exceeds their expectations. As part of the digital transformation, the Company modernized several aspects of its wireline operations to better meet the needs of today’s customer, including shifting customer interactions to digital platforms and driving more self-help, self-install and self-service. The Company continues to streamline and simplify manual processes that improve its customers overall connectivity experience and day-to-day operations for our employees. The failure to sustain and expand customer relationships through quality products and customer service could have a material adverse effect on our businesses, financial condition and results of operations.

Network Failure

Shaw’s business may be interrupted by wireline or wireless network failures, including its own or third party networks. Such network failures may be caused by fire damage, natural disaster, power loss, cyber attacks, human error, disabling devices, acts of war or terrorism and other events which may be beyond Shaw’s control.

As insurance premium costs are uneconomic relative to the risk of failure, Shaw self-insures the plant in its FibrePlus network. It is likely that wireline or wireless network damage caused by any one incident would be limited by geographic area and the resulting business interruption and financial damages would be also limited. In addition, with respect to a wireline network failure, we expect the risk of loss to be mitigated as most of the backbone fibre network and much of the HFC access network is located underground.

Shaw protects its wireline network through a number of measures including physical and information technology security, and ongoing maintenance and placement of insurance on our network equipment and data centres, including the Calgary1 data centre (which was sold to a third party on August 1, 2019). In the past, the Company has successfully recovered from network damage caused by natural disasters without significant cost or disruption of service.

Shaw protects its wireless network and mitigates wireless network failure through physical and information technology security, ongoing maintenance, and by carrying insurance on its wireless network equipment.

Despite the steps Shaw takes to reduce the risk of wireline and wireless network failure, failures may still occur, and such failures could negatively affect levels of customer service and relationships which may have a material adverse effect on Shaw and its reputation, as well as its operations and/or financial results.

Information Systems and Internal Business Processes

Many aspects of the Company’s businesses depend to a large extent on various information technology (IT) systems and software, and on internal business processes. Shaw regularly undertakes initiatives to update and improve these systems and processes. Although the Company has taken steps to reduce the risks of failure of these systems and processes, there can be no assurance that potential failures of, or deficiencies in, these systems, processes or change initiatives will not have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Cyber Security Risks

Although Shaw’s systems and network architecture are designed and operated to be secure, they are vulnerable to the risks of an unauthorized third party accessing these systems or its network. This could lead to a number of adverse consequences, including the unavailability, disruption or loss of Shaw’s services or key functionalities within Shaw’s technology systems or software or the unauthorized disclosure, corruption or loss of sensitive company, customer or personal information. Our insurance may not cover or be adequate to fully reimburse us for any associated costs and losses.

We continue to assess and enhance our cyber security within Shaw while we are monitoring the risks of cyber attacks and implement appropriate security policies, procedures and information technology systems to mitigate the risk of cyber attacks.

External threats to our network are constantly changing, and there is no assurance that Shaw will be able to protect its network from all future threats which may have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Satellite

Shaw uses three satellites (Anik F2, Anik F1R and Anik G1) owned by Telesat Canada (“Telesat”) to provide satellite services in our Consumer division. In connection with the Company’s digital network upgrade (DNU) program initiated in 2017, the Company has effectively optimized satellite traffic on the Anik F1R and Anik F2 satellites, enabling a reduction in the total number of transponders required by the Company to conduct its business. Effective October 1, 2019, the Company transferred its ownership interest in the 16 Anik F2 transponders, adjusted its satellite traffic on the Anik F1R and Anik F2 satellites, and renewed its capacity service agreements in place on both Anik F1R and Anik F2 and Anik G1 until the effective end-of-life date of such satellites. While the Company intends to negotiate and enter into new capacity service agreements to

Management’s Discussion & Analysis Shaw Communications Inc.	55

meet its long term satellite capacity requirements, there can be no assurance that replacement transponder capacity will be available or that such agreements will be entered into on favourable terms, which may have a material adverse effect on customer service and customer relationships, as well as the Company’s reputation, operations and/or financial results.

The Company does not maintain any insurance coverage for the transponders on Anik F1R, Anik F2 and Anik G1 as it believes the costs are uneconomic relative to the benefit which could be otherwise derived through an arrangement with Telesat. As collateral for the transponder capacity pre-payments that were made by the Company to facilitate the construction of the satellite, the Company maintains a security interest in the transponder capacity and any related insurance proceeds that Telesat recovers in connection with an insured loss event.

The Company does not maintain business interruption insurance covering damage related to the loss of use of one or more of the transponders on the satellites as it believes that the insurance premium costs are uneconomic relative to the risk of transponder and/or satellite failure. The majority of transponder capacity is available to the Company on an unprotected, non-pre-emptible basis. The Company has the option to contract transponders with excess capacities on Anik F2, subject to availability. In the event of satellite failure, service will be restored as capacity becomes available. Restoration of satellite service on another satellite may require repositioning or re-pointing of customers’ receiving dishes, an upgrade to their video receivers or customers may require a larger dish. The Anik G1 satellite has a switch feature that allows whole channel services (transponders and available spares) to be switched from extended Ku-band to Ku-band, which provides the Company with limited back-up to restore failed whole channel services of Anik F1R. The Company has reserved limited access to Ku band frequencies in the 107.3 orbital location to enable the switching feature, subject to availability. Satellite failure could negatively affect levels of customer service and customer relationships and may have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Reliance on Suppliers and Third Party Service Providers

Shaw is connected to or relies on other telecommunication carriers and certain utilities to conduct its business. Any disruption to the services provided by these suppliers, including labour strikes and other work disruptions, bankruptcies, technical difficulties or other events affecting the business operations of these carriers or utilities may affect Shaw’s ability to operate and, therefore may have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

The Company sources its customer premise, capital equipment, and capital builds as well as portions of its service offerings, including network, video delivery and IT functions from certain key suppliers. While the Company has alternate sources for many of these purchases, the loss of a key supplier may require us to incur additional capital expenditures for the substitution of existing products and services which could adversely affect the Company’s ability to operate, and therefore may have a material adverse effect on Shaw, its operations and/or its financial results. In the course of fulfilling service arrangements, third-party service providers must ensure our information is appropriately protected and safeguarded. Failure to do so may affect Shaw through increased regulatory risk, reputational damage, and damage to customer experience.

There are a limited number of suppliers of popular mobile devices and there is a risk that the Company will not be able to maintain contracts for its existing supply of mobile devices and/or contract for the supply of new devices on commercially reasonable terms.

Programming Expenses

Expenses for video programming continue to be one of our most significant operating expenses. Costs continue to increase, particularly for sports programming. In addition, as we add programming or distribute existing programming to more of our subscriber base, programming expenses increase. Although we have been successful at reducing the impact of these cost increases through the sale of additional services or increasing subscriber rates, there can be no assurance that we will continue to be able to do so and this may have a material adverse effect on Shaw, its operations and/or its financial results.

Economic Conditions

The Canadian economy is affected by uncertainty in global financial and equity markets and slowdowns in national and/or global economic growth. Changes in economic conditions, which may differ across our regional footprint, may affect discretionary consumer and business spending, resulting in increased or decreased demand for Shaw’s product offerings. Current or future events caused by volatility in domestic or international economic conditions or a decline in economic growth may have a material adverse effect on Shaw, its operations and/or financial results.

Talent Management and Succession Planning

Our success is substantially dependent upon the retention and the continued performance of our executive officers. Many of these executive officers are uniquely qualified in their areas of expertise, making it difficult to replace their services in the short to medium term. The loss of the services of any key executives and/or employees in critical roles or inadequate processes designed to attract, develop, motivate and retain productive and engaged employees could have a material adverse effect on Shaw, its operations and/or financial results.

56	Shaw Communications Inc. 2019 Annual Report

To mitigate this risk, the Company’s comprehensive compensation program is designed to attract, retain, motivate and reward the executive team and key employees through aligning management’s interest with our business objectives and performance. Furthermore, the Company conducts annual succession planning to identify and develop key leaders to build capabilities and experiences required for the future.

Total Business Transformation and Voluntary Departure Program

In the second quarter of fiscal 2018, the Company introduced TBT, a multi-year initiative designed to reinvent Shaw’s operating model to better meet the changing tastes and expectations of consumers and businesses by optimizing the use of resources, maintaining and ultimately improving customer service, and by reducing staff. Three key elements of TBT are to: 1) shift customer interactions to digital platforms; 2) drive more self-install and self-serve; and 3) streamline the organization that builds and services our network. As part of the TBT initiative, the Company also plans to reduce input costs, consolidate functions, and streamline processes, which is expected to create operational improvements across the business allowing it to evolve into a more efficient organization.

There is an overall risk that the TBT initiative may not be completed in a timely and cost-effective manner to yield the expected results and benefits or result in a leaner, more integrated and agile company with improved efficiencies and execution to better meet its consumers’ needs and expectations (including the products and services offered to its customers). Specifically, there is a risk that the Company may not be able to: (i) establish and continue to upgrade a digital platform that will effectively engage customers, (ii) successfully adopt a digital platform that will yield the expected results and benefits, including maintaining the quality of customer service, protecting the security of customer information, and coordinating the delivery of product and service offerings; (iii) deploy programs that will result in customers using the self-serve functions and electing to self-install the Company’s products and services; and (iv) consolidate and streamline the functions and processes of the divisions responsible for building and servicing its networks. The realization of any of these risks may have a material adverse effect on Shaw, its operations and/or financial results.

As a first step in the TBT, the VDP was offered to eligible employees. The outcome of the program initially had approximately 3,300 Shaw employees accepting the VDP package representing approximately 25% of all employees at that time. The Company’s VDP continued in fiscal 2019, which resulted in approximately 1,000 employees exiting the Company for a total of approximately 2,300 employees since inception. In fiscal 2019, approximately 90 employees either rescinded their acceptance of the VDP package with the approval of the Company or declined their package in order to expedite their departure date. As part of the program design, the majority of customer-facing employees (i.e. Customer Care, Retail, Sales) were not eligible to participate in the VDP. A large portion of employees who elected to participate in the VDP are in functions that will be addressed through the aforementioned key elements of the TBT and Shaw has control over the timing of employee departures across the Company through an actively managed, orderly transition over an 18-month period. In select functions, the Company determined that some employees will transition over a 24-month period, an extension from the 18-month period initially expected. With remaining employees expected to depart in fiscal 2020, there is a risk that the Company may not be able to: (i) complete the employee exits with minimal impact on business operations within the anticipated timeframes and for the budgeted amounts, (ii) replace or outsource the functions performed by certain key employees that have accepted the VDP package in a manner that aligns with customer expectations which may have a material adverse effect on the Company’s business operations, (iii) continue to operate the business in the normal course, and maintain or improve customer services, (iv) maintain employee morale as a result of the organizational changes, staff and cost reductions; (v) ensure that the staff reductions will reduce costs, and achieve the financial goals, cost competitiveness and profitability required to be attractive to investors. In addition, there can be no assurance that restructuring costs of the VDP will be limited to the budgeted amounts or that the expected annualized cost reductions from the VDP (including reductions in operating and capital expenditures will be realized within the expected time frames or at all). The realization of any of these risks may have a material adverse effect on Shaw, its operations and/or financial results.

Labour Relations

As of August 31, 2019, approximately 5.5% of our employees are represented by unions under collective bargaining agreements. While the Company strives to maintain positive labour relations, we can neither predict the outcome of current or future negotiations relating to labour disputes, union representation or renewal of collective bargaining agreements, nor be able to avoid future work stoppages, strikes or other forms of labour protests pending the outcome of any current or future negotiations. A prolonged work stoppage, strike or other form of labour protest could have a material adverse effect on our businesses, operations and reputation. Even if the Company does not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our businesses and results of operations. In addition, our ability to make short-term adjustments to control compensation and benefits costs could be limited by the terms of such collective bargaining agreements.

Management’s Discussion & Analysis Shaw Communications Inc.	57

There has been a significant amount of change across the organization in connection with the VDP and our TBT initiative. To support all leaders and employees, we continually listen to remove barriers and respond in real-time to needs and concerns. We also continue to provide support for leaders on how to manage change and maintain positive employee engagement and relations.

Interest Rates, Foreign Exchange Rates and Capital Markets

Shaw has the following financial risks in its day-to-day operations:

(a)

Interest rates: Due to the capital-intensive nature of Shaw’s operations, the Company uses long-term financing extensively in its capital structure. The primary components of this structure include banking facilities and various Canadian denominated senior notes and debentures with varying maturities issued in the public markets. These are more fully described in Note 14 to the Consolidated Financial Statements.

Interest on bank indebtedness is based on floating rates while the senior notes are all fixed-rate obligations. If required, Shaw uses its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. Increases in interest rates may have a material adverse effect on Shaw, its operations and/or its financial results.

As at August 31, 2019, virtually all of Shaw’s consolidated long-term debt was fixed with respect to interest rates.

(b)

Capital markets: Shaw requires ongoing access to capital markets to support our operations. Changes in capital market conditions, including significant changes in market interest rates or lending practices, or changes in Shaw’s credit ratings, may adversely affect our ability to raise or refinance short-term or long-term debt and therefore may have a material adverse effect on Shaw, its operations and/or its financial results.

Shaw manages its exposure to floating interest rates by maintaining a mix of fixed and floating rate debt. Interest on the Company’s unsecured banking facility and the recently implemented accounts receivable securitization program are based on floating rates, while the senior notes are all fixed rate obligations.

The Company may also enter into forward contracts to mitigate its exposure to foreign exchange and interest rate risk. While hedging and other efforts to manage these risks are intended to mitigate Shaw’s risk exposure, because of the inherent nature and risk of such transactions, those activities can result in losses. For instance, if Shaw hedges its floating interest rate exposure, it may forego the benefits that may otherwise be experienced if rates were to fall and it is subject to credit risks associated with the counterparties with whom it contracts. In order to minimize the risk of counterparty default under its swap agreements, Shaw assesses the creditworthiness of its swap counterparties. Further information concerning the policy and use of derivative financial instruments is contained in Notes 2 and 30 to the Consolidated Financial Statements.

Inventory

Our Wireless division’s inventory balance consists of devices which generally have short product lifecycles due to frequent new device introductions. The failure to effectively manage inventory levels based on product demand may increase the risk of inventory obsolescence, which may have a material adverse effect on Shaw’s operations and/or financial results.

Similar to other wireless service providers, Shaw substantially subsidizes the cost of subscriber devices to attract customers to sign a term contract with Freedom Mobile. Shaw also commits to a minimum subsidy per unit with certain suppliers of devices. There is a risk that Shaw may be unable to recover the costs of subsidies over the term of the customer contract which could have a material adverse effect on our business, operations or financial results.

Impacts of Climate Change

Global climate change is an important consideration for Shaw. Climate change may increase the severity and frequency of natural threats on our business, including weather-related events, which may require us to protect, test, maintain, repair and replace our networks, IT systems, equipment and other infrastructure. For example:

•	increased temperatures could impact our networks, IT systems, equipment and other infrastructure which could require the installation of additional cooling devices;

•	ice storms or extreme precipitations could have a negative impact on our physical network, equipment and other infrastructure which could affect our delivery of service;

•	flooding, hurricanes, tornados, and tsunamis could impact or destroy our facilities or network, equipment, and other infrastructure and will increase our insurance related expenses;

•	climate change related impacts to our key suppliers could adversely affect their ability to supply us with required products and services; and

•	We may be required to incur additional capital expenditures from substitution of existing products and services with lower emissions options.

58	Shaw Communications Inc. 2019 Annual Report

The occurrence of any of these events could have a material adverse effect on our operations and/or financial results. See also “Network Failure” risks below which could increase in severity and/or frequency as a result of climate change related natural disasters.

Although we have business continuity and disaster recovery plans and strategies in place, the failure of any of our climate change mitigation and adaptation efforts (including response strategies and business continuity protocols) may affect our business through potential disruption of our operations, damage to our facilities and infrastructure, and affect the communities that we serve (which may have a material adverse effect on Shaw and its reputation, as well as its operations, prospects and/or financial results).

Global climate change is drawing more attention through evolving public interest. Many aspects of our operations are subject to evolving and increasingly stringent federal, provincial, and local environmental, health, and safety laws and regulations. These laws and regulations impose requirements with respect to matters such as fuel storage, the recovery and recycling of end-of-life electronic products, greenhouse gas emissions, the release of substances into the environment, corrective and remedial action concerning such releases, and the proper handling, management and disposal of substances. These evolving considerations and more stringent laws and regulations could lead to increased costs for compliance and utilities, which could be material. Failure to recognize and adequately respond to changing environmental matters and expectations, or to comply with environmental laws and regulations, could result in fines, new regulatory obligations and associated costs, or damage to our reputation or brand any of which could have a material adverse effect on our operations and/or financial results. As we self-insure our FibrePlus network, we have limited insurance coverage against the losses resulting from natural disasters affecting our networks which covers our network equipment and data centres (for further detail see “Network Failure” above).

Litigation

Shaw and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business, whether in Canada or the US. Although management does not expect that the outcome of these matters will have a material adverse effect on the Company, there can be no assurance that these matters, or other legal matters that arise in the future, will not have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Taxes

Shaw’s business is subject to various tax laws, changes to tax laws and the adoption of new tax laws, regulations thereunder and interpretations thereof, which may have adverse tax consequences to Shaw.

While Shaw believes it has adequately provided for all income and commodity taxes based on information that is currently available, the calculation and the applicability of taxes in many cases require significant judgment in interpreting tax rules and regulations. In addition, Shaw’s tax filings are subject to government audits which could result in material changes in the amount of current and deferred income tax assets and liabilities and other liabilities which may, in certain circumstances, result in the assessment of interest and penalties.

Concerns about Alleged Health Risks relating to Radiofrequency Emissions

Concerns about alleged health risks relating to radiofrequency emissions may adversely affect our Wireless division and our Shaw Go WiFi operations. Some studies have alleged that links exist between radiofrequency emissions from certain wireless devices and cell sites and various health problems or possible interference with electronic medical devices, including hearing aids and pacemakers. The Company complies with all applicable laws and regulations. Further, the Company relies on suppliers of wireless network equipment and customer equipment to meet or exceed all applicable regulatory and safety requirements. No definitive evidence exists of harmful effects from exposure to radiofrequency emissions when legal limits are complied with. Additional studies of radiofrequency emissions are ongoing and we cannot be certain of results, which could result in additional or more restrictive regulation or exposure to potential litigation.

Acquisitions, Dispositions and Other Strategic Transactions

Shaw may from time to time make acquisitions to expand its existing businesses or to enter into sectors in which Shaw does not currently operate, dispositions to focus on core offerings or enter into other strategic transactions. Such acquisitions, dispositions and/or strategic transactions may fail to realize the anticipated benefits, result in unexpected costs and/or Shaw may have difficulty incorporating or integrating the acquired business, any of which may have a material adverse effect on Shaw, its operations and/or financial results.

Dividend Payments are not Guaranteed

Shaw currently pays monthly common share and quarterly preferred share dividends in amounts approved on a quarterly basis by the Board of Directors. Over the long term, Shaw expects to continue to pay dividends from its free cash flow; however, balance sheet cash and/or credit facilities may be used to stabilize dividends from time to time. Although Shaw intends to make regular dividend payments, dividends are not guaranteed as actual results may differ from expectations and there can be no assurance that the

Management’s Discussion & Analysis Shaw Communications Inc.	59

Company will continue common or preferred share dividend payments at the current level. In addition to the standard legislated solvency and liquidity tests that must be met, the Company would not be able to declare and pay dividends if there was an event of default or a pending event of default would result (as a consequence of declaring and paying dividends) under its credit facilities.

Holding Company Structure

Substantially all of Shaw’s business activities are operated by its subsidiaries. As a holding company, our ability to meet our financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from our subsidiaries together with proceeds raised by the Company through the issuance of equity and the incurrence of debt, and from proceeds received on the sale of assets. The payment of dividends and the making of loans, advances and other payments to Shaw by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.

Control of the Company

Class A participating shares (“Class A Shares”) are the only shares entitled to vote on all shareholder matters. Voting control of the Company is held by SFLT and its subsidiaries,

which hold, for the benefit of descendants of JR and Carol Shaw, 17,562,400 Class A Shares, being approximately 79% of the issued and outstanding shares of such class as at August 31, 2019. The sole trustee of SFLT is a private company owned by JR Shaw and having a board comprised of seven directors, including JR Shaw (chair), Bradley S. Shaw, four other members of JR Shaw’s family, and one independent director. Accordingly, JR Shaw, through SFLT, its subsidiaries and its trustee, is able to elect a majority of the Board of Directors of the Company and to control any vote by the holders of Class A Shares.

DISCUSSION OF OPERATIONS AND FOURTH QUARTER

To comply with the requirements of Items 1.4 (Discussion of Operations) and 1.10 (Fourth Quarter) of Form 51-102F1 of National Instrument 51-102, the sections entitled “Discussion of Operations” and “Overview” in the Company’s Management’s Discussion and Analysis for the fourth quarter and year ended August 31, 2019 (the “2019 Fourth Quarter MD&A”) are incorporated by reference herein. The 2019 Fourth Quarter MD&A can be found on SEDAR at www.sedar.com. Certain figures included within this Annual Report have been adjusted to correct an immaterial, inadvertent overstatement of previously reported wireless service revenue for the year ended August 31, 2019 of $7 million (Q1 $1 million; Q2 $1 million; Q3 $2 million; Q4 $3 million).

SUMMARY OF QUARTERLY RESULTS

Quarter	Revenue	Operating income before restructuring costs and amortization(2)	Net income from continuing operations attributable to equity shareholders	Net income attributable to equity shareholders	Net income(3)	Basic earnings per share from continuing operations	Diluted earnings per share from continuing operations	Basic earnings per share	Diluted earnings per share
(millions of Canadian dollars except per share amounts)

2019

Fourth	1,349	534	165	165	165	0.31	0.31	0.31	0.31

Third	1,322	528	226	226	228	0.44	0.44	0.44	0.44

Second	1,315	548	154	154	154	0.30	0.30	0.30	0.30

First	1,354	544	186	186	186	0.36	0.36	0.36	0.36

Total	5,340	2,154	731	731	733	1.41	1.41	1.41	1.41

2018

Fourth (1)	1,326	556	196	196	196	0.38	0.38	0.38	0.38

Third (1)	1,289	538	(99)	(99)	(99)	(0.20)	(0.20)	(0.20)	(0.20)

Second (1)	1,329	483	(175)	(175)	(175)	(0.35)	(0.35)	(0.35)	(0.35)

First (1)	1,245	480	117	111	111	0.23	0.23	0.22	0.22

Total	5,189	2,057	39	33	33	0.06	0.06	0.05	0.05

(1)

Fiscal 2018 reported figures have been restated applying IFRS 15 and also reflect a change in accounting policy. Refer to “New Accounting Standards” for additional details on the changes for fiscal 2018.

(2)	See definition and discussion under “Non-IFRS and additional GAAP measures.”
(3)	Net income attributable to both equity shareholders and non-controlling interests.

60	Shaw Communications Inc. 2019 Annual Report

F19 Q4 vs F19 Q3

In the fourth quarter of fiscal 2019, net income decreased $63 million compared to the third quarter of fiscal 2019 mainly due to a $21 million increase in current taxes in the fourth quarter, a $41 million gain on the disposal of property, plant and equipment to a related party, a $15 million gain on the sale of a portfolio investment, and the $102 million impact of a tax rate change on deferred taxes partially offset by a $109 million loss on the disposal of the Company’s entire equity investment in Corus all recorded in the third quarter.

F19 Q3 vs F19 Q2

In the third quarter of fiscal 2019, net income increased $74 million compared to the second quarter of fiscal 2019 mainly due to a $41 million gain on the disposal of property, plant and equipment to a related party, a $15 million gain on the sale of a portfolio investment and the $102 million impact of a tax rate change on deferred taxes partially offset by a $109 million loss on the disposal of the Company’s investment in Corus all recorded in the third quarter.

F19 Q2 vs F19 Q1

In the second quarter of fiscal 2019, net income decreased $32 million compared to the first quarter of fiscal 2019 mainly due to a $20 million decrease in equity income related to the Company’s investment in Corus in the quarter and higher income taxes.

F19 Q1 vs F18 Q4

In the first quarter of fiscal 2019, net income decreased $10 million compared to the fourth quarter of fiscal 2018 mainly due to a $12 million decrease in operating income before restructuring costs and amortization and a decrease in other gains mainly related to a $16 million gain on the sale of certain wireless spectrum licenses in the fourth quarter of fiscal 2018. These decreases were partially offset by a $10 million increase in equity income related to the Company’s investment in Corus in the first quarter.

F18 Q4 vs F18 Q3

In the fourth quarter of fiscal 2018, net income improved by $293 million compared to the third quarter of fiscal 2018 primarily due to an impairment charge of $284 million related to the Company’s investment in Corus recorded in the prior quarter.

F18 Q3 vs F18 Q2

In the third quarter of fiscal 2018, the net loss decreased $76 million compared to the second quarter of fiscal 2018 mainly due to a decrease in the third quarter restructuring costs of $404 million and an increase in operating income before restructuring costs and amortization. The increase was partially offset by impairment charge of $284 million in the third quarter related to the Company’s investment in Corus and higher income taxes.

F18 Q2 vs F18 Q1

In the second quarter of fiscal 2018, net income decreased $286 million compared to the first quarter of fiscal 2018 mainly due to $417 million of restructuring costs recorded during the quarter related to the Company’s TBT initiative which is composed primarily of the costs associated with the VDP, including severance and other employee related costs. The decrease was partially offset by increased wireless revenues of $93 million.

F18 Q1 vs F17 Q4

In the first quarter of fiscal 2018, net income decreased $370 million compared to the fourth quarter of fiscal 2017 mainly due to the $330 million gain on divestiture, net of tax, of ViaWest, as well as an $11 million non-operating provision recovery in the prior quarter.

While financial results for the Company are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. Subscriber activity may also be affected by competition and Shaw’s promotional activity. Our Video subscriber activity is influenced by cord shaving and cord cutting trends, which has resulted in fewer subscribers watching traditional cable TV, as well as a lower number of TV subscribers. In addition, trends in the use of wireless products and Internet or social media as substitutes for traditional home phone products have resulted in fewer Phone subscribers. Satellite subscriber activity is modestly higher around the summertime when more subscribers have second homes in use. Wireless subscriber activity is influenced by the launch of popular new mobile devices, seasonal promotional periods, and the level of competitive intensity. Our first and fourth quarters typically experience higher volumes of Wireless competitive activity as a result of back to school and holiday season-related consumer behavior. Aggressive promotional offers are often advertised during these periods which can impact our Wireless subscriber metrics. Shaw’s Wireline, Satellite, Wireless or Data Centre businesses do not depend on any single customer or concentration of customers.

Management’s Discussion & Analysis Shaw Communications Inc.	61

The following further assists in explaining the trend of quarterly revenue and operating income before restructuring costs and amortization:

Growth (losses) in subscriber statistics as follows:

	2019
Subscriber Statistics	Opening	First	Second	Third	Fourth	Ending

Video – Cable	1,585,232	(23,768)	(28,953)	(24,303)	(29,837)	1,478,371

Video – Satellite	750,403	(28,893)	(9,627)	3,134	(11,794)	703,223

Internet	1,876,944	5,606	11,105	6,647	11,401	1,911,703

Phone	853,847	(15,957)	(20,916)	(21,517)	(27,712)	767,745

Total Consumer	5,066,426	(63,012)	(48,391)	(36,039)	(57,942)	4,861,042

Video – Cable	49,606	(254)	(1,465)	(4,301)	(1,743)	41,843

Video – Satellite	34,831	558	830	(626)	63	35,656

Internet	172,859	1,248	(1,440)	427	592	173,686

Phone	354,912	8,649	5,836	5,368	4,669	379,434

Total Business	612,208	10,201	3,761	868	3,581	630,619

Total Wireline	5,678,634	(52,811)	(44,630)	(35,171)	(54,361)	5,491,661

Wireless – Postpaid (1)	1,029,720	86,067	64,670	61,279	75,913	1,313,828

Wireless – Prepaid (1)	373,138	(20,452)	(16,887)	820	14,831	344,357

Total Wireless	1,402,858	65,615	47,783	62,099	90,744	1,658,185

Total Subscribers	7,081,492	12,804	3,153	26,928	36,383	7,149,846

	2018
Subscriber Statistics	Opening	First	Second	Third	Fourth	Ending

Video – Cable	1,671,277	(18,008)	(17,715)	(16,332)	(33,990)	1,585,232

Video – Satellite	773,542	(20,505)	(4,301)	9,066	(7,399)	750,403

Internet	1,861,009	17,694	5,476	(3,754)	(3,481)	1,876,944

Phone	925,531	(17,418)	(14,842)	(13,264)	(26,160)	853,847

Total Consumer	5,231,359	(38,237)	(31,382)	(24,284)	(71,030)	5,066,426

Video – Cable	51,039	(705)	(400)	(251)	(77)	49,606

Video – Satellite	31,535	(512)	1,330	531	1,947	34,831

Internet	170,644	(494)	162	813	1,734	172,859

Phone	327,199	6,097	4,655	8,766	8,195	354,912

Total Business	580,417	4,386	5,747	9,859	11,799	612,208

Total Wireline	5,811,776	(33,851)	(25,635)	(14,425)	(59,231)	5,678,634

Wireless – Postpaid	764,091	33,050	93,508	54,189	84,882	1,029,720

Wireless – Prepaid	383,082	1,260	(3,806)	(7,530)	132	373,138

Total Wireless	1,147,173	34,310	89,702	46,659	85,014	1,402,858

Total Subscribers	6,958,949	459	64,067	32,234	25,783	7,081,492

(1)

The Company reduced the August 31, 2019 ending balance by 10,914 due to account cancellations dating back to 2016 previously not reported. The cancellations were comprised of 3,821 postpaid and 7,093 prepaid subscribers. In the Company’s view, the cancellations were not significant in relation to previously reported amounts.

62	Shaw Communications Inc. 2019 Annual Report

RESULTS OF OPERATIONS

OVERVIEW OF FISCAL 2019 CONSOLIDATED RESULTS

(millions of Canadian dollars except per share amounts)	2019	2018 (restated)(1)	Change %	2018 (as reported)	2017	Change %
Operations:
Revenue	5,340	5,189	2.9	5,239	4,882	7.3
Operating income before restructuring costs and amortization (2)	2,154	2,057	4.7	2,089	1,997	4.6
Operating margin (2)	40.3%	39.6%	1.8	39.9%	40.9%	(2.5)
Funds flow from continuing operations (3)	1,777	1,177	51.0	1,259	1,530	(17.7)
Net income from continuing operations	733	39	>100.0	66	557	(88.2)
Income (loss) from discontinued operations, net of tax	–	(6)	(100.0)	(6)	294	>(100.0)
Net income	733	33	>100.0	60	851	(92.9)
Free cash flow (2)	538	385	39.7	411	438	(6.2)
Balance sheet:
Total assets	15,646	14,431		14,424	14,373
Long-term financial liabilities
Long-term debt (including current portion)	5,308	4,311		4,311	4,300
Other financial liabilities	–	–		–	1
Per share data:
Basic earnings per share

Continuing operations	1.41	0.06		0.11	1.12

Discontinued operations	–	(0.01)		(0.01)	0.60

	1.41	0.05		0.10	1.72

Diluted earnings per share
Continuing operations	1.41	0.06		0.11	1.11
Discontinued operations	–	(0.01)		(0.01)	0.60

	1.41	0.05		0.10	1.71

Weighted average number of participating shares outstanding during period (millions)	511	502		502	491
Cash dividends declared per share
Class A	1.1825	1.1825		1.1825	1.1825
Class B	1.1850	1.1850		1.1850	1.1850

(1)

Fiscal 2018 reported figures have been restated applying IFRS 15. Comparative fiscal 2017 results have not been restated. Refer to “New Accounting Standards” for additional details on the changes for fiscal 2018.

(2)	Refer to key performance drivers.
(3)	Funds flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.

Fiscal 2019 Developments

•	Revenue for fiscal 2019 increased 2.9% to $5.34 billion from $5.19 billion in fiscal 2018.

•	Operating income before restructuring costs and amortization of $2.15 billion in fiscal 2019 was up 4.7% over the prior year’s $2.06 billion.

•	Net income was $733 million for fiscal 2019 compared to $33 million in fiscal 2018.

•	Earnings per share were $1.41 in fiscal 2019 compared to $0.05 in fiscal 2018.

•	Consolidated free cash flow in fiscal 2019 was $538 million compared to $385 million in fiscal 2018.

Management’s Discussion & Analysis Shaw Communications Inc.	63

•

During 2019, the Company’s dividend rates on Shaw’s Class A Shares and Class B Non-Voting Shares were $1.1825 and $1.1850, respectively. Dividends paid in fiscal 2019 were $606 million gross of amounts attributed to the dividend reinvestment plan.

Corporate

•

The Company’s voluntary departure program, or VDP, continued in fiscal 2019, resulting in approximately 1,000 employees exiting the Company in fiscal 2019 bringing the total to approximately 2,300 employees since the program commenced in March 2018. As of November 15, 2019, approximately 2,700 employees had departed the Company pursuant to the VDP, which is approximately 84% complete.

•

As the VDP approaches completion, the total restructuring charge is now expected to total approximately $437 million as approximately 90 employees either rescinded their acceptance of the VDP package with the approval of the Company or declined their package in order to expedite their departure date resulting in a $10 million recovery in fiscal 2019.

•

The anticipated annualized savings related to the VDP to be fully realized in fiscal 2020 are expected to be approximately $200 million (with approximately $125 million attributable to operating expenses and approximately $75 million attributable to capital expenditures) which is materially in line with the original estimate of $215 million. In fiscal 2019, VDP related cost savings totaled $135 million, of which $98 million were attributed to operating expenses and $37 million were attributed to capital expenditures. (For further detail, see “Total Business Transformation”).

•

On May 31, 2019, the Company completed its secondary offering of 80,630,383 Corus Class B non-voting participating shares of Corus at a price of $6.80 per share, representing approximately 39% of the outstanding Corus Class B non-voting participating shares for net proceeds to the Company of approximately $526 million. Shaw no longer holds any equity interest in Corus.

Financing Activities

•

On November 2, 2018, the Company closed its offering of $1 billion of senior notes, comprised of $500 million principal amount of 3.80% senior notes due 2023 and $500 million principal amount of 4.40% senior notes due 2028.

•

On November 21, 2018, the Company amended its $1.5 billion credit facility to extend the maturity date by two years, to December 22, 2023. The credit facility can be used for working capital and general corporate purposes.

•

Effective May 29, 2019, the Company amended the terms of its accounts receivable securitization program with a Canadian financial institution to extend the term to May 29, 2022 and increase sales committed up to a maximum of $200 million. As at August 31, 2019, $40 million was drawn under the program. On November 1, 2019, the Company drew an additional $80 million bringing the total amount drawn under the program to $120 million.

•	On October 1, 2019, the Company repaid $1.25 billion 5.65% senior notes.

•

On October 25, 2019, in accordance with the terms of its DRIP, the Company announced that in lieu of issuing shares from treasury, it will satisfy its share delivery obligations under the DRIP by purchasing Class B Non-Voting Shares on the open market. In addition, the Company will reduce the DRIP discount from 2% to 0% for the Class B Non-Voting Shares delivered under the DRIP. These changes to DRIP will apply to the dividends payable on November 28, 2019 to shareholders of record on November 15, 2019.

•

On October 29, 2019, the Company announced that it had received approval from the Toronto Stock Exchange (“TSX”) to establish a normal course issuer bid (“NCIB”) program. The program commenced on November 1, 2019 and will remain in effect until October 31, 2020. As approved by the TSX, the Company has the ability to purchase for cancellation up to 24,758,127 Class B Non-Voting Shares, representing 5% of all of the issued and outstanding Class B Non-Voting Shares. As of November 15, 2019, the Company has purchased 483,428 Class B Non-Voting Shares for cancellation for a total cost of approximately $13 million under the NCIB.

•

On November 21, 2019, the Company extended the term of its five-year $1.5 billion bank credit facility from December 2023 to December 2024. This credit facility is used for working capital and general corporate purposes.

Wireless – Freedom Mobile

•

In fiscal 2019, Freedom Mobile added over 266,000 subscribers which was complemented, on an annual basis, by ABPU improvement of 6.3% (to $41.67) and service revenue growth of 23% (to $694 million) compared to fiscal 2018. The performance reflects the increased number of customers subscribing to higher value service plans and purchasing devices from Freedom Mobile.

64	Shaw Communications Inc. 2019 Annual Report

•

During 2019, Freedom Mobile continued to roll-out of its Extended Range LTE in Calgary, Edmonton, Vancouver, and the GTA, which leverages our 700 MHz spectrum, to provide customers with improved in-building service as well as extending service at the edge of the coverage service area. The Company continues to focus on improving its customer experience through the deployment of the 700 MHz spectrum which is expected to continue throughout fiscal 2020, resulting in a 22-basis point reduction year-over-year in post-paid customer churn to 1.32%.

•

On February 28, 2019, the CRTC issued the Notice of Consultation (the “Notice”) for its anticipated review of the regulatory framework for mobile wireless services in Canada. The Notice conveys the CRTC’s preliminary view that it would be appropriate to mandate wholesale mobile virtual network operators (“MVNOs”) access to the networks of the national incumbents. The CRTC’s determinations on these and other questions in the Notice could affect Shaw’s ability to compete in the mobile wireless market. (For further details see “Government Regulations and Regulatory Developments – CRTC Wireless Review”).

•

In the third quarter of fiscal 2019, Freedom Mobile introduced new prepaid service plans that better aligned with current market offers resulting in a significant year-over-year improvement in prepaid market performance. Freedom Mobile also finalized an agreement with a third national retail partner, Mobilinq, to launch prepaid services in approximately 50 of its stores. At the end of fiscal 2019, Freedom had over 650 points of retail distribution.

•

On April 10, 2019, Freedom Mobile successfully acquired 11 paired blocks of 20-year 600 MHz spectrum, across its wireless operating footprint, for a total purchase price of $492 million, or $0.78 per MHz-Pop. The spectrum acquisition rights secured through the 600 MHz auction include 30 MHz across each of British Columbia, Alberta, and Southern Ontario as well as 20 MHz in Eastern Ontario. These licences were issued for a 20-year term, expiring in 2039.

•	In fiscal 2019, Freedom Mobile expanded its network through the launch of 19 new communities in Alberta, British Columbia, and Ontario.

Wireline – Consumer & Business

•

In fiscal 2019, the Company completed the activation of the next generation of cable access technology known as DOCSIS 3.1. Powered by our latest generation of DOCSIS 3.1 enabled Cable modem, the XB6, the upgrade allowed us to launch our Internet 600 consumer speed tier and our 1 Gbps business speed tier across virtually all of our Western Canadian cable footprint.

•	In November 2018, the Company doubled internet speeds of its top residential tiers, Internet 150 and Internet 300 to Internet 300 to Internet 600, respectively.

•

In April 2019, the Company unveiled Shaw BlueCurve, a technology that provides customers greater control over their home Wi-Fi experience through the BlueCurve Home App and Pods. Shaw Blue Curve is a simple and powerful new technology that gives customers more coverage and greater control over their home Wi-Fi experience while at the same time helping redefine their relationship with in-home connected devices. The Shaw Blue Curve app is the latest innovative product that the Company has introduced to the market, through its partnership with Comcast Corporation, and it is available with Shaw’s BlueCurve modem – the hub of our customers’ in-home content and connectivity experience. Shaw BlueCurve Pods expand in-home coverage by creating a mesh Wi-Fi network which blankets our customer’s home with wireless coverage and reduces the challenges of Wi-Fi deadspots.

•

Building on the BlueCurve gateway modem, the Company launched internet protocol television, or IPTV in Calgary in May and continues to expand this service, which is available across 70% of its Western Canadian cable footprint. The Company expects to complete the roll-out over the next several months.

•	In January 2019, Shaw Business launched 100 Mbps symmetrical private data connections to over 300,000 business locations in western Canada with the next generation Ethernet over DOCSIS technology.

•	In March 2019, Shaw Business:

•

launched its fastest Internet tier in select areas – with download speeds of up to 1 Gbps paired with upload speeds of up to 125 Mbps allowing businesses of all sizes to get the bandwidth they need and ensure their employees and guests can get the most out of their connectivity experience; and

•	doubled the speeds of eligible Shaw Business Internet and Smart WiFi 150 and 300 customers to Shaw Business Internet and Smart WiFi 300 and 600, respectively.

Management’s Discussion & Analysis Shaw Communications Inc.	65

•

On August 1, 2019, the Company completed the sale of the assets of the Shaw Calgary1 data center, including all of the contractual relationships residing in the facility and the existing operational and sales teams, to a third party.

•

On August 15, 2019, the CRTC issued Telecom Order 2019-288 (the “Order”), which set the Company’s final wholesale high speed service (“HSA”) rates. The final rates were significantly lower than the interim rates set in October 2016, and retroactive to January 31, 2017. On September 13, 2019, the Company jointly with Cogeco, Eastlink, Rogers, and Videotron (the “Cable Carriers”) filed a motion for leave to appeal the Order with the Federal Court of Appeal, as well as a motion to stay the Order, pending the final Judgment on the appeal (if leave is granted). On November 22, 2019, the motion for leave to appeal the order, as well as the motion to stay the order pending final judgement on the appeal was granted. As well, on November 13, 2019, the Cable Carriers filed a petition requesting that the Cabinet order the CRTC to rescind the Order. A decision on whether to vary, rescind or refer the Order back to the Commission must be made within one year from the date of the Order. (For further detail, see “Government Regulations and Regulatory Developments – Third Party Internet Access”).

Fiscal 2018 Highlights

•	Revenue for fiscal 2018 improved 7.3% to $5.24 billion from $4.88 billion in fiscal 2017.

•	Operating income before restructuring costs and amortization of $2.09 billion in fiscal 2018 was up 4.6% over fiscal 2017’s $2.0 billion.

•	Net income was $60 million for fiscal 2018 compared to $851 million in fiscal 2017.

•	Earnings per share were $0.10 in fiscal 2018 compared to $1.72 in fiscal 2017.

•	Consolidated free cash flow in fiscal 2018 was $411 million compared to $438 million in fiscal 2017.

•

During 2018, the Company’s dividend rates on Shaw’s Class A Shares and Class B Non-Voting Shares were $1.1825 and $1.1850, respectively. Dividends paid in fiscal 2018 were $605 million gross of amounts attributed to the dividend reinvestment plan.

Corporate

•

In the first quarter of fiscal 2018, Shaw changed the structure of its operating divisions to improve overall efficiency while enhancing its ability to grow as a leading Canadian connectivity company. Shaw’s previously existing Consumer and Business Network Services divisions were combined to form a new Wireline division with no changes to the existing Wireless division.

•

In the second quarter of fiscal 2018, the Company introduced TBT, a multi-year initiative designed to reinvent Shaw’s operating model to better meet the evolving needs and expectations of consumers and businesses by optimizing the use of resources, maintaining and ultimately improving customer service, and by reducing staff. Three key elements of the transformation are to: 1) shift customer interactions to digital platforms; 2) drive more self-install and self-serve; and, 3) streamline the organization that builds and services the networks.

•	As a first step in the TBT, a voluntary departure program, or VDP, was offered to eligible employees resulting in approximately 1,300 employees departing the Company in fiscal 2018.

•

In fiscal 2018, the Company incurred a total restructuring charge of $446 million related to severance and other employee related costs, as well as additional costs directly associated with the TBT initiative. VDP related cost reductions in fiscal 2018 totaled $47 million, of which $39 million were attributed to operating expenses and $8 million attributed to capital expenditures. (For further detail see “Total Business Transformation”).

•	In the third quarter of fiscal 2018, the Company incurred an impairment charge of $284 million related to its investment in Corus.

Financing Activities

•

On June 19, 2018, the Company established an accounts receivable securitization program with a Canadian financial institution which allows it to sell certain trade receivables into the program up to a maximum of $100 million. As at August 31, 2018, $40 million had been drawn under the program.

66	Shaw Communications Inc. 2019 Annual Report

Wireless – Freedom Mobile

•

In fiscal 2018, Freedom Mobile added over 255,000 subscribers which was complemented, on an annual basis, by an ABPU improvement of 6.1% (to $39.26) over fiscal 2017, reflecting the appeal of its differentiated value proposition.

•	In October 2017, Freedom Mobile launched the Big Gig data plans, targeting a data-centric customer with 10 GB of data for only $50 per month – unlike any other plan offered in Canada at that time.

•	In November 2017, Freedom Mobile began pre-selling iPhone X, iPhone 8 and 8 Plus at all Freedom Mobile retail locations across Canada.

•

In the second quarter of fiscal 2018, the Company completed the re-farm of 10 MHz of AWS-1 spectrum across Freedom Mobile’s footprint, significantly expanding Freedom Mobile’s addressable market as the AWS-1 spectrum supports nearly all LTE devices currently in use in Canada.

•	In May 2018, the Company completed its first successful 5G trials in Calgary by leveraging 28GHz mm wave and 3.5GHz spectrum in collaboration with Nokia, CableLabs and Rode & Schwarz.

•

In fiscal 2018, the Company successfully upgraded and deployed 2500 MHz spectrum in high traffic sites in the GTA, Calgary, Edmonton, and Vancouver and commenced the deployment of 700 MHz spectrum later in the year. This step, the deployment of the 2500 MHz spectrum, along with the completion of the re-farming of 10 MHz of the Company’s existing AWS-1 spectrum to LTE in the second quarter of fiscal 2018, resulted in a large majority of the Company’s existing customers migrating from 3G to LTE service using their existing devices.

•

In the fourth quarter of fiscal 2018, the Company launched voice over LTE, or VoLTE, nationwide across all three of its LTE spectrum bands – AWS-1, AWS-3, and 2500 MHz – offering customers with compatible devices a significant improvement in voice quality and a reduction in call set-up time.

•

During 2018, Freedom Mobile continued to expand its retail network by entering into distribution agreements with Loblaws and Walmart. Freedom Mobile products and services are currently being distributed in approximately 100 Loblaws’ “The Mobile Shop” locations and approximately 140 Walmart locations throughout Ontario, Alberta and British Columbia.

Wireline – Consumer & Business

•	On September 15, 2017, the Company sold a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation, to Omnitracs LLC for proceeds of approximately US$20 million.

•

In December 2017, Shaw Business launched SmartSurveillance, an enterprise-grade managed video surveillance solution designed to help owners monitor and protect their businesses while providing valuable analytical insights.

•

In the third quarter of fiscal 2018, the Company deployed the latest DOCSIS 3.1 advanced XB6 Wi-Fi modem, powered by Comcast, which enabled faster internet speeds, supported more devices and ensured a stronger in-home internet connection. DOCSIS 3.1 represents the latest development in a set of technologies that increase the capability of a hybrid fibre-coax network to transmit data both to and from customer premises.

•

During fiscal 2018, the Company continued to improve its BlueSky platform, powered by Comcast’s next generation X1 platform, which features a voice controlled remote and advanced search, by integrating both Netflix and YouTube seamlessly with live TV, video-on-demand and recorded content.

•	In July 2018, the Company launched Internet 300 with download speeds of up to 300 Mbps:

•	The Consumer division launched Internet 300 with unlimited data available across virtually all of Shaw’s Western Canadian footprint.

•	Shaw Business launched:

•

Internet 300 with unlimited data, which made it easier for Shaw Business customers to share files through cloud storage services, video conference with colleagues, and operate point of sale systems more efficiently; and

•

SmartWiFi 300, an enterprise-grade WiFi solution, that provides simultaneous device connections, instant analytics, 3 separate networks, and bandwidth allocation (to monitor and limit usage for heavy data users).

Management’s Discussion & Analysis Shaw Communications Inc.	67

Fiscal 2017 Highlights

•	Revenue for fiscal 2017 improved 8.1% to $4.88 billion from $4.52 billion in fiscal 2016.

•	Operating income before restructuring costs and amortization of $2.0 billion in fiscal 2017 was up 1.0% over prior year’s $1.98 billion.

•	Net income was $851 million for fiscal 2017 compared to $1.24 billion in fiscal 2016.

•	Earnings per share were $1.72 in fiscal 2017 compared to $2.51 in fiscal 2016.

•	Consolidated free cash flow in fiscal 2017 was $438 million compared to $482 million in fiscal 2016.

•

During 2017, the Company’s dividend rates on Shaw’s Class A Shares and Class B Non-Voting Shares were $1.1825 and $1.1850, respectively. Dividends paid in 2017 were $595 million gross of amounts attributed to the dividend reinvestment plan.

Corporate

•	On August 1, 2017, the Company sold 100% of its wholly-owned subsidiary ViaWest, Inc. and its subsidiaries (collectively, “ViaWest”) for approximately US$1.675 billion in cash.

•

The Company enhanced its wireless network capabilities through the acquisition of wireless spectrum licences from Quebecor on July 24, 2017 for $430 million. The acquired spectrum licences comprise 10 MHz licences of 700 MHz spectrum in each of British Columbia, Alberta and Southern Ontario, as well as the 20 MHz licences of the 2500 MHz spectrum in each of Vancouver, Edmonton, Calgary and Toronto.

Financing Activities

•

On December 15, 2016, the Company extended the term of its five-year $1.5 billion bank credit facility from December 2019 to December 2021. This credit facility is used for working capital and general corporate purposes.

•	The Company conducted a number of capital market activities, including:

•	the extension of its dividend reinvestment plan in respect of its Class A Shares and Class B Non-Voting Shares to eligible shareholders who are residents of the United States;

•	the issuance of 3.80% $300 million senior unsecured notes due March 1, 2027;

•	the repayment of $400 million senior unsecured notes due March 2, 2017; and

•	the repayment of US$846 million in borrowings under the Company’s and ViaWest’s credit facilities related to the sale of ViaWest.

•	The Company participated in Corus’ dividend reinvestment program for its initial investment in Corus Class B non-voting participating shares until September 1, 2017.

Wireless – Freedom Mobile

•	The Company continued to improve its network performance with the rollout of Freedom Mobile’s LTE-Advanced network to all its existing markets, on schedule and on budget, as of the end of fiscal 2017.

•	Freedom Mobile’s handset lineup continued to expand in fiscal 2017, with Apple, LG, Samsung, Sony and ZTE all being compatible with its AWS-3 LTE network.

68	Shaw Communications Inc. 2019 Annual Report

Wireline – Consumer & Business

•

In fiscal 2017, the Company began to deploy its newest generation of cable modem termination system equipment referred to as the Converged Cable Access Platform (“CCAP”) into its serving hubs. CCAP significantly enhances the capabilities of Shaw’s cable network and enabling it to leverage the next generation of cable access technology known as DOCSIS 3.1.

•	shomi, the over-the-top streaming platform that launched as a joint venture of Shaw and Rogers in fiscal 2015 was wound down with its operations and service ending on November 30, 2016.

•

The Company launched the market leading BlueSky TV, which is based on Comcast’s X1 video platform. BlueSky TV was launched in phases, with the initial launch in Calgary followed by the Vancouver launch in February and the national launch in April 2017.

•

The Company continued to expand its Shaw Go WiFi build-out. As at August 31, 2017, the Company had approximately 100,000 Shaw Go WiFi access points installed and operating throughout the network and over 3.3 million devices using Shaw Go WiFi. Moreover, the Company has leveraged its Wi-Fi access points to improve network coverage for Freedom Mobile customers which represents an important step in Shaw’s converged network strategy.

Revenue and operating income before restructuring costs and amortization

Shaw delivered full year fiscal 2019 financial results that met its guidance. Operating income before restructuring costs and amortization of $2,154 million in fiscal 2019 increased 4.7% over fiscal 2018 and was in line with the targeted increase of 4% to 6%. For further discussion of divisional performance see “Segmented Operations Review.”

Consolidated revenue of $5.34 billion for fiscal 2019 improved 2.9% over $5.19 billion for fiscal 2018. Revenue improved primarily due to the Wireless division contributing revenues of $1,047 million in fiscal 2019 as compared to $901 million in the prior year. The year-over-year improvement in Wireless revenue of $146 million or 16.2% reflects higher service revenues of $130 million and higher equipment revenues of $16 million driven primarily by added postpaid RGUs, higher ARPU, and higher ABPU. Excluding the results of the Wireless division, revenue for the twelve-month period for the Wireline division was up $8 million or 0.2%. Customer acquisition and rate increases were the primary driver of the $26 million in revenue growth from the Business division while Consumer division revenues decreased $18 million or 0.5% compared to the twelve-month period of fiscal 2018 as contributions from rate adjustments and growth in Internet revenue were offset by declines in Video, Satellite and Phone subscribers and revenue.

Operating income before restructuring costs and amortization of $2.15 billion for the twelve-month period improved 4.7% compared to $2.06 billion for fiscal 2018. The improvement was primarily due to the Wireless division contributing $199 million over the twelve-month period as compared to $142 million in fiscal 2018 and the Wireline division increase of $40 million year-over-year. Wireless increased $57 million or 40.1% over the comparable period driven primarily by subscriber growth, higher equipment margins and ABPU growth, partially offset by higher distribution channel costs and the impact of the $13 million credit for a retroactive domestic roaming rate adjustment in the prior year. Wireline increased $40 million or 2.1% over the comparable period primarily as a result of lower operating costs mainly related to VDP partially offset by the $10 million provision related primarily to the CRTC decision to reduce wholesale broadband rates available to third party internet providers from 2016 onward and the impact of the $15 million payment to address certain IP licensing matters.

Restructuring costs

Restructuring costs generally include severance, employee related costs and other costs directly associated with a restructuring program. As a first step in the TBT, the VDP was offered to eligible employees in the second quarter of fiscal 2018. The outcome of the program had approximately 3,300 Shaw employees accepting the VDP package, representing approximately 25% of all employees at that time. For the year ended August 31, 2019, the category included a $10 million reversal in restructuring charges related to the Company’s TBT initiative as a result of approximately 90 employees either rescinding their acceptance of the VDP package with the approval of the Company or forgoing their package to expedite their departure date. See “About our Business” for further details on the TBT and the VDP.

Management’s Discussion & Analysis Shaw Communications Inc.	69

Amortization

(millions of Canadian dollars)	2019	2018 (restated)(1)	Change %
Amortization revenue (expense)
Deferred equipment revenue	21	30	(30.0)
Deferred equipment costs	(85)	(110)	(22.7)
Property, plant and equipment, intangibles and other	(974)	(945)	3.1

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15. Refer to “New Accounting Standards” for additional details on the changes for fiscal 2018.

Amortization of property, plant and equipment, intangibles and other increased 3.1% for the year ended August 31, 2019 over the comparable period due to amortization of new expenditures exceeding the amortization of assets that became fully amortized during the year.

Amortization of financing costs and Interest expense

(millions of Canadian dollars)	2019	2018	Change %
Amortization of financing costs – long-term debt	3	3	–
Interest expense	258	248	4.0

Interest expense for the twelve-month period ended August 31, 2018 increased over the comparable period primarily due to higher average outstanding debt balances in the current year.

Other income and expenses

(millions of Canadian dollars)	2019	2018 (restated)(1)	Increase / (decrease)
Equity income (loss) of an associate or joint venture	46	(200)	246
Loss on disposal of an associate or joint venture	(109)	–	(109)
Other gains	50	32	18

	(13)	(168)	155

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15. Refer to “New Accounting Standards” for additional details on the changes for fiscal 2018.

In fiscal 2018, the Company recorded equity income of $46 million related to its investment in Corus compared to an equity loss of $200 million in the prior year. The increase substantially reflects a $284 million impairment from the Company’s investment in Corus recorded in the third quarter of fiscal 2018.

On May 31, 2019, the Company sold all of its 80,630,383 Corus Class B non-voting participating shares at a price of $6.80 per share. Proceeds, net of transaction costs, were $526 million, which resulted in a loss of $109 million for the twelve months ended August 31, 2019.

Other gains (losses) generally include realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the current year, the category includes a net $32 million gain on the disposal of property, plant and equipment, a $6 million gain on the disposal of a non-core business, as well as a $15 million gain on the disposal of a minor portfolio investment. In the prior year, the category includes a $16 million gain on the sale of certain wireless spectrum licenses as well as a $5 million provision recovery.

Earnings per share

(millions of Canadian dollars except per share amounts)	2019	2018 (restated)(1)	Change %
Net income	733	33	>100.0
Weighted average number of participating shares outstanding during period (millions)	511	502
Earnings per share
Basic	1.41	0.05
Diluted	1.41	0.05

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15. Refer to “New Accounting Standards” for additional details on the changes for fiscal 2018.

70	Shaw Communications Inc. 2019 Annual Report

Net income

Net income was $733 million in 2019 compared to $33 million in 2018(1). The year-over-year changes are summarized in the table below(1).

(millions of Canadian dollars)
Increased operating income before restructuring costs and amortization (2)	97
Decreased restructuring costs	455
Increased amortization	(13)
Increased interest expense	(10)
Increased equity income of an associate or joint venture	246
Change in other net costs and revenue (3)	(91)
Decreased income taxes	10
Increased income from discontinued operations, net of tax	6

700

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15. Refer to “New Accounting Standards” for additional details on the changes for fiscal 2018.
(2)	See definitions and discussion under “Non-IFRS and additional GAAP measures”
(3)

Net other costs and revenue include gains and losses on disposals of fixed assets and intangibles, business acquisition costs, accretion of long-term liabilities and provisions, debt retirement costs, realized and unrealized foreign exchange differences and other losses as detailed in the unaudited Consolidated Statements of Income

Net other costs and revenues had a $91 million unfavourable impact on net income primarily due to a $109 million loss related to the Company’s disposal of its investment in Corus Class B non-voting participating shares partially offset by a $15 million gain on the disposal of a minor portfolio investment in the current year.

SEGMENTED OPERATIONS REVIEW

WIRELINE

(millions of Canadian dollars)	2019	2018 (restated)(1)	Change %
Consumer	3,707	3,725	(0.5)
Business	593	567	4.6

Wireline revenue	4,300	4,292	0.2
Operating income before restructuring costs and amortization (2)	1,955	1,915	2.1

Operating margin (2)	45.5%	44.6%	2.0

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15. Refer to “New Accounting Standards” for additional details on the changes for fiscal 2018.
(2)	Refer to key performance drivers.

Wireline RGUs decreased by 186,973 in the current year, compared to net losses of 133,142 RGUs in fiscal 2018. Total Business RGU gains of 18,411 were more than fully offset by total Consumer RGU losses of 205,384 in the year which included net losses in cable Video of 106,861, Phone of 86,102 and satellite Video of 47,180 partially offset by the addition of approximately 34,759 Internet RGUs.

Consumer revenue for the year of $3.7 billion was comparable to last year. Higher revenue generated by annual rate adjustments and incremental Internet RGUs were fully offset by the impact of reductions to Video, Satellite and Phone RGUs. Business revenue for the year of $593 million was 4.6% higher over the prior year primarily due to customer growth as well as the impact of annual rate adjustments.

Operating income before restructuring costs and amortization of $2.2 billion increased 4.7% over the comparable period primarily as a result of lower operating costs mainly related to VDP partially offset by the $10 million provision related primarily to the CRTC decision to reduce wholesale broadband rates available to third party internet providers from 2016 onward and the impact of the $15 million payment to address certain IP licensing matters.

WIRELESS

(millions of Canadian dollars)	2019	2018 (restated)(1)	Change %
Service	694	564	23.0
Equipment and other	353	337	4.7

Wireless revenue	1,047	901	16.2
Operating income before restructuring costs and amortization (2)	199	142	40.1

Operating margin (2)	19.0%	15.8%	20.3

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15. Refer to “New Accounting Standards” for additional details on the changes for fiscal 2018.
(2)	Refer to key performance drivers.

In Wireless, the Company continued to grow postpaid and prepaid wireless subscribers, gaining a combined 266,241 RGUs in the year. The increase in the customer base reflects continued customer demand for the Big Gig data-centric pricing and packaging options, including Absolute Zero, the success of the new prepaid plans that were launched in April 2019, and the ongoing execution of the wireless growth strategy to improve the network and customer experience.

Wireless revenue for the year of $1,047 million increased $146 million or 16.2% over the prior year. The increase in revenue was driven primarily by year-over-year growth in both service and equipment revenue. The increase in service revenue was driven by RGU and ARPU growth in which a net

Management’s Discussion & Analysis Shaw Communications Inc.	71

287,929 postpaid subscribers were added, representing a 28% increase, and ARPU of $37.92 in fiscal 2019 compared to $37.11 in the prior year. The higher equipment revenues were driven by a large share of new postpaid subscribers purchasing handsets. ABPU of $41.67 for the full fiscal year compared to $39.19 for fiscal 2018 and reflects a higher proportionate share of postpaid subscribers.

Operating income before restructuring costs and amortization of $199 million increased $57 million or 40.1% over the comparable period driven primarily by subscriber growth, higher equipment margins and ABPU growth, partially offset by higher distribution channel costs and the impact of the $13 million credit for a retroactive domestic roaming rate adjustment in the prior year.

CAPITAL EXPENDITURES AND EQUIPMENT COSTS

	Year ended August 31,
(millions of Canadian dollars)	2019	2018 (restated)(1)	Change %
Wireline

New housing development	138	124	11.3

Success based	256	278	(7.9)

Upgrades and enhancements	346	493	(29.8)

Replacement	28	31	(9.7)

Buildings and other	59	92	(35.9)

Total as per Note 26 to the audited annual consolidated financial statements	827	1,018	(18.8)

Wireless
Total as per Note 26 to the audited annual consolidated financial statements	385	343	12.2

Consolidated total as per Note 26 to the audited annual consolidated financial statements	1,212	1,361	(10.9)

(1)	Fiscal 2018 reported figures have been restated. Refer to “Change in Accounting Policy” for additional details on the changes for fiscal 2018.

Capital investment was $1,212 million in the current year compared to $1,361 million in fiscal 2018. The decrease was driven primarily by a $191 million decrease in Wireline primarily due to lower system network infrastructure spending partially offset by incremental capital investment in the Wireless division relating primarily to investment for the continued deployment of 700 MHz spectrum and the expansion of the wireless network into 19 new markets.

Wireline

Success-based capital for fiscal 2019 of $256 million was moderately lower than fiscal 2018. The current year decrease in success-based capital was due primarily to lower Video equipment purchases in the year.

Capital spend on the combined upgrades and enhancement, and replacement categories was $374 million for the current year, a $150 million decrease over fiscal 2018 driven primarily by lower planned Wireline spend on system network infrastructure.

Capital spend on new housing development of $138 million was $14 million higher than the prior year driven by residential and commercial customer network growth and acquisition.

Investment in buildings and other of $59 million for the twelve-month period was down $33 million over the comparable period primarily due to the impact of proceeds received on the disposition of non-core assets.

Wireless

Capital investment in the Wireless division of $385 million for the twelve-month period was up $42 million over the prior year. In fiscal 2019, the Company continued to focus on investment in the Wireless network and infrastructure, specifically the deployment of 700 MHz spectrum, LTE and small cells as well as retail expansion in new and existing markets and enhancements to the back-office systems.

72	Shaw Communications Inc. 2019 Annual Report

DISCONTINUED OPERATIONS

SHAW TRACKING

On May 31, 2017, the Company entered an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Business Network Services segment. The Company determined that the assets and liabilities of the Shaw Tracking business met the criteria to be classified as a disposal group held for sale. Accordingly, the assets and liabilities of the Shaw Tracking business were classified in the consolidated statement of financial position at August 31, 2017 as current assets held for sale or current liabilities held for sale, respectively, as the sale of these assets and liabilities was expected to be completed within one year. In addition, the operating results and operating cash flows of the business are presented as discontinued operations separate from the Company’s continuing operations. The transaction closed on September 15, 2017.

	2019	2018

Revenue	–	1

Operating, general and administrative expenses

Employee salaries and benefits	–	–

Purchases of goods and services	–	1

Loss from discontinued operations before tax	–	–

Income taxes	–	–

Loss from discontinued operations, net of tax, before divestiture	–	–

Loss on divestiture, net of tax	–	(6)

Loss from discontinued operations, net of tax	–	(6)

Management’s Discussion & Analysis Shaw Communications Inc.	73

FINANCIAL POSITION

Total assets were $15.6 billion at August 31, 2019 compared to $14.4 billion at August 31, 2018. The following is a discussion of significant changes in the Consolidated Statement of Financial Position since August 31, 2018.

Current assets increased $1.14 billion primarily due to increases in cash of $1.06 billion, receivables of $34 million, inventory of $25 million, other current assets of $18 million, and current portion of contract assets of $3 million. Cash increased primarily due to the issuance of $1 billion of senior notes, netting proceeds of $993 million, proceeds of $551 million collected from the sale of its investment in Corus and other portfolio investments, proceeds of $59 million on the disposal of property, plant and equipment as well as funds provided by continuing operations. This was partially offset by cash outlays for the spectrum acquisition of $492 million and other capital additions.

Accounts receivable increased $34 million year-over-year primarily due to the increase in Wireless subscribers and the impact of rate changes in Wireline while inventory increased $25 million as a result of higher handset and satellite purchases towards the end of fiscal 2019 relative to the end of fiscal 2018.

Other current assets increased over the period mainly due to an increase in Wireless subscribers participating in the Company’s MyTab Boost, a plan that allows customers to pay less for their handset upfront if they pay a predetermined incremental amount on a monthly basis. This increase continues to be driven by growth in handset sales.

Investments and other assets decreased by $623 million due to the disposal of the Company’s investment in Corus and another minor portfolio investment. Property, plant and equipment increased $181 million due to capital investments in excess of amortization. Intangible assets increased $497 million primarily due to the acquisition of spectrum for $492 million.

Contract assets increased $20 million over the period mainly due to an increase in Wireless subscribers participating in the Company’s discretionary wireless handset discount program, MyTab. Under IFRS 15, the portion of this discount relating to the handset is applied against equipment revenue at the point in time that the handset is transferred to the customer while the portion relating to service revenue is recorded as a contract asset and amortized over the life of the contract against future service revenues.

Current liabilities increased $1.21 billion during the period primarily due to an increase in the current portion of long-term debt of $1.25 billion due to the reclassification of a $1.25 billion senior note due in October 2019, and an increase in accounts payable and accrued liabilities of $45 million, partially offset by decreases in provisions of $21 million, income taxes payable of $51 million and current portion of contract liabilities of $3 million.

Accounts payable and accruals increased due to the timing of payment and fluctuations in various payables including capital expenditures, interest and programming costs. The decrease in current provisions was mainly due to the payment of restructuring costs related to the TBT. In connection with the VDP, the Company recorded a total of $437 million in restructuring charges in fiscal 2018 and 2019 primarily related to severance and other related costs, of which $292 million has been paid, $142 million is included in current provisions and $1 million is included in long-term provisions. Income taxes payable decreased due to normal course tax installment payments and a lower current period provision.

Long-term debt decreased $253 million primarily due to the change in classification of the $1.25 billion senior note to current liabilities, partially offset by the issuance of $1 billion in senior notes, with $500 million due in 2023 and $500 million due in 2028.

Shareholders’ equity increased $315 million mainly due to an increase in share capital of $256 million and retained earnings of $113 million partially offset by an increase in accumulated other comprehensive loss of $55 million. Share capital increased due to the issuance of 10,147,427 Class B Non-Voting Shares under the Company’s stock option plan and DRIP.

As at November 15, 2019, share capital is as reported at August 31, 2019 with the exception of the issuance of a total of 1,169,500 Class B Non-Voting Shares upon exercise of options under the Company’s option plan and the issuance of shares under the Company’s dividend reinvestment plan as well as the cancellation of 396,982 Class B Non-Voting Shares in relation to the Company’s NCIB program which commenced on November 1, 2019. Retained earnings increased due to current year income of $733 million partially offset by dividends of $618 million. Accumulated other comprehensive loss increased primarily due to the re-measurement recorded on employee benefit plans and the reclassification of the Company’s share of other comprehensive income of associates to income as a result of the sale of our investment in Corus in the fiscal year.

74	Shaw Communications Inc. 2019 Annual Report

CONSOLIDATED CASH FLOW ANALYSIS

Operating activities

(millions of Canadian dollars)	2019	2018 (restated) (1)	Change %
Funds flow from continuing operations	1,777	1,177	51.0
Net change in non-cash working capital balances related to continuing	(209)	178	>(100.0)
Operating activities of discontinued operations	–	(2)	100.0

	1,568	1,353	15.9

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15. Refer to “New Accounting Standards” for additional details on the changes for fiscal 2018.

Funds flow from operations in fiscal 2019 increased over the comparable period primarily due to lower restructuring costs, higher operating income before restructuring costs and amortization and lower current income taxes partially offset by higher interest costs. The net change in non-cash working capital balances related to continuing operations fluctuated over the comparative period due to changes in the accounts receivable, other current asset, and other long-term asset balances and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing activities

(millions of Canadian dollars)	2019	2018 (restated)(1)	Increase
Cash flow used in investing activities	(1,133)	(1,176)	(43)

(1)	Fiscal 2018 reported figures have been restated applying IFRS 15. Refer to “New Accounting Standards” for additional details on the changes for fiscal 2018.

In fiscal 2019, cash used in investing activities decreased over the comparable period primarily due to proceeds of $551 million received from the sale of our investment in Corus and other investments, $90 million more proceeds generated from the disposal of a non-core business and property, plant and equipment and lower outlays for capital expenditures in the current year as compared to the prior year. The increased cash from disposal activities was partially offset by a $467 million increase year over year in spectrum purchases and an $82 million decrease in cash dividends received from Corus in the current year.

Financing activities

The changes in financing activities during 2019 and 2018 were as follows:

(millions of Canadian dollars)	2019	2018
Senior notes – net borrowings (repayments)	1,000	10
Bank loans – net borrowings	–	40
Bank facility arrangement costs	(9)	–
Dividends	(398)	(392)
Issuance of Class B Non-Voting Shares	35	43
Other	(1)	(1)

	627	(300)

Management’s Discussion & Analysis Shaw Communications Inc.	75

LIQUIDITY AND CAPITAL RESOURCES

In fiscal 2019, the Company generated $538 million of free cash flow. Shaw used its free cash flow along with $551 million net proceeds from the sale of its investment in Corus and another minor portfolio investment, $993 million net proceeds from senior note issuances, and proceeds on issuance of Class B Non-Voting Shares of $35 million to fund the net working capital change of $113 million, pay common share dividends of $389 million, purchase $492 million in spectrum licenses, pay $124 million in restructuring costs, and increase the cash on hand balance by $1 billion.

The Company issued Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $217 million during fiscal 2019.

Debt structure and financial policy

Shaw structures its borrowings generally on an unsecured and standalone basis. While certain non-wholly owned subsidiaries are subject to contractual restrictions which may prevent the transfer of funds to Shaw, there are no similar restrictions with respect to wholly-owned subsidiaries of the Company.

On November 2, 2018, the Company solidified its balance sheet through the issuance of $1 billion in senior notes, comprised of $500 million at a rate of 3.80% due November 2, 2023 and $500 million at a rate of 4.40% due November 2, 2028. The funds will be used for general corporate purposes which may include the repayment of indebtedness. On November 21, 2018, the Company amended the terms of its $1.5 billion bank credit facility to extend the maturity date to December 2023. The facility can be used for working capital and general corporate purposes, including to issue letters of credit.

On June 19, 2018, the Company established an accounts receivable securitization program with a Canadian financial institution which allows it to sell certain trade receivables into the program. Effective May 29, 2019, the Company amended the terms of its accounts receivable securitization program to extend the term of the program to May 29, 2022 and increase the sales committed up to a maximum of $200 million. As at August 31, 2019 $40 million was drawn under the program. Subsequent to year-end, on November 1, 2019, the Company increased the amount drawn by an additional $80 million under the program for total of $120 million drawn to date. The Company continues to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables remain recognized on the Company’s Consolidated Statement of Financial Position and the funding received is recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivable has no claim on any of our other assets.

As at August 31, 2019, the net debt leverage ratio for the Company is 1.9x which is consistent with August 31, 2018. Considering the prevailing competitive, operational and capital market conditions, the Board of Directors has determined that having this ratio in the range of 2.0 to 2.5x would be optimal leverage for the Company in the current environment. Should the ratio fall below this, other than on a temporary basis, the Board may choose to recapitalize back into this optimal range. The Board may also determine to increase the Company’s debt above these levels to finance specific strategic opportunities such as a significant acquisition or repurchase of Class B Non-Voting Participating Shares in the event that pricing levels were to drop precipitously.

The Company calculates net debt leverage ratio as follows (1):

(millions of Canadian dollars)	2019	2018 (restated)(3)
Short-term borrowings	40	40
Current portion of long-term debt	1,251	1
Long-term debt	4,057	4,310
50% of outstanding preferred shares	147	147
Cash	(1,446)	(384)

(A) Net debt (2)	4,049	4,114
Operating income before restructuring costs and amortization (2)	2,154	2,056
Corus dividends	10	92
(B) Adjusted operating income before restructuring costs and amortization (2)	2,164	2,148

(A/B) Net debt leverage ratio (2)	1.9x	1.9x

(1)	The following contains a description of the Company’s use of non-IFRS financial measures provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.
(2)

These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies and have not been presented as an alternative to liquidity prescribed by IFRS.

(3)	Fiscal 2018 reported figures have been restated applying IFRS 15. Refer to “New Accounting Standards” for additional details on the changes for fiscal 2018.

In November 2019, the Board of Directors updated its target net debt leverage ratio to 2.5x to 3.0x based on the expected impact of IFRS 16.

Shaw’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial

76	Shaw Communications Inc. 2019 Annual Report

ratios. At August 31, 2019, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings.

Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow (1) Ratio	< 5.00:1
Operating Cash Flow (1) to Fixed Charges (2) Ratio	> 2.00:1

(1)

Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.

(2)	Fixed Charges are defined as the aggregate interest expense for the most recently completed fiscal quarter multiplied by four.

Subsequent to year-end:

•	on October 1, 2019, the Company repaid the $1.25 billion of 5.65% senior notes.

•	on October 25, 2019, and in accordance with the terms of our DRIP, the Company announced that in lieu of issuing shares from treasury, it will satisfy its share delivery obligations under the DRIP by purchasing Class B Non-Voting Shares on the open market. In addition, the Company will reduce its discount from 2% to 0% for the Class B Non-Voting Shares delivered under the DRIP. These changes to the DRIP will apply to the dividends payable commencing on November 28, 2019 to shareholders of record on November 15, 2019.

•	On November 1, 2019, the Company increased the amount drawn under its accounts receivable securitization program by $80 million for a total of $120 million currently drawn under the program.

•	On October 29, 2019, the Company announced that it received approval from the TSX to establish a normal course issuer bid program. The program commenced on November 1, and will remain in effect until October 31, 2020. As approved by the TSX, the Company has the ability to purchase for cancellation up to 24,758,127 Class B Non-Voting Shares, representing 5% of all of the issued and outstanding Class B Non-Voting Shares. As of November 15, 2019, the Company has purchased 483,428 Class B Non-Voting Shares for cancellation for a total cost of approximately $13 million under the NCIB.

•	On November 21, 2019, the Company extended the term of its five-year $1.5 billion bank credit facility from
December 2023 to December 2024. This credit facility is used for working capital and general corporate purposes.

Preferred Share Dividends

On June 30, 2016, 1,987,607 of the Company’s Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (“Series A Shares”) were converted into an equal number of Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (“Series B Shares”) in accordance with the notice of conversion right issued on May 31, 2016. As a result of the conversion, the Company has 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding. The Series A Shares will continue to be listed on the TSX under the symbol SJR.PR.A. The Series B Shares began trading on the TSX on June 30, 2016 under the symbol SJR.PR.B. The annual fixed dividend rate for the Series A Shares, payable quarterly, was reset to 2.791% for the five-year period from and including June 30, 2016 to but excluding June 30, 2021. The floating quarterly dividend rate for the Series B Preferred Shares were set as follows:

Period	Annual Dividend Rate
June 30, 2016 to September 29, 2016	2.539%
September 30, 2016 to December 30, 2016	2.512%
December 31, 2016 to March 30, 2017	2.509%
March 31, 2017 to June 29, 2017	2.480%
June 30, 2017 to September 29, 2017	2.529%
September 30, 2017 to December 30, 2017	2.742%
December 31, 2017 to March 30, 2018	2.872%
March 31, 2018 to June 29, 2018	3.171%
June 30, 2018 to September 29, 2018	3.300%
September 30, 2018 to December 30, 2018	3.509%
December 31, 2018 to March 30, 2019	3.713%
March 31, 2019 to June 29, 2019	3.682%
June 30, 2019 to September 29, 2019	3.687%
September 30, 2019 to December 30, 2019	3.638%

The floating quarterly dividend rate will be reset quarterly.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations, including maturing debt, during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Off-balance sheet arrangement and guarantees

Guarantees

Generally, it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties; however, it has entered into certain agreements as more fully described in Note 27 to the Consolidated Financial Statements. As disclosed thereto, Shaw believes it is remote that these agreements would require any cash payment.

Management’s Discussion & Analysis Shaw Communications Inc.	77

Contractual obligations

The amounts of estimated future payments under the Company’s contractual obligations at August 31, 2019 are detailed in the following table.

	Payments due by period
(millions of Canadian dollars)	Total	Within 1 year	2 – 3 years	4 – 5 years	More than 5 years
Long-term debt (1)	5,350	1,251	802	1,002	2,295
Lease and maintenance obligations (2)	919	170	286	228	235
Purchase obligations (3)	983	510	242	102	129
Property, plant and equipment	181	140	21	15	5

	7,433	2,071	1,351	1,347	2,664

(1)	Includes principal repayments and interest payments.
(2)	Includes maintenance and lease of satellite transponders, and lease of transmission facilities and premises.
(3)	Includes contractual obligations under service, product, and wireless device contracts, program related agreements and exclusive rights to use intellectual property in Canada.

Share Capital and Listings

The Company is authorized to issue a limited number of Class A Shares; an unlimited number of Class B Non-Voting Shares; an unlimited number of Class 1 Preferred Shares issuable in series; and an unlimited number of Class 2 Preferred Shares issuable in series, of which 12,000,000 were designated Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (the “Series A Shares”) and 12,000,000 were designated Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (the “Series B Shares”). The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of such shares (i) currently issued and outstanding;

and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares.

As at November 15, 2019, there were 495,559,271 Class B Non-Voting Shares, 10,012,393 Series A Shares, and 1,987,607 Series B Shares and 22,372,064 Class A Shares issued and outstanding. There were also 8,174,093 options to purchase Class B Non-Voting Shares and 13,271 RSUs that will settle in Class B Non-Voting Shares issued from Treasury outstanding. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

The following table sets forth, for each month during the fiscal year ending August 31, 2019, the monthly price range and volume traded for the Class A Shares on the TSX Venture Exchange (TSXV) and for the Class B Non-Voting Shares, Series A Shares and Series B Shares on the Toronto Stock Exchange (TSX).

	Class A Shares (1) TSX Venture-SJR.A			Class B Non-Voting Shares (1) TSX-SJR.B			Series A Shares (1) TSX-SJR.PR.A			Series B Shares (1) TSX-SJR.PR.B
	High	Low	Volume	High	Low	Volume	High	Low	Volume	High	Low	Volume
Sep 2018	28.02	26.40	9,209	26.43	24.92	15,303,960	18.90	18.31	50,449	19.71	19.34	12,211
Oct 2018	27.25	25.55	19,112	25.42	24.02	20,729,347	18.70	16.50	176,821	19.77	18.74	31,525
Nov 2018	26.50	24.01	8,640	25.71	23.82	23,256,640	17.90	15.79	149,303	19.13	17.05	19,221
Dec 2018	27.98	24.20	4,733	25.48	24.06	29,971,999	16.30	14.34	183,278	17.50	15.21	22,950
Jan 2019	28.20	23.70	13,245	27.24	24.44	36,446,462	16.37	15.00	164,440	16.91	15.57	19,517
Feb 2019	29.00	27.00	7,200	27.49	26.57	19,891,497	15.80	14.46	608,924	16.50	15.50	10,534
Mar 2019	29.00	27.10	9,057	27.99	26.99	26,060,534	15.55	14.26	386,164	16.28	14.79	22,269
Apr 2019	28.75	27.00	2,878	28.10	26.61	25,624,801	14.87	14.05	245,575	15.40	14.80	12,306
May 2019	28.80	27.04	5,297	27.85	26.72	20,181,594	14.70	13.75	180,593	15.20	14.75	27,999
Jun 2019	28.80	26.22	9,208	27.91	25.51	22,563,357	13.93	12.80	292,743	14.50	13.00	30,093
Jul 2019	27.99	25.89	8,210	27.02	25.42	18,854,826	14.65	13.55	244,783	14.96	13.55	53,554
Aug 2019	27.50	25.25	13,700	26.27	24.87	13,365,254	14.45	12.35	144,884	14.60	12.86	23,350

(1)	Trading price and volume data is obtained from the TMX group

78	Shaw Communications Inc. 2019 Annual Report

Share Splits

There have been four splits of the Company’s Class A and Class B Non-Voting Shares: July 30, 2007 (2 for 1); February 7, 2000 (2 for 1); May 18, 1994 (2 for 1); and September 23, 1987 (3 for 1). In addition, as a result of the Arrangement referred to in the Management Information Circular dated July 22, 1999, a Shareholder’s Adjusted Cost Base was reduced for tax purposes.

ADDITIONAL INFORMATION

Additional information relating to Shaw, including the Company’s 2019 Annual Information Form can be found on SEDAR at www.sedar.com.

COMPLIANCE WITH NYSE CORPORATE GOVERNANCE LISTING STANDARDS

Disclosure of the Company’s corporate governance practices which differ from the New York Stock Exchange (“NYSE”) corporate governance listing standards are posted on Shaw’s website, www.shaw.ca (under Investors/Corporate Governance/Compliance with NYSE Corporate Governance Listing Standards).

CERTIFICATION

The Company’s Chief Executive Officer and Executive Vice President, Chief Financial & Corporate Development Officer have filed certifications regarding Shaw’s disclosure controls and procedures and internal control over financial reporting (“ICFR”).

As at August 31, 2019, the Company’s management, together with its Chief Executive Officer and Executive Vice President, Chief Financial & Corporate Development Officer, has evaluated the effectiveness of the design and operation of each of the Company’s disclosure controls and procedures and ICFR. Based on these evaluations, the Chief Executive Officer and Executive Vice President, Chief Financial &

Corporate Development Officer have concluded that the Company’s disclosure controls and procedures and the Company’s ICFR are effective.

Other than the items described below, there have been no changes in the Company’s ICFR during the fiscal year that have materially affected, or are reasonably likely to materially affect, Shaw’s ICFR.

On September 1, 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers and implemented a new revenue recognition accounting system that enabled it to comply with the IFRS 15 requirements. As a result, significant additions and modifications have been made to the Company’s ICFR for the Wireless segment. Notably, the Company has:

•	updated its policies and procedures related to how revenue is recognized;

•	implemented controls surrounding the recently implemented revenue recognition system to ensure the inputs, processes, and outputs are accurate; and

•	implemented controls designed to address risks associated with the five-step revenue recognition model.

On December 4, 2018, the Company implemented a new Enterprise Resource Planning (“ERP”) system for its Wireline operations that comprises both accounting and supply chain modules. In connection with the implementation, the Company updated its ICFR, as necessary, to accommodate related changes to its business processes and accounting procedures. Management will continue to monitor the effectiveness of these processes going forward.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Management’s Discussion & Analysis Shaw Communications Inc.	79